Regeneron

Annual Report 2005

Regeneron is a biopharmaceutical company that discovers, develops, and intends to commercialize pharmaceutical products for the treatment of serious medical conditions. We are currently focused on three development programs: VEGF Trap in oncology, VEGF Trap eye formulation in eye diseases, and the IL-1 Trap in various systemic inflammatory conditions. The VEGF Trap oncology development program is being conducted jointly with the sanofi-aventis Group. Our preclinical programs are focused on identifying and developing product candidates using our proprietary technologies related to human monoclonal antibodies.

On the cover: The VEGF Trap
The cover is an illustration of how the VEGF Trap is designed to "trap" the vascular endothelial growth factor (VEGF) protein, thereby preventing it from promoting the abnormal growth of blood vessels.

Forward-looking Statements and Risk Factors
Except for historical information, the matters contained in this annual report may constitute forward-looking statements that involve risks and uncertainties, including uncertainties related to product development and clinical trials, unforeseen safety issues resulting from the administration of products in patients, uncertainties related to the need for regulatory and other government approvals, patents and proprietary technology, the need for additional capital, uncertainty of market acceptance of Regeneron's product candidates, the receipt of future payments, the continuation of business partnerships, and additional risks detailed from time to time in Regeneron's filings with the Securities and Exchange Commission. Please refer to Regeneron's recent Forms 10-K, 10-Q, and 8-K for additional information on the uncertainties and risk factors related to our business. Because forward-looking statements involve risks and uncertainties, actual results may differ materially from current results expected by Regeneron.

Dear shareholders, Regeneron emerged from 2005 with three lead clinical development programs, $317 million in cash and securities, and an expanded VEGF Trap oncology collaboration with sanofi-aventis, the world's third largest pharmaceutical company. Sanofi-aventis is taking the lead in funding and overseeing the worldwide VEGF Trap cancer program. This program entered phase 2 clinical development in early 2006.

In addition, over the last year we completed the initial phase of our VEGF Trap eye development program with encouraging early-stage data. Based on these data, we recently initiated phase 2 clinical testing of the VEGF Trap eye formulation. Our third and most advanced clinical development program is testing the interleukin-1 (IL-1) Trap in a pivotal trial in patients with a rare genetic inflammatory disorder. Additional proof of concept studies are underway testing the IL-1 Trap in other inflammatory conditions. >

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

P. Roy Vagelos, M.D.
Chairman of the Board

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President
Regeneron Research Laboratories



Our strategy. Our strategy has always been to establish a full complement of in-house capabilities to discover, develop, manufacture, and eventually market our product candidates. We believe that our investment in top-tier internal R&D and manufacturing capabilities, while entailing significant expenditures and risk, is critical if we are to succeed in our long-term efforts to reap the benefits from our discoveries and become a fully integrated biopharmaceutical company. At the same time, we have taken steps designed to mitigate the substantial degree of risk that exists in drug discovery and development, as discussed below.

A clear focus. In building the Company's current clinical pipeline, we have focused on those product candidates and diseases that we believe present the best prospects for success. At the same time, we have discontinued development programs where the product profile or competitive landscape does not support further investment, such as our decision in 2005 to halt development of the IL-1 Trap in rheumatoid arthritis. In addition to focusing our development efforts, we have taken steps to mitigate risk in our portfolio by developing unique, high affinity molecules that address molecular targets that have been pre-clinically and clinically validated as playing an important role in diseases. This helps reduce the substantial mechanism-based risks that exist with many new drug candidates in development.

A strategic partnership. To accelerate the development of our drug candidates and reduce some of the execution and financial risks inherent in biotechnology, we pursue strategic drug development partnerships when they are in the best long-term interest of the Company. Our agreement with sanofi-aventis to develop the VEGF Trap in cancer represents our most significant collaboration. This collaboration began in 2003 and was expanded in late 2005 to include Japan. Under the original agreement, sanofi-aventis made a $125 million up-front payment, consisting of a $45 million equity investment and

Our 2006 Strategic Goals

VEGF Trap-Oncology	Advance three single agent phase 2 efficacy studies and five combination studies
	Initiate phase 3 efficacy/safety trial in combination with chemotherapy
	Initiate multiple additional studies in conjuction with NCI
VEGF Trap-Eye	Complete phase 2 trial in wet AMD
	Prepare for phase 3 program
IL-1 Trap	Complete efficacy phase of pivotal study in CAPS
	Evaluate the IL-1 Trap for SJIA
VelocImmune™	Produce high affinity antibodies against selected targets
	Evaluate antibody candidates for clinical development

an $80 million cash payment. In late 2005, sanofi-aventis agreed to make an additional $25 million payment to add Japan to the scope of the collaboration. Sanofi-aventis funds 100% of the worldwide development costs for the program and we agreed to repay 50% of these costs out of any future profits from the sale of VEGF Trap products in the collaboration.

This agreement provides us with many benefits. We eliminate the significant financial risk associated with paying for expensive, late-stage clinical trials. If the VEGF Trap cancer program is successful, then we will reimburse sanofi-aventis for half of these costs out of our share of future profits. Furthermore, we retain the right to co-promote the VEGF Trap in major markets, and we are entitled to receive half of any future profits from VEGF Trap sales by the collaboration except in Japan, where we are entitled to a royalty of approximately 35% of net sales.

Of course, the true value of this strategic collaboration is not measured only by its financial terms. What we have discovered is that the combined resources and expertise of our two companies and our collective commitment to the VEGF Trap cancer program have also yielded significant benefits. Sanofi-aventis and we are working closely together to undertake an accelerated and broad-based development program that allows us to address cancer indications and geographic regions faster than we would have been able to accomplish on our own. This partnership improves our chances to successfully develop the VEGF Trap and realize its full potential.

Sanofi-aventis



Masato Fukui is the sanofi-aventis project leader for the VEGF Trap collaboration in Japan.



A Global Partner

Sanofi-aventis, Regeneron's development collaborator for the VEGF Trap in oncology, has business activities around the globe. It has R&D, manufacturing and commercial operations in 80 countries.

The oncology program. The VEGF Trap is designed to bind and "trap" Vascular Endothelial Growth Factor (VEGF)-A and the related Placental Growth Factor (PIGF). Tumors release VEGF to promote the blood vessel growth that is thought to be necessary for tumor growth. By "trapping" the VEGF being made by tumors, the VEGF Trap is designed to prevent the tumors from promoting blood vessel growth — and thus the growth of tumors. Avastin® (bevacizumab), a monoclonal antibody, which is marketed by Genentech and Roche, also neutralizes VEGF, but the VEGF Trap has a higher affinity for VEGF than Avastin, as demonstrated by laboratory experiments, and has the ability to block all isoforms of VEGF-A and PIGF. We hope our clinical trials will confirm that these product characteristics translate into clinical advantages.

Over the past year, the VEGF Trap cancer program has clearly benefited from sanofi-aventis' worldwide expertise in cancer drug development. Together, we initiated a rapid expansion of our clinical development program, encompassing both single agent studies and chemotherapy combination studies in different types of cancer. These trials have yielded some encouraging preliminary data in some trial subjects who failed to respond to prior chemotherapy treatments.

Like last year, 2006 should be an eventful year for the VEGF Trap in oncology. The development program includes three phase 2 studies, which are being initiated in the first half of 2006, testing the use of the VEGF Trap as a single agent in late stage cancer patients with non-small cell lung adenocarcinoma, advanced ovarian cancer, and symptomatic malignant ascites.

In addition, five preliminary safety and tolerability studies of the VEGF Trap in combination with chemotherapy are underway. These trials set the stage for the advanced combination study program, which is to begin in the second half of 2006, assuming successful completion of the preliminary safety and tolerability studies. We are also planning to commence at least ten efficacy/safety studies of the VEGF Trap in various cancer indications in collaboration with the National Cancer Institute later this year.

VEGF Trap: Oncology



Skin
Tumor

Control tumor in preclinical model

Black lines in the tumor are blood vessels.



Skin
Tumor

VEGF Trap treated tumor in preclinical model

Notice lack of blood vessels in tumor as blood vessel formation is completely blocked by VEGF Trap.

A Targeted Approach

Regeneron's oncology development program is based on the VEGF Trap, which is currently in clinical trials for solid tumors.

Tumors must recruit a blood supply in order to grow. A naturally occurring protein, called Vascular Endothelial Growth Factor (VEGF), facilitates this process. VEGF binds to a cell-surface receptor that then signals the growth of new blood vessels. Research has shown that VEGF present at tumor sites can stimulate the formation of blood vessels that supply the nutrients and oxygen tumors need for growth.

Regeneron has developed a proprietary molecule called the VEGF Trap, which is designed to "trap" VEGF in the bloodstream before it can reach cell-surface receptors and trigger blood vessel growth. The unique design of the VEGF Trap enables it to bind VEGF with extremely high affinity. Preclinical studies have shown that tumors treated with the VEGF Trap show a marked reduction in blood vessel growth and a corresponding reduction in tumor size. The VEGF Trap is in phase 2 clinical development in different cancer indications.

The eye program. The VEGF Trap eye program also recorded strong progress during 2005 in early stage trials in patients with the neovascular form of age-related macular degeneration (wet AMD), a leading cause of blindness among the elderly. Patients with this condition experience a loss of vision due to the development of abnormal, fragile blood vessels. These vessels leak fluid into the tissues of the eye, interfering with vision, as well as leading to destruction of the central part of the retina, the area of the eye that is most important for critical visual tasks such as reading. VEGF plays a major role in the development of these abnormal vessels and the leakage they cause. As with the cancer program, the "mechanism risk" associated with the VEGF Trap in this disease is reduced, as other agents that treat wet AMD by blocking VEGF — including Macugen®, which has been approved by the United States Food and Drug Administration (FDA) — have demonstrated that blocking VEGF can result in stabilization or even improvement of vision in patients with wet AMD. The higher affinity of the VEGF Trap, as demonstrated in in-vitro studies, as well as a longer half-life for the VEGF Trap observed in pre-clinical animal models compared with other VEGF blockers injected into the eye, could provide a clinical benefit of better improvement of vision and/or less frequent intravitreal injections.

In the first quarter of 2006, we reported positive preliminary results from an ongoing phase 1 dose-escalation study of the VEGF Trap in 21 clinical trial subjects with wet AMD. On average, patients have shown rapid, substantial, and prolonged (at least six weeks) reductions in retinal thickness as measured by optical coherence tomography (OCT), and half of the patients treated at the highest two dose levels reported at least three lines of improvement in visual acuity. Patients in this trial received a single dose of the VEGF Trap at levels up to four milligrams by direct injection into the eye. A maximum tolerated dose was not reached, and there was no evidence of ocular inflammation. A phase 2 clinical trial in wet AMD was initiated in the first part of 2006, testing the VEGF Trap at different doses and different dosing intervals. Assuming successful completion of this phase 2 trial, we hope to initiate the phase 3 program for the VEGF Trap in wet AMD in early 2007.

Regeneron retains exclusive rights to the VEGF Trap intravitreal eye program. However, we may choose to consider strategic partnering opportunities, should they arise, as the program advances into later stage clinical trials.

VEGF Trap-Eye

Adressing a Serious Disease

Age-related macular degeneration (AMD) is a leading cause of acquired blindness. Patients with this condition can experience a loss of vision due to the development of abnormal, fragile blood vessels in the back of the eye. A particular type of AMD, called wet AMD, accounts for approximately 90% of AMD-related blindness. Several million people in the United States are at risk for severe vision loss from wet AMD each year.

Regeneron's VEGF Trap-Eye demonstrated rapid, substantial, and prolonged reductions in retinal thickness, a clinical measure of disease activity in wet AMD in its phase 1 trial. The phase 2 program, currently underway, is evaluating the VEGF Trap-Eye at different doses and at different dosing intervals.

OCT Scans Measuring Retinal Thickness
1.0 mg Single Dose


This area indicates excess fluid.
Baseline: 732 microns


Week 1: 196 microns


Week 2: 168 microns


Week 8: 182 microns

Optical Coherence Tomography (OCT) is a non-invasive method of imaging the retina, the thin layer of tissue at the back of the eye that senses light. The baseline scan above shows a patient's pre-trial retina, 732 microns thick. After one dose of the VEGF Trap, excess fluid buildup ceased, and the patient's retina returned to a normal thickness that was maintained for 8 weeks.

The IL-1 Trap program. Our third major development program is the IL-1 Trap. IL-1 is a protein that is a key driver of inflammatory responses. In excess, it may be involved in or may be the cause of certain inflammatory diseases and conditions. The IL-1 Trap is designed to attach to and neutralize IL-1 in the blood stream before it can bind to cell-surface receptors and generate signals that can trigger disease activity in the body.

The most advanced program for the IL-1 Trap is in patients with CIAS1-associated periodic syndrome (CAPS), a family of very rare autoinflammatory diseases that have been shown to be associated with elevated levels of IL-1 and for which there are no approved therapies. In 2005, we reported positive preliminary results for the first four patients with CAPS in an ongoing pilot study being conducted with the National Institutes of Health, testing once-weekly dosing of the IL-1 Trap. Based on these results, we initiated a pivotal study of the IL-1 Trap in patients with CAPS in the fourth quarter of 2005. This study is completely enrolled and includes a six-month, placebo-controlled efficacy phase, followed by a six-month open label extension phase. If this trial is successful, we could file an application for marketing approval for the IL-1 Trap as early as the first half of 2007. The FDA has granted Orphan Drug Designation to the IL-1 Trap in CAPS disorders.

The IL-1 Trap may also have applications in other inflammatory diseases. We initiated a proof of concept study of the IL-1 Trap in Systemic Juvenile Idiopathic Arthritis (SJIA) in mid-2005. SJIA affects up to 10,000 children in the United States and the FDA has also granted Orphan Drug Designation to the IL-1 Trap in this disease.

IL-1 Trap: Inflammation

Targeting Inflammatory Diseases

CIAS1-associated periodic syndrome (CAPS) is a very rare family of hereditary inflammatory diseases. CAPS patients suffer from fever, rash, chills, arthralgia, myalgia, and fatigue. There are currently no therapies approved for the treatment of CAPS.

CAPS has been shown to be associated with elevated levels of IL-1, and Regeneron is testing the IL-1 Trap in patients with the syndrome. Results to date have been encouraging, as the accompanying chart illustrates.

Five subjects with CAPS were treated with a loading dose regimen of the IL-1 Trap. The median time of maximal efficacy (M.E.) was day 9 (range from day 6–11). Physician, patient, and laboratory evaluations were performed both before treatment (Baseline) and at the primary evaluation time point (Evaluation). Physician and patient endpoints represent scores based on rating scales. CRP is a marker of inflammation that is measured using a quantitative laboratory test.


Physician Evaluation
Patients' Daily Symptom Self-Score
average daily score
Patient's Pain Self-Score
Serum CRP Result
in mg/dL
Worse
Better
8
6
4
2
Baseline
M.E.*

The above data shows favorable effects of the IL-1 Trap on clinical and laboratory measures in patients with CAPS.

M.E. represents ascertainment at time of maximal efficacy.

Creating future value. We believe that a clear focus on the most promising clinical opportunities will assist in our efforts to deliver important benefits to patients, while building value for shareholders. However, we have not lost sight of the additional need to position Regeneron for the long term. We view our VelocImmune™ technology as a very promising platform for creating future value. VelocImmune is Regeneron's novel approach to generating fully human monoclonal antibodies against targets of therapeutic interest. VelocImmune and our related technologies offer the potential to increase the speed and efficiency through which human monoclonal antibody therapeutics can be discovered and validated, thereby enhancing our early stage drug development activities.

Our proprietary VelociGene™ technology is another area of signficant opportunity. VelociGene is our high-throughput approach for providing insights into gene function and therapeutic targets. Through this technology, we are able to rapidly generate novel disease models which, in turn, allow our scientists to identify the physical and biological effects of deleting or over-expressing a target gene of interest. We use VelociGene for our own internal efforts and for other interested parties on a contract, fee-for-service basis.

Antibodies

A Proven Technology

A significant and growing number of approved therapeutics are monoclonal antibodies. As of 2005, 18 antibodies have been approved for marketing by the FDA with estimated combined sales approaching $10 billion. Their highly specific mechanism of action makes antibodies attractive candidates for pharmaceutical development. The number of approved antibodies and total sales are projected to grow substantially over the next five years.

Cumulative Number of Antibody Therapeutics Approved in the US



20
15
10
5
1986
1989
1992
1995
1998
2001
2004
2005

Source: Merrill Lynch

Antibody Market: Projected Annual Sales



$40 billion
$30 billion
$20 billion
$10 billion
2004
2005
2007
2010
Actual
Projected

Source: Datamonitor

Moving forward. Given the advances in each of our clinical programs, and the emerging promise of our Velocimmune antibody platform, we view 2005 as a year of significant progress for Regeneron. We hope to accelerate that momentum in 2006.

As our business evolves, we will continue to rely on the commitment, talent and expertise of our colleagues at Regeneron. The development of novel therapeutics can be a long and, at times, frustrating process. It requires a clear focus on long-term goals and a recognition that the work that we do holds the potential to benefit the health and well-being of patients worldwide. In light of this, we would like to thank our employees for their hard work and dedication. We feel strongly that they represent one of the finest scientific, technological and managerial teams in the industry.

We would also like to acknowledge the loyalty of our shareholders. We are committed to our strategy for building long-term value, and we look forward to addressing you next year with updates on our continued progress.

P. Roy Vagelos, M.D.
Chairman of the Board

Leonard S. Schleifer, M.D., Ph.D.
President and
Chief Executive Officer

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President
Regeneron Research Laboratories

Financial Review

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-19034

REGENERON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

New York	**13-3444607**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No)*
777 Old Saw Mill River Road, Tarrytown, New York	**10591-6707**
(Address of principal executive offices)	*(Zip code)*

(914) 347-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:
Common Stock — par value $.001 per share
(Title of Class)

Preferred Share Purchase Rights expiring October 18, 2006
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $436,098,000, computed by reference to the closing sales price of the stock on NASDAQ on June 30, 2005, the last trading day of the registrant's most recently completed second fiscal quarter.

The number of shares outstanding of each of the registrant's classes of common stock as of February 15, 2006:

Class of Common Stock	Number of Shares
Class A Stock, $.001 par value	2,325,973
Common Stock, $.001 par value	54,532,748

DOCUMENTS INCORPORATED BY REFERENCE:

Specified portions of the Registrant's definitive proxy statement to be filed in connection with solicitation of proxies for its 2006 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K. Exhibit index is located on pages 45 to 48 of this filing.

PART I

Item 1. *Business*

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties relating to future events and the future financial performance of Regeneron Pharmaceuticals, Inc., and actual events or results may differ materially. These statements concern, among other things, the possible success and therapeutic applications of our product candidates and research programs, the timing and nature of the clinical and research programs now underway or planned, and the future sources and uses of capital and our financial needs. These statements are made by us based on management's current beliefs and judgment. In evaluating such statements, stockholders and potential investors should specifically consider the various factors identified under the caption "Risk Factors" which could cause actual events or results to differ materially from those indicated by such forward-looking statements. We do not undertake any obligation to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

General

Regeneron Pharmaceuticals, Inc. is a biopharmaceutical company that discovers, develops, and intends to commercialize pharmaceutical products for the treatment of serious medical conditions. We are currently focused on three clinical development programs: VEGF Trap in oncology, VEGF Trap eye formulation (VEGF Trap-Eye) in eye diseases using intraocular delivery, and IL-1 Trap in various systemic inflammatory indications. The VEGF Trap oncology development program is being developed jointly with the sanofi-aventis Group under a September 2003 collaboration agreement. Our preclinical research programs are in the areas of oncology and angiogenesis, ophthalmology, metabolic and related diseases, muscle diseases and disorders, inflammation and immune diseases, bone and cartilage, pain, and cardiovascular diseases. We expect that our next generation of product candidates will be based on our proprietary technologies for developing Traps and Human Monoclonal Antibodies. Developing and commercializing new medicines entails significant risk and expense. Since inception we have not generated any sales or profits from the commercialization of any of our product candidates.

Our core business strategy is to maintain a strong foundation in basic scientific research and discovery-enabling technology and combine that foundation with our manufacturing and clinical development capabilities to build a successful, integrated biopharmaceutical company. Our efforts have yielded a diverse pipeline of product candidates that we believe has the potential to address a variety of serious medical conditions. We believe that our ability to develop product candidates is enhanced by the application of our technology platforms. Our discovery platforms are designed to identify specific genes of therapeutic interest for a particular disease or cell type and validate targets through high-throughput production of mammalian models. Our Traps, Human Monoclonal Antibody (VelocImmune™), and cell line expression technologies may then be utilized to design and produce new product candidates directed against the disease target. We continue to invest in the development of enabling technologies to assist in our efforts to identify, develop, and commercialize new product candidates.

Clinical Programs:

1. VEGF Trap — Oncology

The VEGF Trap is a protein-based product candidate designed to bind all forms of Vascular Endothelial Growth Factor-A (called VEGF-A, also known as Vascular Permeability Factor or VPF) and the related Placental Growth Factor (called PlGF), and prevent their interaction with cell surface receptors. VEGF-A (and to a less validated degree, PlGF) is required for the growth of new blood vessels that are needed for tumors to grow and is a potent regulator of vascular permeability and leakage. The VEGF Trap is being developed in cancer indications in collaboration with sanofi-aventis, as described in the section below entitled "Collaboration with the sanofi-aventis Group."

In September 2005, we announced that we and sanofi-aventis were expanding the VEGF Trap oncology program and would initiate trials in various cancer indications. The companies have initiated a single-agent phase 2 study of the VEGF Trap in non-small cell lung adenocarcinoma. Two additional phase 2 single-agent safety/efficacy studies, in advanced ovarian cancer and symptomatic malignant ascites, are planned to begin during the first quarter of 2006. In 2004, the United States Food and Drug Administration (FDA) granted Fast Track designation to the VEGF Trap for the treatment of symptomatic malignant ascites.

The companies plan to conduct three trials using the VEGF Trap in combination with standard chemotherapy regimens; two of which are planned to begin as early as the second half of 2006, assuming successful completion of initial safety and tolerability studies. Three of these safety and tolerability combination studies were initiated in 2005 and two more began in the first quarter of 2006. The companies are also working with the National Cancer Institute (NCI) Cancer Therapeutics Evaluation Program to commence up to ten additional cancer trials in 2006.

Cancer is a heterogeneous set of diseases and one of the leading causes of death in the developed world. A mutation in any one of dozens of normal genes can eventually result in a cell becoming cancerous; however, a common feature of cancer cells is that they need to obtain nutrients and remove waste products, just as normal cells do. The vascular system normally supplies nutrients to and removes waste from normal tissues. Cancer cells can use the vascular system either by taking over preexisting blood vessels or by promoting the growth of new blood vessels (a process known as angiogenesis). VEGF is secreted by many tumors to stimulate the growth of new blood vessels to support the tumor. Countering the effects of VEGF, thereby blocking the blood supply to tumors, has been shown to provide therapeutic benefits. This approach, of inhibiting angiogenesis as a mechanism of action for an oncology medicine, was validated in February 2004, when the FDA approved Genentech, Inc.'s VEGF inhibitor, Avastin®. Avastin is an antibody product designed to inhibit VEGF and interfere with the blood supply to tumors.

Collaboration with the sanofi-aventis Group

In September 2003, we entered into a collaboration agreement with Aventis Pharmaceuticals Inc. (now a member of the sanofi-aventis Group) to collaborate on the development and commercialization of the VEGF Trap in all countries other than Japan, where we retained the exclusive right to develop and commercialize the VEGF Trap. Sanofi-aventis made a non-refundable up-front payment of $80.0 million and purchased 2,799,552 newly issued unregistered shares of our Common Stock for $45.0 million.

In January 2005, we and sanofi-aventis amended the collaboration agreement to exclude from the scope of the collaboration the development and commercialization of the VEGF Trap for intraocular delivery to the eye. In connection with the amendment, sanofi-aventis made a one-time payment to us of $25.0 million in January 2005, of which 50% is repayable to sanofi-aventis following commercialization of the VEGF Trap in accordance with the terms of the amendment.

In December 2005, we and sanofi-aventis amended our collaboration agreement to expand the territory in which the companies are collaborating on the development of the VEGF Trap to include Japan. In connection with this amendment, sanofi-aventis agreed to make a $25.0 million non-refundable up-front payment to us, which was received in January 2006. We may also receive up to $40.0 million in milestone payments upon receipt of marketing approvals in Japan and a royalty of approximately 35% on annual sales of the VEGF Trap in Japan, subject to certain potential adjustments.

Under the collaboration agreement, as amended, we and sanofi-aventis will share co-promotion rights and profits on sales, if any, of the VEGF Trap outside of Japan, for disease indications included in our collaboration. We may also receive up to $400.0 million in additional milestone payments upon receipt of specified marketing approvals, including up to $360.0 million in milestone payments for up to eight VEGF Trap indications in the United States or the European Union. In December 2004, we earned a $25.0 million payment from sanofi-aventis, which was received in January 2005, upon the achievement of an early-stage clinical milestone.

Regeneron has agreed to continue to manufacture clinical supplies of the VEGF Trap at our plant in Rensselaer, New York. Sanofi-aventis has agreed to be responsible for providing commercial scale manufacturing capacity for the VEGF Trap.

Under the collaboration agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of these development expenses, including 50% of the $25.0 million payment received in connection with the January 2005 amendment to our collaboration agreement, in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option. Since inception of the collaboration through December 31, 2005, we and sanofi-aventis have incurred $130.5 million in agreed upon development expenses related to the VEGF Trap program. In addition, if the first commercial sale of a VEGF Trap product for intraocular delivery to the eye predates the first commercial sale of a VEGF Trap product under the collaboration by two years, we will begin reimbursing sanofi-aventis for up to $7.5 million of VEGF Trap development expenses in accordance with a formula until the first commercial VEGF Trap sale under the collaboration occurs.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, any remaining obligation to reimburse sanofi-aventis for 50% of the VEGF Trap development expenses will terminate and we will retain all rights to the VEGF Trap.

2. *VEGF Trap — Eye Diseases*

We are developing the VEGF Trap-Eye for the treatment of certain eye diseases. This product candidate has been purified and formulated in concentrations suitable for direct injection into the eye. We retain the exclusive right to develop and commercialize the VEGF Trap-Eye for the treatment of eye diseases utilizing local (intravitreal) delivery to the eye.

In February 2006, we announced positive preliminary results from an ongoing phase 1 dose-escalation study of the VEGF Trap-Eye in patients with the neovascular form of age-related macular degeneration (wet AMD). The phase 1 trial is a two-part, dose-escalating study designed to assess the safety and tolerability of the VEGF Trap-Eye in patients with wet AMD. In part A of this trial, patients received a single dose of the VEGF Trap-Eye delivered by intravitreal injection into the eye, after which they are evaluated for three months to measure the durability of effects and provide guidance for dosing regimens to be used in future trials. A total of 21 patients received a single dose of VEGF Trap-Eye at doses up to 4 milligrams (mg) intravitreally. All dose levels were generally well tolerated, and a maximum tolerated dose was not reached in the study. Clinical investigators at a scientific conference recently reported positive preliminary results of this study at doses up to 2 mg. The investigators reported that patients receiving the VEGF Trap-Eye demonstrated rapid, substantial, and prolonged (up to four weeks) reductions in retinal thickness, a clinical measure of disease activity in wet AMD. Although dosing has been completed, patients in this trial are still being evaluated to measure the durability of drug effect (as measured by optical coherence tomography) pursuant to the study protocol.

In February 2006, we initiated part B of the phase 1 trial. In this part of the trial, we plan to evaluate the safety and tolerability of a single intravitreal injection of the VEGF Trap-Eye compared with Macugen® (Eyetech Pharmaceuticals, Inc.), an approved treatment for wet AMD. We plan to initiate a phase 2 trial of the VEGF Trap-Eye delivered intravitreally in patients with wet AMD in the first half of 2006.

VEGF-A both stimulates angiogenesis and increases vascular permeability. It has been shown in preclinical studies to be a major pathogenic factor in both wet AMD and Diabetic Retinopathy, and it is believed to be involved in other medical problems affecting the eyes. In clinical trials, blocking VEGF-A has been shown to be effective in patients with wet AMD, and Macugen has been approved to treat patients with this condition.

Wet AMD and Diabetic Retinopathy (DR) are two of the leading causes of adult blindness in the developed world. In both conditions, severe visual loss is caused by a combination of retinal edema and neovascular proliferation. It is estimated that, in the U.S., 6% of individuals aged 65-74 and 20% of those older than 75 are affected with wet AMD. DR is a major complication of diabetes mellitus that can lead to significant vision impairment. DR is characterized, in part, by vascular leakage, which results in the collection of fluid in the retina. When the macula, the central area that is responsible for fine visual acuity, is involved, loss of visual acuity occurs. This is referred to as Diabetic Macular Edema (DME). DME is the most prevalent cause of moderate visual loss in patients with diabetes.

3. *IL-1 Trap — Inflammatory Diseases*

The IL-1 Trap is a protein-based product candidate designed to bind the interleukin-1 (called IL-1) cytokine and prevent its interaction with cell surface receptors.

We are evaluating the IL-1 Trap in a number of diseases and disorders where IL-1 may play an important role, including diseases associated with inflammation. These diseases include Systemic Juvenile Idiopathic Arthritis (SJIA), Polymyalgia Rheumatica (PMR), certain inflammatory vascular diseases, and a spectrum of rare diseases called *CIAS*1-Associated Periodic Syndrome (CAPS).

In the fourth quarter of 2005, we initiated a pivotal study of the IL-1 Trap in patients with CAPS. This study will include a six-month, placebo-controlled efficacy phase, followed by a six-month open-label extension phase. We plan to complete the efficacy phase of this trial by the end of 2006. In December 2004, the FDA granted orphan drug status to the IL-1 Trap for the treatment of CAPS.

We currently have underway proof-of-concept trials of the IL-1 Trap in patients with SJIA and PMR. In April 2005, the FDA granted orphan drug status to the IL-1 Trap for the treatment of SJIA. Following successful completion of these trials, we may initiate additional trials for these indications.

An IL-1 receptor antagonist, Kineret® (Amgen Inc.), has been approved by the FDA for the treatment of rheumatoid arthritis. It has been publicly reported that in small trials, Kineret® appears to reduce the symptoms in CAPS patients and SJIA patients, which supports the role of IL-1 in these diseases. CAPS includes rare genetic disorders, such as Familial Cold Auto-Inflammatory Syndrome (FCAS), Muckle Wells Syndrome, and Neonatal Onset Multisystem Inflammatory Disorder (NOMID), which affect a small group of people. Patients with these disorders develop fever, joint aches, headaches, and rashes. In certain indications, these symptoms can be extremely serious. There are no currently approved therapies for CAPS. SJIA is a severe inflammatory disorder, which may be debilitating or fatal. It is estimated that there are between 5,000 and 10,000 children with SJIA in the United States.

Research Technologies:

One way that a cell communicates with other cells is by releasing specific signaling proteins, either locally or into the bloodstream. These proteins have distinct functions, and are classified into different "families" of molecules, such as peptide hormones, growth factors, and cytokines. All of these secreted (or signaling) proteins travel to and are recognized by another set of proteins, called "receptors," which reside on the surface of responding cells. These secreted proteins impact many critical cellular and biological processes, causing diverse effects ranging from the regulation of growth of particular cell types, to inflammation mediated by white blood cells. Secreted proteins can at times be overactive and thus result in a variety of diseases. In these disease settings, blocking the action of secreted proteins can have clinical benefit.

Regeneron scientists have developed two different technologies to design protein therapeutics to block the action of specific secreted proteins. The first technology, termed the "Trap" technology, was used to generate our current clinical pipeline, including the VEGF Trap, the VEGF Trap-Eye, and the IL-1 Trap. These novel "Traps" are composed of fusions between two distinct receptor components and the constant region of an antibody molecule called the "Fc region", resulting in high affinity product candidates. Our new technology for designing protein therapeutics focuses on the production of fully human monoclonal antibodies. With the global market for approved monoclonal antibody therapeutics exceeding $11 billion, there is a growing demand for monoclonal antibody technologies to help turn genomic discoveries into product candidates. We call our technology VelocImmune™ and, as described below, believe that it is a unique way of generating a wide variety of high affinity therapeutic, human monoclonal antibodies.

VelocImmune™ (Human Monoclonal Antibodies)

We have developed a novel mouse technology platform, called VelocImmune, for producing fully human monoclonal antibodies. The VelocImmune mouse platform was generated by exploiting our VelociGene technology platform (see below), in a process in which several megabases of mouse immune gene loci were replaced or "humanized" with corresponding human immune gene loci. The VelocImmune mice can be used to efficiently generate fully human monoclonal antibodies to targets of therapeutic interest. VelocImmune and our related technologies offer the potential to increase the speed and efficiency through which human monoclonal antibody therapeutics may be discovered and validated, thereby improving the overall efficiency of our early stage drug development activities. We are utilizing the VelocImmune technology to produce our next generation of drug candidates for preclinical development and are exploring the possibility of entering into licensing or collaborative arrangements with third parties related to VelocImmune and related technologies.

VelociGene™ and VelociMouse™ (Target Validation)

Our VelociGene platform allows custom and precise manipulation of very large sequences of DNA to produce highly customized alterations of a specified target gene and accelerates the production of knock-out and transgenic expression models without using either positive/negative selection or isogenic DNA. In producing knock-out models, a color or fluorescent marker is substituted in place of the actual gene sequence, allowing for high-resolution visualization of precisely where the gene is active in the body, during normal body functioning, as well as in disease processes. For the optimization of preclinical development and toxicology programs, VelociGene offers the opportunity to humanize targets by replacing the mouse gene with the human homolog. Thus, VelociGene allows scientists to rapidly identify the physical and biological effects of deleting or over-expressing the target gene, as well as to characterize and test potential therapeutic molecules.

The VelociMouse technology also allows for the direct and immediate generation of genetically altered mice from ES cells, avoiding the lengthy process involved in generating and breeding knock-out mice from chimeras. Mice generated through this method are normal and healthy and exhibit a 100% germ-line transmission frequency. Furthermore, Regeneron's Velocimice are suitable for direct phenotyping or other studies.

Cell Line Expression Technologies

Many proteins that are of potential pharmaceutical value are proteins which are "secreted" from the cells into the bloodstream. Examples of secreted proteins include growth factors (such as insulin and growth hormone) and antibodies. Current technologies for the isolation of cells engineered to produce high levels of secreted proteins are both laborious and time consuming. We have developed enabling platforms for the high-throughput, rapid generation of high-producing cell lines for our Traps and VelocImmune Human Monoclonal Antibodies.

Research Programs:

Oncology and Angiogenesis

In many clinical settings, positively or negatively regulating blood vessel growth could have important therapeutic benefits, as could the repair of damaged and leaky vessels. Vascular Endothelial Growth Factor (VEGF) was the first growth factor shown to be specific for blood vessels, by virtue of having its receptor specifically expressed on blood vessel cells. In 1994, we discovered a second family of angiogenic growth factors, termed the Angiopoietins, and we have received patents covering members of this family. The Angiopoietins include naturally occurring positive and negative regulators of angiogenesis, as described in numerous scientific manuscripts published by our scientists and their collaborators. The Angiopoietins are being evaluated in preclinical research by us and our academic collaborators. Our preclinical studies have revealed that VEGF and the Angiopoietins normally function in a coordinated and collaborative manner during blood vessel growth. In terms of blocking vessel growth, manipulation of both VEGF and Angiopoietins seems to be of value. We have research programs focusing on several targets in the areas of oncology and angiogenesis.

Metabolic and Related Diseases

Food intake and metabolism are regulated by complex interactions between diverse neural and hormonal signals that serve to maintain an optimal balance between energy intake, storage, and utilization. The hypothalamus, a small area at the base of the brain, is critically involved in the integration of peripheral signals which reflect nutritional status and neural outputs which regulate appetite, food seeking behaviors, and energy expenditure. Metabolic disorders, such as type 2 diabetes, reflect a dysregulation in the systems which ordinarily tightly couple energy intake to energy expenditure. Our preclinical research program in this area encompasses the study of peripheral (hormonal) regulators of food intake and metabolism in health and disease. We have identified several targets in these therapeutic areas and are evaluating potential antibodies to evaluate in preclinical studies.

Muscle Diseases and Disorders

Muscle atrophy occurs in many neuromuscular diseases and also when muscle is unused, as often occurs during prolonged hospital stays and during convalescence. Currently, physicians have few options to treat subjects with muscle atrophy or other muscle conditions which afflict millions of people globally. Thus, a treatment that has beneficial effects on skeletal muscle could have significant clinical benefit. Our muscle research program is currently focused on conducting in vivo and in vitro experiments with the objective of demonstrating and further understanding the molecular pathways involved in muscle atrophy and hypertrophy, and discovering therapeutic candidates that can modulate these pathways. We have several molecules in late stage research and are evaluating them for possible further development.

Other Therapeutic Areas

We have research programs focusing on inflammatory and immune diseases, pain, bone and cartilage, ophthalmology, and cardiovascular diseases.

Manufacturing

In 1993, we purchased our 104,000 square foot Rensselaer, New York manufacturing facility, and in 2003 completed a 19,500 square foot expansion. This facility is used to manufacture therapeutic candidates for our own preclinical and clinical studies. We also use the facility to manufacture a product for Merck & Co., Inc. under a contract that expires in October 2006. In July 2002, we leased 75,000 square feet in a building near our Rensselaer facility which is being used for the manufacture of Traps and for warehouse space. At December 31, 2005, we employed 230 people at these owned and leased manufacturing facilities. There were no impairment losses associated with long-lived assets at these facilities as of December 31, 2005.

In 1995, we entered into a long-term manufacturing agreement with Merck (called, as amended, the Merck Agreement) to produce an intermediate for a Merck pediatric vaccine at our Rensselaer facility. In February 2005, we and Merck extended the Merck Agreement through October 2006. Merck pays us an annual facility fee of $1.0 million (plus annual adjustments for inflation), reimburses us for certain manufacturing costs, pays us a variable fee based on the quantity of intermediate supplied to Merck, subject to certain minimum order quantities each year, and makes certain additional payments. We recognized contract manufacturing revenue related to the Merck Agreement of $13.7 million in 2005, $18.1 million in 2004, and $10.1 million in 2003.

Among the conditions for regulatory marketing approval of a medicine is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the GMP regulations of the health authority. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money, and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and by other national, federal, state, and local agencies. If our manufacturing facilities fail to comply with FDA and other regulatory requirements, we will be required to suspend manufacturing. This will have a material adverse effect on our financial condition, results of operations, and cash flow.

Competition

There is substantial competition in the biotechnology and pharmaceutical industries from pharmaceutical, biotechnology, and chemical companies (see "Risk Factors — *Even if our product candidates are ever approved, their commercial success is highly uncertain because our competitors may get to the marketplace before we do with better or lower cost drugs or the market for our product candidates may be too small to support commercialization or sufficient profitability.*"). Our competitors may include Genentech, Novartis Pharma AG, Pfizer Inc., Eyetech Pharmaceuticals, Inc. (now part of OSI Pharmaceuticals, Inc.), the Bayer Group, Onyx Pharmaceuticals, Inc., Abbott Laboratories, sanofi-aventis, Merck, Amgen, Roche, and others. Many of our competitors have substantially greater research, preclinical, and clinical product development and manufacturing capabilities, and financial, marketing, and human resources than we do. Our smaller competitors may also be significant if they acquire or discover patentable inventions, form collaborative arrangements, or merge with large pharmaceutical companies. Even if we achieve product commercialization, one or more of our competitors may achieve product commercialization earlier than we do or obtain patent protection that dominates or adversely affects our activities. Our ability to compete will depend on how fast we can develop safe and effective product candidates, complete clinical testing and approval processes, and supply commercial quantities of the product to the market. Competition among product candidates approved for sale will also be based on efficacy, safety, reliability, availability, price, patent position, and other factors.

VEGF Trap and VEGF Trap-Eye. Many companies are developing therapeutic molecules designed to block the actions of VEGF specifically and angiogenesis in general. A variety of approaches have been employed, including antibodies to VEGF, antibodies to the VEGF receptor, small molecule antagonists to the VEGF receptor tyrosine kinase, and other anti-angiogenesis strategies. Many of these alternative approaches may offer competitive advantages to our VEGF Trap in efficacy, side-effect profile, or method of delivery. Additionally, some of these molecules are either already approved for marketing or are at a more advanced stage of development than our product candidate.

In particular, in February 2004, Genentech was granted approval by the FDA to market and sell Avastin® (Genentech), a monoclonal antibody to VEGF in patients with colorectal cancer. The marketing approvals for Avastin and Genentech's extensive, ongoing clinical development plans for Avastin, make it more difficult for us to enroll patients in clinical trials to support the VEGF Trap oncology program. This may delay or impair our ability to successfully develop and commercialize the VEGF Trap. Other companies are developing small molecule inhibitors to VEGF tyrosine kinases in different cancer settings.

We face significant competition in our VEGF Trap-Eye programs. For example, Eyetech Pharmaceuticals and Pfizer are marketing an approved VEGF inhibitor for the treatment of wet AMD. Genentech and Novartis have completed phase 3 development of a VEGF antibody fragment in wet AMD and have submitted a marketing application for their product candidate in this indication. In addition, it has been reported that ophthalmologists are successfully using a third-party reformulated version of Genentech's approved VEGF antagonist, Avastin, for the treatment of wet AMD. These competing VEGF blockers make it more difficult for us to enroll patients in clinical trials for the VEGF Trap-Eye in these indications and may delay or impair our ability to successfully develop and commercialize the VEGF Trap-Eye in eye diseases.

IL-1 Trap. The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Amgen), Remicade® (Centocor), and Humira® (Abbott) and the IL-1 receptor antagonist Kineret (Amgen), and other marketed therapies makes it difficult to successfully develop and commercialize the IL-1 Trap. Even if the IL-1 Trap is ever approved for sale, it will be difficult for our drug to compete against these FDA approved TNF-antagonists because doctors and patients will have significant experience using these effective medicines. Moreover, there are both small molecules and antibodies in development by third parties that are designed to block the synthesis of interleukin-1 or inhibit the signaling of interleukin-1. For example, Novartis is developing an antibody to interleukin-1 and Amgen is developing an antibody to the interleukin-1 receptor. These drug candidates could offer competitive advantages over the IL-1 Trap. The successful development of these competing molecules could delay or impair our ability to successfully develop and commercialize the IL-1 Trap.

Other Areas. Many pharmaceutical and biotechnology companies are attempting to discover new therapeutics for indications in which we invest substantial time and resources. In these and related areas, intellectual property rights have been sought and certain rights have been granted to competitors and potential competitors of ours, and we may be at a substantial competitive disadvantage in such areas as a result of, among other things, our lack of experience, trained personnel, and expertise. A number of corporate and academic competitors are involved in the discovery and development of novel therapeutics that are the focus of other research or development programs we are now conducting. These competitors include Amgen and Genentech, as well as many others. Many firms and entities are engaged in research and development in the areas of cytokines, interleukins, angiogenesis, and muscle conditions. Some of these competitors are currently conducting advanced preclinical and clinical research programs in these areas. These and other competitors may have established substantial intellectual property and other competitive advantages.

If a competitor announces a successful clinical study involving a product that may be competitive with one of our product candidates or the grant of marketing approval by a regulatory agency for a competitive product, the announcement may have an adverse effect on our operations or future prospects or on the market price of our common stock.

We also compete with academic institutions, governmental agencies, and other public or private research organizations, which conduct research, seek patent protection, and establish collaborative arrangements for the development and marketing of products that would provide royalties or other consideration for use of their technology. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties or other consideration for use of the technology that they have developed. Products developed in this manner may compete directly with products we develop. We also compete with others in acquiring technology from these institutions, agencies, and organizations.

Patents, Trademarks, and Trade Secrets

Our success depends, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing on the proprietary rights of third parties (see "Risk Factors — *We may be restricted in our development and/or commercialization activities by, and could be subject to damage awards if we are found to have infringed, third party patents or other proprietary rights.").* Our policy is to file patent applications to protect technology, inventions, and improvements that we consider important to our business and operations. We are the nonexclusive licensee of a number of additional U.S. patents and patent applications. We also rely upon trade secrets, know-how, and continuing technological innovation in an effort to develop and maintain our competitive position. We or our licensors or collaborators have filed patent applications on various products and processes relating to our product candidates as well as other technologies and inventions in the United States and in certain foreign countries. We intend to file additional patent applications, when appropriate, relating to improvements in these technologies and other specific products and processes. We plan to aggressively prosecute, enforce, and defend our patents and other proprietary technology.

Patent law relating to the patentability and scope of claims in the biotechnology field is evolving and our patent rights are subject to this additional uncertainty. Others may independently develop similar products or processes to those developed by us, duplicate any of our products or processes or, if patents are issued to us, design around any products and processes covered by our patents. We expect to continue, when appropriate, to file product and process patent applications with respect to our inventions. However, we may not file any such applications or, if filed, the patents may not be issued. Patents issued to or licensed by us may be infringed by the products or processes of others.

Defense and enforcement of our intellectual property rights can be expensive and time consuming, even if the outcome is favorable to us. It is possible that patents issued to or licensed to us will be successfully challenged, that a court may find that we are infringing validly issued patents of third parties, or that we may have to alter or discontinue the development of our products or pay licensing fees to take into account patent rights of third parties.

Government Regulation

Regulation by government authorities in the United States and foreign countries is a significant factor in the research, development, manufacture, and marketing of our product candidates (see "Risk Factors — *If we do not obtain regulatory approval for our product candidates, we will not be able to market or sell them.").* All of our product candidates will require regulatory approval before they can be commercialized. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials and other pre-market approval requirements by the FDA and foreign authorities. Many aspects of the structure and substance of the FDA and foreign pharmaceutical regulatory practices have been reformed during recent years, and continued reform is under consideration in a number of jurisdictions. The ultimate outcome and impact of such reforms and potential reforms cannot be predicted.

The activities required before a product candidate may be marketed in the United States begin with preclinical tests. Preclinical tests include laboratory evaluations and animal studies to assess the potential safety and efficacy of the product candidate and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In phase 1, trials are conducted with a small number of subjects to determine the early safety profile of the product candidate. In phase 2, clinical trials are conducted with subjects afflicted with a specific disease or disorder to provide enough data to evaluate the preliminary safety, tolerability, and efficacy of different potential doses of the product candidate. In phase 3, large-scale clinical trials are conducted with patients afflicted with the specific disease or disorder in order to provide enough data to understand the efficacy and safety profile of the product candidate, as required by the FDA. The results of the preclinical and clinical testing of a biologic product candidate are then submitted to the FDA in the form of a Biologics License Application, or BLA, for evaluation to determine whether the product candidate may be approved for commercial sale. In responding to a BLA, the FDA may grant marketing approval, request additional information, or deny the application.

Any approval required by the FDA for any of our product candidates may not be obtained on a timely basis, or at all. The designation of a clinical trial as being of a particular phase is not necessarily indicative that such a trial will be sufficient to satisfy the parameters of a particular phase, and a clinical trial may contain elements of more than one phase notwithstanding the designation of the trial as being of a particular phase. The results of preclinical studies or early stage clinical trials may not predict long-term safety or efficacy of our compounds when they are tested or used more broadly in humans.

Approval of a product candidate by comparable regulatory authorities in foreign countries is generally required prior to commencement of marketing of the product in those countries. The approval procedure varies among countries and may involve additional testing, and the time required to obtain such approval may differ from that required for FDA approval.

Various federal, state, and foreign statutes and regulations also govern or influence the research, manufacture, safety, labeling, storage, record keeping, marketing, transport, or other aspects of pharmaceutical product candidates. The lengthy process of seeking these approvals and the compliance with applicable statutes and regulations require the expenditure of substantial resources. Any failure by us or our collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the manufacturing or marketing of our products and our ability to receive product or royalty revenue.

In addition to the foregoing, our present and future business will be subject to regulation under the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, national restrictions, and other current and potential future local, state, federal, and foreign regulations.

Business Segments

Our operations are managed in two business segments: research and development, and contract manufacturing. The research and development segment includes all activities related to the discovery of pharmaceutical products for the treatment of serious medical conditions, and the development and commercialization of these discoveries. It also includes revenues and expenses related to (i) the development of manufacturing processes prior to commencing commercial production of a product under contract manufacturing arrangements and (ii) the supply of specified, ordered research materials using Regeneron-developed proprietary technology. The contract manufacturing segment includes all revenues and expenses related to the commercial production of products under contract manufacturing arrangements. During 2005, 2004, and 2003, the Company produced an intermediate under the Merck Agreement, as described under "Manufacturing" above. For financial information about these segments, see Note 19, "Segment Information", beginning on page F-33 in our Financial Statements.

Employees

As of December 31, 2005, we had 588 full-time employees, of whom 87 held a Ph.D. or M.D. degree or both. We believe that we have been successful in attracting skilled and experienced personnel in a highly competitive environment; however, competition for these personnel is intense. None of our personnel are covered by collective bargaining agreements and our management considers its relations with our employees to be good.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, or the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Regeneron, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at *http://www.sec.gov.*

We also make available free of charge on or through our Internet website (http://www.regn.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. *Risk Factors*

We operate in an environment that involves a number of significant risks and uncertainties. We caution you to read the following risk factors, which have affected, and/or in the future could affect, our business, operating results, financial condition, and cash flows. The risks described below include forward-looking statements, and actual events and our actual results may differ substantially from those discussed in these forward-looking statements. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. Furthermore, additional risks and uncertainties are described under other captions in this report and should be considered by our investors.

Risks Related to Our Financial Results and Need for Additional Financing

We have had a history of operating losses and we may never achieve profitability. If we continue to incur operating losses, we may be unable to continue our operations.

From inception on January 8, 1988 through December 31, 2005, we had a cumulative loss of $585.3 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We have no products that are available for sale and do not know when we will have products available for sale, if ever. In the absence of revenue from the sale of products or other sources, the amount, timing, nature or source of which cannot be predicted, our losses will continue as we conduct our research and development activities. We currently receive contract manufacturing revenue from our agreement with Merck and, until June 30, 2005, we received contract research and development revenue from our agreement with The Procter & Gamble Company. Our agreement with Procter & Gamble expired in June 2005 and our agreement with Merck will expire before the end of 2006. The expiration of these agreements results in a significant loss of revenue to the Company.

We will need additional funding in the future, which may not be available to us, and which may force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We will need to expend substantial resources for research and development, including costs associated with clinical testing of our product candidates. We believe our existing capital resources will enable us to meet operating needs through at least mid-2008; however, our projected revenue may decrease or our expenses may increase and that would lead to our capital being consumed significantly before such time. We will likely require additional financing in the future and we may not be able to raise such additional funds. If we are able to obtain additional financing through the sale of equity or convertible debt securities, such sales may be dilutive to our shareholders. Debt financing arrangements may require us to pledge certain assets or enter into covenants that would restrict our business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to our shareholders. If we are unable to raise sufficient funds to complete the development of our product candidates, we may face delay, reduction or elimination of our research and development programs or preclinical or clinical trials, in which case our business, financial condition or results of operations may be materially harmed.

We have a significant amount of debt and may have insufficient cash to satisfy our debt service and repayment obligations. In addition, the amount of our debt could impede our operations and flexibility.

We have a significant amount of convertible debt and semi-annual interest payment obligations. This debt, unless converted to shares of our common stock, will mature in October 2008. We may be unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our debt. Even if we are able to meet our debt service obligations, the amount of debt we already have could hurt our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes. In addition, our debt obligations could require us to use a substantial portion of cash to pay principal and interest on our debt, instead of applying those funds to other purposes, such as research and development, working capital, and capital expenditures.

We have adopted, effective January 1, 2005, the fair market value based method of accounting for stock-based employee compensation. This will materially increase operating expenses in our Statement of Operations, primarily due to non-cash compensation costs related to stock options.

We have adopted, effective January 1, 2005, the fair value based method of accounting for stock-based employee compensation under the provisions of Statement of Financial Accounting Standards No. (SFAS) 123, *Accounting for Stock Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock Based Compensation — Transition and Disclosure*. As a result, effective January 1, 2005, we have been recognizing expense in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant over the vesting period of the awards. In 2005, non-cash stock-based employee compensation expense of $19.9 million related to stock options awards was recognized in operating expenses in our Statement of Operations, which increased our basic and diluted net loss per share. Also, if we had adopted SFAS 123 effective January 1, 2004, our net income for the full year 2004 would have decreased by approximately $33.6 million and our basic and diluted net income per share in 2004 would have been $0.15 per share instead of $0.75 per share (basic) and $0.74 per share (diluted).

In addition, in December 2004, the Financial Accounting Standards Board issued SFAS 123R, *Share-Based Payment*, which is a revision of SFAS 123 and supersedes Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees*. SFAS 123R requires the recognition of compensation expense in an amount equal to the fair value of share-based payments (including stock options) issued to employees. We are required to adopt SFAS 123R effective for the fiscal year beginning January 1, 2006. The impact of adopting SFAS 123R has not yet been quantified.

The negative impact on our income (loss) as a result of adopting SFAS 123 as of January 1, 2005, and subsequently adopting SFAS 123R commencing January 1, 2006, may negatively affect our stock price.

Risks Related to Development of Our Product Candidates

Successful development of any of our product candidates is highly uncertain.

Only a small minority of all research and development programs ultimately result in commercially successful drugs. We have never developed a drug that has been approved for marketing and sale, and we may never succeed in developing an approved drug. Even if clinical trials demonstrate safety and effectiveness of any of our product candidates for a specific disease and the necessary regulatory approvals are obtained, the commercial success of any of our product candidates will depend upon their acceptance by patients, the medical community, and third-party payers and on our partners' ability to successfully manufacture and commercialize our product candidates. Our product candidates are delivered either by intravenous infusion or by intravitreal or subcutaneous injections, which are generally less well received by patients than tablet or capsule delivery. If our products are not successfully commercialized, we will not be able to recover the significant investment we have made in developing such products and our business would be severely harmed.

We intend to study our lead product candidates, the VEGF Trap, VEGF Trap-Eye, and IL-1 Trap, in a wide variety of indications. We intend to study the VEGF Trap in a variety of cancer settings, the VEGF Trap-Eye in different eye diseases and ophthalmologic indications, and the IL-1 Trap in a variety of systemic inflammatory disorders. Most of these current trials are exploratory studies designed to identify what diseases and uses, if any, are best suited for our product candidates. It is likely that our product candidates will not demonstrate the requisite efficacy and/or safety profile to support continued development for most of the indications that are to be studied. In fact, our product candidates may not demonstrate the requisite efficacy and safety profile to support the continued development for any of the indications or uses.

Clinical trials required for our product candidates are expensive and time-consuming, and their outcome is highly uncertain. If any of our drug trials are delayed or achieve unfavorable results, we will have to delay or may be unable to obtain regulatory approval for our product candidates.

We must conduct extensive testing of our product candidates before we can obtain regulatory approval to market and sell them. We need to conduct both preclinical animal testing and human clinical trials. Conducting these trials is a lengthy, time-consuming, and expensive process. These tests and trials may not achieve favorable results for many reasons, including, among others, failure of the product candidate to demonstrate safety or efficacy, the development of serious or life-threatening adverse events (or side effects) caused by or connected with exposure to the product candidate, difficulty in enrolling and maintaining subjects in the clinical trial, lack of sufficient supplies of the product candidate, and the failure of clinical investigators, trial monitors and other consultants, or trial subjects to comply with the trial plan or protocol. A clinical trial may fail because it did not include a sufficient number of patients to detect the endpoint being measured or reach statistical significance. A clinical trial may also fail because the dose(s) of the investigational drug included in the trial were either too low or too high to determine the optimal effect of the investigational drug in the disease setting. For example, we are studying higher doses of the IL-1 Trap in different diseases after a phase 2 trial using lower doses of the IL-1 Trap in subjects with rheumatoid arthritis failed to achieve its primary endpoint.

We will need to reevaluate any drug candidate that does not test favorably and either conduct new trials, which are expensive and time consuming, or abandon the drug development program. Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Many companies in the biopharmaceutical industry, including us, have suffered significant setbacks in clinical trials, even after promising results have been obtained in earlier trials. The failure of clinical trials to demonstrate safety and effectiveness for the desired indication(s) could harm the development of the product candidate(s), and our business, financial condition, and results of operations may be materially harmed.

The development of serious or life-threatening side effects with any of our product candidates would lead to delay or discontinuation of development, which could severely harm our business.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the drug candidate being studied caused these conditions. Various illnesses, injuries, and discomforts have been reported from time-to-time during clinical trials of our product candidates. Although our current drug candidates appeared to be generally well tolerated in clinical trials conducted to date, it is possible as we test any of them in larger, longer, and more extensive clinical programs, illnesses, injuries, and discomforts that were observed in earlier trials, as well as conditions that did not occur or went undetected in smaller previous trials, will be reported by patients. Many times, side effects are only detectable after investigational drugs are tested in large scale, phase 3 clinical trials or, in some cases, after they are made available to patients after approval. If additional clinical experience indicates that any of our product candidates has many side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, which would severely harm our business.

Our VEGF Trap is being studied for the potential treatment of certain types of cancer and our VEGF Trap-Eye candidate is being studied in diseases of the eye. There are many potential safety concerns associated with significant blockade of vascular endothelial growth factor, or VEGF. These risks, based on the clinical and preclinical experience of systemically delivered VEGF inhibitors, including the systemic delivery of the VEGF Trap, include bleeding, hypertension, and proteinuria. These serious side effects and other serious side effects have been reported in our systemic VEGF Trap studies in cancer and diseases of the eye. In addition, patients given infusions of any protein, including the VEGF Trap delivered through intravenous administration, may develop severe hypersensitivity reactions, referred to as infusion reactions. These and other complications or side effects could harm the development of the VEGF Trap for the treatment of cancer or the VEGF Trap-Eye for the treatment of diseases of the eye.

Although the IL-1 Trap was generally well tolerated and was not associated with any drug-related serious adverse events in the phase 2 rheumatoid arthritis study completed in 2003, safety or tolerability concerns may arise as we test higher doses of the IL-1 Trap in patients with other inflammatory diseases and disorders. Like TNF-antagonists such as Enbrel®(Amgen) and Remicade® (Centocor), the IL-1 Trap affects the immune defense system of the body by blocking some of its functions. Therefore, there may be an increased risk for infections to develop in patients treated with the IL-1 Trap. In addition, patients given infusions of the IL-1 Trap have developed hypersensitivity reactions, referred to as infusion reactions. These and other complications or side effects could harm the development of the IL-1 Trap.

Our product candidates in development are recombinant proteins that could cause an immune response, resulting in the creation of harmful or neutralizing antibodies against the therapeutic protein.

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of recombinant proteins frequently causes an immune response, resulting in the creation of antibodies against the therapeutic protein. The antibodies can have no effect or can totally neutralize the effectiveness of the protein, or require that higher doses be used to obtain a therapeutic effect. In some cases, the antibody can cross react with the patient's own proteins, resulting in an "auto-immune" type disease. Whether antibodies will be created can often not be predicted from preclinical or clinical experiments, and their appearance is often delayed, so that there can be no assurance that neutralizing antibodies will not be created at a later date — in some cases even after pivotal clinical trials have been completed. Subjects who received the IL-1 Trap in clinical trials have developed antibodies. It is possible that as we test the VEGF Trap with more sensitive assays in different patient populations and larger clinical trials, we will find that subjects given the VEGF Trap develop antibodies to the product candidate.

We may be unable to formulate or manufacture our product candidates in a way that is suitable for clinical or commercial use.

Changes in product formulations and manufacturing processes may be required as product candidates progress in clinical development and are ultimately commercialized. If we are unable to develop suitable product formulations or manufacturing processes to support large scale clinical testing of our product candidates, including the VEGF Trap, VEGF Trap-Eye, IL-1 Trap, and IL-4/13 Trap, we may be unable to supply necessary materials for our clinical trials, which would delay the development of our product candidates. Similarly, if we are unable to supply sufficient quantities of our product or develop product formulations suitable for commercial use, we will not be able to successfully commercialize our product candidates.

Risks Related to Intellectual Property

If we cannot protect the confidentiality of our trade secrets or our patents are insufficient to protect our proprietary rights, our business and competitive position will be harmed.

Our business requires using sensitive and proprietary technology and other information that we protect as trade secrets. We seek to prevent improper disclosure of these trade secrets through confidentiality agreements. If our trade secrets are improperly exposed, either by our own employees or our collaborators, it would help our competitors and adversely affect our business. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Our patents may be challenged, invalidated, or circumvented. Patent applications filed outside the United States may be challenged by third parties who file an opposition. Such opposition proceedings are increasingly common in the European Union and are costly to defend. We have patent applications that are being opposed and it is likely that we will need to defend additional patent applications in the future. Our patent rights may not provide us with a proprietary position or competitive advantages against competitors. Furthermore, even if the outcome is favorable to us, the enforcement of our intellectual property rights can be extremely expensive and time consuming.

We may be restricted in our development and/or commercialization activities by, and could be subject to damage awards if we are found to have infringed, third party patents or other proprietary rights.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Other parties may allege that they have blocking patents to our products in clinical development, either because they claim to hold proprietary rights to the composition of a product or the way it is manufactured or used.

We are aware of patents and pending applications owned by Genentech that claim certain chimeric VEGF receptor compositions. Although we do not believe that the VEGF Trap or VEGF Trap-Eye infringes any valid claim in these patents or patent applications, Genentech could initiate a lawsuit for patent infringement and assert its patents are valid and cover the VEGF Trap or VEGF Trap-Eye. Genentech may be motivated to initiate such a lawsuit at some point in an effort to impair our ability to develop and sell the VEGF Trap or VEGF Trap-Eye, which represents a potential competitive threat to Genentech's VEGF-binding products and product candidates. An adverse determination by a court in any such potential patent litigation would likely materially harm our business by requiring us to seek a license, which may not be available, or resulting in our inability to manufacture, develop and sell the VEGF Trap or VEGF Trap-Eye or in a damage award.

We are aware of certain United States and foreign patents relating to particular IL-4 and IL-13 receptors. Our IL-4/13 Trap includes portions of the IL-4 and IL-13 receptors. In addition, we are aware of a broad patent held by Genentech relating to proteins fused to certain immunoglobulin domains. Our Trap product candidates include proteins fused to immunoglobulin domains. Although we do not believe that we are infringing valid and enforceable third party patents, the holders of these patents may sue us for infringement and a court may find that we are infringing one or more validly issued patents, which may materially harm our business.

Any patent holders could sue us for damages and seek to prevent us from manufacturing, selling, or developing our drug candidates, and a court may find that we are infringing validly issued patents of third parties. In the event that the manufacture, use, or sale of any of our clinical candidates infringes on the patents or violates other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing, and commercialization of our drugs and may be required to pay costly damages. Such a result may materially harm our business, financial condition, and results of operations. Legal disputes are likely to be costly and time consuming to defend.

We seek to obtain licenses to patents when, in our judgment, such licenses are needed. If any licenses are required, we may not be able to obtain such licenses on commercially reasonable terms, if at all. The failure to obtain any such license could prevent us from developing or commercializing any one or more of our product candidates, which could severely harm our business.

Regulatory and Litigation Risks

If we do not obtain regulatory approval for our product candidates, we will not be able to market or sell them.

We cannot sell or market products without regulatory approval. If we do not obtain and maintain regulatory approval for our product candidates, the value of our company and our results of operations will be harmed. In the United States, we must obtain and maintain approval from the United States Food and Drug Administration (FDA) for each drug we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed in their country and approval in any country is likely to be a lengthy and expensive process, and approval is highly uncertain. None of our product candidates has ever received regulatory approval to be marketed and sold in the United States or any other country. We may never receive regulatory approval for any of our product candidates.

If the testing or use of our products harms people, we could be subject to costly and damaging product liability claims. We could also face costly and damaging claims arising from employment law, securities law, environmental law, or other applicable laws governing our operations.

The testing, manufacturing, marketing, and sale of drugs for use in people expose us to product liability risk. Any informed consent or waivers obtained from people who sign up for our clinical trials may not protect us from liability or the cost of litigation. Our product liability insurance may not cover all potential liabilities or may not completely cover any liability arising from any such litigation. Moreover, we may not have access to liability insurance or be able to maintain our insurance on acceptable terms.

Our operations may involve hazardous materials and are subject to environmental, health, and safety laws and regulations. We may incur substantial liability arising from our activities involving the use of hazardous materials.

As a biopharmaceutical company with significant manufacturing operations, we are subject to extensive environmental, health, and safety laws and regulations, including those governing the use of hazardous materials. Our research and development and manufacturing activities involve the controlled use of chemicals, viruses, radioactive compounds, and other hazardous materials. The cost of compliance with environmental, health, and safety regulations is substantial. If an accident involving these materials or an environmental discharge were to occur, we could be held liable for any resulting damages, or face regulatory actions, which could exceed our resources or insurance coverage.

Changes in the securities laws and regulations have increased, and are likely to continue to increase, our costs.

The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure, and compliance practices. In response to the requirements of that Act, the SEC and the NASDAQ Stock Market have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has increased our legal costs, and significantly increased our accounting and auditing costs, and we expect these costs to continue. These developments may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

In future years, if we or our independent registered public accounting firm are unable to conclude that our internal control over financial reporting is effective, the market value of our common stock could be adversely affected.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company's internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing our financial statements must attest to and report on management's assessment and on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm provided us with an unqualified report as to our assessment and the effectiveness of our internal control over financial reporting as of December 31, 2005, which report is included in this Annual Report on Form 10-K for the year ended December 31, 2005. However, we cannot assure you that management or our independent registered public accounting firm will be able to provide such an assessment or unqualified report as of future year-ends. In this event, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market value of our common stock.

Risks Related to Our Dependence on Third Parties

If our collaboration with sanofi-aventis for the VEGF Trap is terminated, our business operations and our ability to develop, manufacture, and commercialize the VEGF Trap in the time expected, or at all, would be harmed.

We rely heavily on sanofi-aventis to assist with the development of the VEGF Trap oncology program. Sanofi-aventis funds all of the development expenses incurred by both companies in connection with the VEGF Trap oncology program. If the VEGF Trap oncology program continues, we will rely on sanofi-aventis to assist with funding the VEGF Trap program, provide commercial manufacturing capacity, enroll and monitor clinical trials, obtain regulatory approval, particularly outside the United States, and provide sales and marketing support. While we cannot assure you that the VEGF Trap will ever be successfully developed and commercialized, if sanofi-aventis does not perform its obligations in a timely manner, or at all, our ability to develop, manufacture, and commercialize the VEGF Trap in cancer indications will be significantly adversely affected. Sanofi-aventis has the right to terminate its collaboration agreement with us at any time upon twelve months advance notice. If sanofi-aventis were to terminate its collaboration agreement with us, we would not have the resources or skills to replace those of our partner, which could cause significant delays in the development and/or manufacture of the VEGF Trap and result in substantial additional costs to us. We have no sales, marketing, or distribution capabilities and would have to develop or outsource these capabilities. Termination of the sanofi-aventis collaboration agreement would create substantial new and additional risks to the successful development of the VEGF Trap oncology program.

Our collaborators and service providers may fail to perform adequately in their efforts to support the development, manufacture, and commercialization of our drug candidates.

We depend upon third-party collaborators, including sanofi-aventis and service providers such as clinical research organizations, outside testing laboratories, clinical investigator sites, and third-party manufacturers and product packagers and labelers, to assist us in the development of our product candidates. If any of our existing collaborators or service providers breaches or terminates its agreement with us or does not perform its development or manufacturing services under an agreement in a timely manner or at all, we could experience additional costs, delays, and difficulties in the development or ultimate commercialization of our product candidates.

Risks Related to the Manufacture of Our Product Candidates

We have limited manufacturing capacity, which could inhibit our ability to successfully develop or commercialize our drugs.

Before approving a new drug or biologic product, the FDA requires that the facilities at which the product will be manufactured be in compliance with current good manufacturing practices, or cGMP requirements. Manufacturing product candidates in compliance with these regulatory requirements is complex, time-consuming, and expensive. To be successful, our products must be manufactured for development, following approval, in commercial quantities, in compliance with regulatory requirements, and at competitive costs. If we or any of our product collaborators or third-party manufacturers, product packagers, or labelers are unable to maintain regulatory compliance, the FDA can impose regulatory sanctions, including, among other things, refusal to approve a pending application for a new drug or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition, and results of operations may be materially harmed.

Our manufacturing facility is likely to be inadequate to produce sufficient quantities of product for commercial sale. We intend to rely on our corporate collaborators, as well as contract manufacturers, to produce the large quantities of drug material needed for commercialization of our products. We rely entirely on third-party manufacturers for filling and finishing services. We will have to depend on these manufacturers to deliver material on a timely basis and to comply with regulatory requirements. If we are unable to supply sufficient material on acceptable terms, or if we should encounter delays or difficulties in our relationships with our corporate collaborators or contract manufacturers, our business, financial condition, and results of operations may be materially harmed.

We may expand our own manufacturing capacity to support commercial production of active pharmaceutical ingredients, or API, for our product candidates. This will require substantial additional funds, and we will need to hire and train significant numbers of employees and managerial personnel to staff our facility. Start-up costs can be large and scale-up entails significant risks related to process development and manufacturing yields. We may be unable to develop manufacturing facilities that are sufficient to produce drug material for clinical trials or commercial use. In addition, we may be unable to secure adequate filling and finishing services to support our products. As a result, our business, financial condition, and results of operations may be materially harmed.

We may be unable to obtain key raw materials and supplies for the manufacture of our product candidates. In addition, we may face difficulties in developing or acquiring production technology and managerial personnel to manufacture sufficient quantities of our product candidates at reasonable costs and in compliance with applicable quality assurance and environmental regulations and governmental permitting requirements.

If any of our clinical programs are discontinued, we may face costs related to the unused capacity at our manufacturing facilities.

We have large-scale manufacturing operations in Rensselaer, New York. Under a long-term manufacturing agreement with Merck, which expires in October 2006, we produce an intermediate for a Merck pediatric vaccine at our facility in Rensselaer, New York. We also use our facilities to produce API for our own clinical and preclinical candidates. When we no longer use our facilities to manufacture the Merck intermediate or if clinical candidates are discontinued, we will have to absorb overhead costs and inefficiencies.

Certain of our raw materials are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for manufacturing and formulation of our product candidates are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these raw materials for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, or due to labor shortages or disputes. This, in turn, could materially and adversely affect our ability to manufacture our product candidates for use in clinical trials, which could materially and adversely affect our business and future prospects.

Also, certain of the raw materials required in the manufacturing and the formulation of our clinical candidates may be derived from biological sources, including mammalian tissues, bovine serum, and human serum albumin. There are certain European regulatory restrictions on using these biological source materials. If we are required to substitute for these sources to comply with European regulatory requirements, our clinical development activities may be delayed or interrupted.

Risks Related to Commercialization of Products

If we are unable to establish sales, marketing, and distribution capabilities, or enter into agreements with third parties to do so, we will be unable to successfully market and sell future products.

We have no sales or distribution personnel or capabilities and have only a small staff with marketing capabilities. If we are unable to obtain those capabilities, either by developing our own organizations or entering into agreements with service providers, we will not be able to successfully sell any products that we may obtain regulatory approval for and bring to market in the future. In that event, we will not be able to generate significant revenue, even if our product candidates are approved. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need or that we will be able to enter into marketing or distribution agreements with third-party providers on acceptable terms, if at all. Under the terms of our collaboration agreement with sanofi-aventis, we currently rely on sanofi-aventis for sales, marketing, and distribution of the VEGF Trap in cancer indications, should it be approved in the future by regulatory authorities for marketing. We will have to rely on a third party or devote significant resources to develop our own sales, marketing, and distribution capabilities for our other product candidates, including the VEGF Trap-Eye, and we may be unsuccessful in developing our own sales, marketing, and distribution organization.

Even if our product candidates are approved for marketing, their commercial success is highly uncertain because our competitors may get to the marketplace before we do with better or lower cost drugs or the market for our product candidates may be too small to support commercialization or sufficient profitability.

There is substantial competition in the biotechnology and pharmaceutical industries from pharmaceutical, biotechnology, and chemical companies. Many of our competitors have substantially greater research, preclinical and clinical product development and manufacturing capabilities, and financial, marketing, and human resources than we do. Our smaller competitors may also enhance their competitive position if they acquire or discover patentable inventions, form collaborative arrangements, or merge with large pharmaceutical companies. Even if we achieve product commercialization, our competitors have achieved, and may continue to achieve, product commercialization before our products are approved for marketing and sale.

Genentech has an approved VEGF antagonist, Avastin®(Genentech), on the market for treating certain cancers and many different pharmaceutical and biotechnology companies are working to develop competing VEGF antagonists, including Novartis, Eyetech Pharmaceuticals, and Pfizer. Many of these molecules are farther along in development than the VEGF Trap and may offer competitive advantages over our molecule. Novartis has an ongoing phase 3 clinical development program evaluating an orally delivered VEGF tyrosine kinase inhibitor in different cancer settings. Onyx Pharmaceuticals and Bayer have received approval from the FDA to market and sell the first oral medication that targets tumor cell growth and new vasculature formation that fuels the growth of tumors. The marketing approvals for Genentech's VEGF antagonist, Avastin, and their extensive, ongoing clinical development plan for Avastin in other cancer indications, may make it more difficult for us to enroll patients in clinical trials to support the VEGF Trap and to obtain regulatory approval of the VEGF Trap in these cancer settings. This may delay or impair our ability to successfully develop and commercialize the VEGF Trap. In addition, even if the VEGF Trap is ever approved for sale for the treatment of certain cancers, it will be difficult for our drug to compete against Avastin and the Onyx/Bayer kinase inhibitor, because doctors and patients will have significant experience using these medicines. In addition, an oral medication may be considerably less expensive for patients than a biologic medication, providing a competitive advantage to companies that market such products.

The market for eye diseases is also very competitive. Eyetech Pharmaceuticals and Pfizer are marketing an approved VEGF inhibitor for age-related macular degeneration (wet AMD). Novartis and Genentech are collaborating on the development of a VEGF antibody fragment for the treatment of wet AMD that is in phase 3 development. In December 2005, Genentech announced that it filed an application with the FDA to market and sell this VEGF inhibitor in patients with wet AMD. In addition, it has been reported that ophthalmologists are using a third-party reformulated version of Genentech's approved VEGF antagonist, Avastin with success for the treatment of wet AMD. The marketing approval of the Eyetech/Pfizer VEGF inhibitor and the potential off-label use of Avastin and approval of the Novartis/Genentech VEGF antibody fragment make it more difficult for us to successfully develop the VEGF Trap-Eye. Even if the VEGF Trap-Eye is ever approved for sale for the treatment of eye diseases, it will be difficult for our drug to compete against the Eyetech/Pfizer drug and, if approved by the FDA, the Novartis/Genentech VEGF inhibitor, because doctors and patients will have significant experience using these medicines. Moreover, the relatively low cost of therapy with Avastin in patients with wet AMD presents a further competitive challenge in this indication.

The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Amgen), Remicade® (Centocor), and Humira® (Abbott Laboratories), and the IL-1 receptor antagonist Kineret® (Amgen), and other marketed therapies makes it more difficult to successfully develop and commercialize the IL-1 Trap. This is one of the reasons we discontinued the development of the IL-1 Trap in adult rheumatoid arthritis. In addition, even if the IL-1 Trap is ever approved for sale, it will be difficult for our drug to compete against these FDA approved TNF-antagonists in indications where both are useful because doctors and patients will have significant experience using these effective medicines. Moreover, in such indications these approved therapeutics may offer competitive advantages over the IL-1 Trap, such as requiring fewer injections.

There are both small molecules and antibodies in development by third parties that are designed to block the synthesis of interleukin-1 or inhibit the signaling of interleukin-1. For example, Novartis is developing an antibody to interleukin-1 and Amgen is developing an antibody to the interleukin-1 receptor. These drug candidates could offer competitive advantages over the IL-1 Trap. The successful development of these competing molecules could delay or impair our ability to successfully develop and commercialize the IL-1 Trap. For example, we may find it difficult to enroll patients in clinical trials for the IL-1 Trap if the companies developing these competing interleukin-1 inhibitors commence clinical trials in the same indications.

We are developing the IL-1 Trap for the treatment of a spectrum of rare diseases associated with mutations in the *CIAS1* gene. These rare genetic disorders affect a small group of people, estimated to be between several hundred and a few thousand. There may be too few patients with these genetic disorders to profitably commercialize the IL-1 Trap in this indication.

The successful commercialization of our product candidates will depend on obtaining coverage and reimbursement for use of these products from third-party payers.

Sales of biopharmaceutical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. Without the financial support of the governments or third-party payers, the market for any biopharmaceutical product will be limited. These third-party payers increasingly challenge the price and examine the cost-effectiveness of products and services. Significant uncertainty exists as to the reimbursement status of any new therapeutic, particularly if there exist lower-cost standards of care. Third-party payers may not reimburse sales of our products, which would harm our business.

Risk Related to Employees

We are dependent on our key personnel and if we cannot recruit and retain leaders in our research, development, manufacturing, and commercial organizations, our business will be harmed.

We are highly dependent on our executive officers. If we are not able to retain any of these persons or our Chairman, our business may suffer. In particular, we depend on the services of P. Roy Vagelos, M.D., the Chairman of our board of directors, Leonard Schleifer, M.D., Ph.D., our President and Chief Executive Officer, George D. Yancopoulos, M.D., Ph.D., our Executive Vice President, Chief Scientific Officer and President, Regeneron Research Laboratories, Murray A. Goldberg, our Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary, Neil Stahl, Ph.D., our Senior Vice President, Preclinical Development and Biomolecular Science, and Randall G. Rupp, Ph.D., our Senior Vice President, Manufacturing Operations. There is intense competition in the biotechnology industry for qualified scientists and managerial personnel in the development, manufacture, and commercialization of drugs. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business.

Risks Related to Our Common Stock

Our stock price is extremely volatile.

There has been significant volatility in our stock price and generally in the market prices of biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include, by way of example:

- progress, delays, or adverse results in clinical trials;
- announcement of technological innovations or product candidates by us or competitors;
- fluctuations in our operating results;
- public concern as to the safety or effectiveness of our product candidates;
- developments in our relationship with collaborative partners;
- developments in the biotechnology industry or in government regulation of healthcare;
- large sales of our common stock by our executive officers, directors, or significant shareholders;

- arrivals and departures of key personnel; and
- general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these and other factors, including the sale or attempted sale of a large amount of our common stock in the market. Broad market fluctuations may also adversely affect the market price of our common stock.

Future sales of our common stock by our significant shareholders or us may depress our stock price and impair our ability to raise funds in new share offerings.

A small number of our shareholders beneficially own a substantial amount of our common stock. As of December 31, 2005, our seven largest shareholders, including sanofi-aventis, beneficially owned 47.0% of our outstanding shares of Common Stock, assuming, in the case of Leonard S. Schleifer, M.D. Ph.D., our Chief Executive Officer, and P. Roy Vagelos, M.D., our Chairman, the conversion of their Class A Stock into Common Stock and the exercise of all options held by them which are exercisable within 60 days of December 31, 2005. As of that date, sanofi-aventis owned 2,799,552 shares of Common Stock, representing approximately 5.2% of the shares of Common Stock then outstanding. Under our stock purchase agreement with sanofi-aventis, through September 5, 2006, sanofi-aventis may sell no more than 250,000 of these shares in any calendar quarter. After September 5, 2006, sanofi-aventis may sell no more than 500,000 of these shares in any calendar quarter. If sanofi-aventis, or our other significant shareholders or we, sell substantial amounts of our Common Stock in the public market, or the perception that such sales may occur exists, the market price of our Common Stock could fall. Sales of Common Stock by our significant shareholders, including sanofi-aventis, also might make it more difficult for us to raise funds by selling equity or equity-related securities in the future at a time and price that we deem appropriate.

Our existing shareholders may be able to exert significant influence over matters requiring shareholder approval.

Holders of Class A Stock, who are generally the shareholders who purchased their stock from us before our initial public offering, are entitled to ten votes per share, while holders of Common Stock are entitled to one vote per share. As of December 31, 2005, holders of Class A Stock held 4.2% of all shares of Common Stock and Class A Stock then outstanding, and had 30.3% of the combined voting power of all of Common Stock and Class A Stock then outstanding. These shareholders, if acting together, would be in a position to significantly influence the election of our directors and to effect or prevent certain corporate transactions that require majority or supermajority approval of the combined classes, including mergers and other business combinations. This may result in our company taking corporate actions that you may not consider to be in your best interest and may affect the price of our Common Stock. As of December 31, 2005:

- our current officers and directors beneficially owned 14.8% of our outstanding shares of Common Stock, assuming conversion of their Class A Stock into Common Stock and the exercise of all options held by such persons which are exercisable within 60 days of December 31, 2005, and 33.6% of the combined voting power of our outstanding shares of Common Stock and Class A Stock, assuming the exercise of all options held by such persons which are exercisable within 60 days of December 31, 2005; and
- our seven largest shareholders beneficially owned 47.0% of our outstanding shares of Common Stock assuming, in the case of Leonard S. Schleifer, M.D., Ph.D., our Chief Executive Officer, and P. Roy Vagelos, M.D., our Chairman, the conversion of their Class A Stock into Common Stock and the exercise of all options held by them which are exercisable within 60 days of December 31, 2005. In addition, these seven shareholders held 53.4% of the combined voting power of our outstanding shares of Common Stock and Class A Stock, assuming the exercise of all options held by our Chief Executive Officer and our Chairman which are exercisable within 60 days of December 31, 2005.

The anti-takeover effects of provisions of our charter, by-laws, and rights agreement, and of New York corporate law, could deter, delay, or prevent an acquisition or other "change in control" of us and could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation, our by-laws, our rights agreement and the New York Business Corporation Law contain various provisions that could have the effect of delaying or preventing a change in control of our company or our management that shareholders may consider favorable or beneficial. Some of these provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of our common shareholders;

- a staggered board of directors, so that it would take three successive annual meetings to replace all of our directors;

- a requirement that removal of directors may only be effected for cause and only upon the affirmative vote of at least eighty percent (80%) of the outstanding shares entitled to vote for directors, as well as a requirement that any vacancy on the board of directors may be filled only by the remaining directors;

- any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting, only if, prior to such action, all of our shareholders consent, the effect of which is to require that shareholder action may only be taken at a duly convened meeting;

- any shareholder seeking to bring business before an annual meeting of shareholders must provide timely notice of this intention in writing and meet various other requirements; and

- under the New York Business Corporation Law, a plan of merger or consolidation of the Company must be approved by two-thirds of the votes of all outstanding shares entitled to vote thereon. See the risk factor immediately above captioned *"Our existing shareholders may be able to exert significant influence over matters requiring shareholder approval."*

We have a shareholder rights plan which could make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. In addition, many of our stock options issued under our 2000 Long-Term Incentive Plan may become fully vested in connection with a "change in control" of the Company, as defined in the plan.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

We conduct our research, development, manufacturing, and administrative activities at our owned and leased facilities. We currently lease approximately 236,000 square feet of laboratory and office space in Tarrytown, New York. We own a facility in Rensselaer, New York, consisting of two buildings totaling approximately 123,500 square feet of research, manufacturing, office, and warehouse space. We also lease an additional 75,000 square feet of manufacturing, office, and warehouse space in Rensselaer.

The following table summarizes the information regarding our current property leases:

Location	Square Footage	Expiration	Current Monthly Base Rental Charges(1)	Renewal Option Available
Tarrytown	162,000	December 31, 2007	$207,000	None
Tarrytown	74,000	December 31, 2009	$146,000	One 5-year term
Rensselaer	75,000	July 11, 2007	$ 25,000	Two 5-year terms

(1) Excludes additional rental charges for utilities, taxes, and operating expenses, as defined.

We believe that our existing owned and leased facilities are adequate for our ongoing research, development, manufacturing, and administrative activities.

In the future, we may lease, operate, or purchase additional facilities in which to conduct expanded research and development activities and manufacturing and commercial operations.

Item 3. *Legal Proceedings*

In May 2003, securities class action lawsuits were commenced against Regeneron and certain of our officers and directors in the United States District Court for the Southern District of New York. A consolidated amended class action complaint was filed in October 2003. The complaint, which was purported to be brought on behalf of a class consisting of investors in our publicly traded securities between March 28, 2000 and March 30, 2003, alleged that the defendants misstated or omitted material information concerning the safety and efficacy of AXOKINE, in violation of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

On November 14, 2005, the United States District Court for the Southern District of New York approved the terms of a settlement between plaintiffs and Regeneron settling all claims against us in this lawsuit. The settlement requires no payment by us or any of the individual defendants named in the lawsuit. Our primary insurance carrier agreed to make the required payment under the settlement, the amount of which is immaterial to us. The settlement includes no admission of wrongdoing by Regeneron or any of the individual defendants. Separately, the plaintiffs and the individual defendants named in the lawsuit entered into a Stipulation of Voluntary Dismissal, which dismissed all claims against the individuals with prejudice.

From time to time, we are a party to other legal proceedings in the course of our business. We do not expect any such other current legal proceedings to have a material adverse effect on our business or financial condition.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders during the last quarter of the fiscal year ended December 31, 2005.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our Common Stock is quoted on The NASDAQ Stock Market under the symbol "REGN." Our Class A Stock, par value $.001 per share, is not publicly quoted or traded.

The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock as reported by The NASDAQ Stock Market:

	High	Low
2004		
First Quarter	$17.00	$12.80
Second Quarter	15.85	8.53
Third Quarter	10.80	6.76
Fourth Quarter	9.49	6.75
2005		
First Quarter	$ 9.36	$ 4.75
Second Quarter	8.84	4.61
Third Quarter	10.67	7.36
Fourth Quarter	17.37	8.55

As of February 15, 2006, there were 586 shareholders of record of our Common Stock and 53 shareholders of record of our Class A Stock.

We have never paid cash dividends and do not anticipate paying any in the foreseeable future.

The information under the heading "Equity Compensation Plan Information" in our definitive proxy statement with respect to our 2006 Annual Meeting of Shareholders to be filed with the SEC is incorporated by reference into Item 12 of this Report on Form 10-K.

Item 6. *Selected Financial Data*

The selected financial data set forth below for the years ended December 31, 2005, 2004, and 2003 and at December 31, 2005 and 2004 are derived from and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this report. The selected financial data for the years ended December 31, 2002 and 2001 and at December 31, 2003, 2002, and 2001 are derived from our audited financial statements not included in this report.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Statement of Operations Data					
Revenues					
Contract research and development	$ 52,447	$113,157	$ 47,366	$ 10,924	$ 12,071
Research progress payments		42,770			
Contract manufacturing	13,746	18,090	10,131	11,064	9,902
	66,193	174,017	57,497	21,988	21,973
Expenses					
Research and development	155,581	136,095	136,024	124,953	92,542
Contract manufacturing	9,557	15,214	6,676	6,483	6,509
General and administrative	25,476	17,062	14,785	12,532	9,607
	190,614	168,371	157,485	143,968	108,658
Income (loss) from operations	(124,421)	5,646	(99,988)	(121,980)	(86,685)
Other income (expense)					
Other contract income	30,640	42,750			
Investment income	10,381	5,478	4,462	9,462	13,162
Interest expense	(12,046)	(12,175)	(11,932)	(11,859)	(2,657)
	28,975	36,053	(7,470)	(2,397)	10,505
Net income (loss)	$ (95,446)	$ 41,699	$(107,458)	$(124,377)	$ (76,180)
Net income (loss) per share, basic	$ (1.71)	$ 0.75	$ (2.13)	$ (2.83)	$ (1.81)
Net income (loss) per share, diluted	$ (1.71)	$ 0.74	$ (2.13)	$ (2.83)	$ (1.81)

	At December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Balance Sheet Data					
Cash, cash equivalents, marketable securities, and restricted marketable securities (current and non-current)	$316,654	$348,912	$366,566	$295,246	$438,383
Total assets	423,501	473,108	479,555	391,574	495,397
Capital lease obligations and notes payable, long-term portion	200,000	200,000	200,000	200,000	200,150
Stockholders' equity	114,002	182,543	137,643	145,981	266,355

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a biopharmaceutical company that discovers, develops, and intends to commercialize pharmaceutical products for the treatment of serious medical conditions. We are currently focused on three clinical development programs: VEGF Trap in oncology, VEGF Trap-Eye in eye diseases using intraocular delivery, and IL-1 Trap in certain systemic inflammatory indications. The VEGF Trap oncology development program is being developed jointly with the sanofi-aventis Group under a September 2003 collaboration agreement. Our preclinical research programs are in the areas of oncology and angiogenesis, ophthalmology, metabolic and related diseases, muscle diseases and disorders, inflammation and immune diseases, bone and cartilage, pain, and cardiovascular diseases. We expect that our next generation of product candidates will be based on our proprietary technologies for developing Traps and Human Monoclonal Antibodies.

Developing and commercializing new medicines entails significant risk and expense. Since inception we have not generated any sales or profits from the commercialization of any of our product candidates and may never receive such revenues. Before revenues from the commercialization of our product candidates can be realized, we (or our collaborators) must overcome a number of hurdles which include successfully completing research and development and obtaining regulatory approval from the FDA and regulatory authorities in other countries. In addition, the biotechnology and pharmaceutical industries are rapidly evolving and highly competitive, and new developments may render our products and technologies uncompetitive or obsolete.

From inception on January 8, 1988 through December 31, 2005, we had a cumulative loss of $585.3 million. In the absence of revenues from the commercialization of our product candidates or other sources, the amount, timing, nature, and source of which cannot be predicted, our losses will continue as we conduct our research and development activities. We expect to incur substantial losses over the next several years as we continue the clinical development of the VEGF Trap-Eye and IL-1 Trap; advance new product candidates into clinical development from our existing research programs; continue our research and development programs; and commercialize product candidates that receive regulatory approval, if any. Also, our activities may expand over time and require additional resources, and we expect our operating losses to be substantial over at least the next several years. Our losses may fluctuate from quarter to quarter and will depend, among other factors, on the progress of our research and development efforts, the timing of certain expenses, and the amount and timing of payments that we receive from collaborators.

As a company that does not expect to generate product revenues or profits over the next several years, management of cash flow is extremely important. The most significant use of our cash is for research and development activities, which include drug discovery, preclinical studies, clinical trials, and the manufacture of drug supplies for preclinical studies and clinical trials. In 2005, our research and development expenses totaled $155.6 million. We expect these expenses to increase 5-10% in 2006, depending on the progress of our clinical programs. The principal sources of cash to-date have been sales of common equity and convertible debt and funding from our collaborators in the form of up-front payments, research progress payments, payments for our research and development activities, and purchases of our common stock. We also receive payments for contract manufacturing.

A primary driver of our expenses is our number of full-time employees. Our annual average headcount in 2005 was 696 compared to 721 in 2004 and 675 in 2003. In 2006, we expect our annual average headcount to decrease to approximately 600, primarily as a result of reductions made in the fourth quarter of 2005 and planned for mid-2006. The workforce reductions, which we announced in September 2005, are associated with narrowing the focus of our research and development efforts, substantial improvements in manufacturing productivity, the June 2005 expiration of our collaboration with Procter & Gamble, and the expected completion of contract manufacturing for Merck in late 2006.

The planning, execution, and results of our clinical programs are significant factors that can affect our operating and financial results. In our clinical programs, key events in 2005 and plans for 2006 are as follows:

Product candidate	2005 Events	2006 Events/Plans
VEGF Trap — Oncology	• Sanofi-aventis reaffirmed their commitment to the collaborative development of the VEGF Trap in oncology • Reported positive preliminary results of phase 1 trial utilizing intravenous injections • Initiated three phase 1 studies of the VEGF Trap in combination with standard chemotherapy regimens	• Initiate two additional safety and tolerability studies of the VEGF Trap in combination with standard chemotherapy regimens • Initiated phase 2 study of the VEGF Trap as a single agent in non-small cell lung adenocarcinoma • Initiate two efficacy/safety studies of the VEGF Trap as a single agent in advanced ovarian cancer and symptomatic malignant ascites • Initiate two efficacy/safety studies of the VEGF Trap in combination with standard chemotherapy regimens in patients with different cancer types • Finalize plans with the NCI to sponsor up to ten exploratory efficacy/safety studies evaluating the VEGF Trap in a variety of cancer types
VEGF Trap — Eye	• Reported positive results from phase 1 trial in patients with the neovascular form of age-related macular degeneration (wet AMD) utilizing intravenous infusions • Initiated phase 1 study in patients with wet AMD utilizing local delivery by intravitreal injections	• Reported positive preliminary results from phase 1 study in patients with wet AMD utilizing local delivery by intravitreal injections • Initiate a phase 1, part B study in patients with wet AMD, comparing safety, tolerability, and biological activity of the VEGF Trap-Eye to Macugen® • Initiate phase 2 clinical trial in wet AMD utilizing intravitreal injections
IL-1 Trap	• Completed safety and tolerability studies of IL-1 Trap at higher doses • Initiated exploratory proof-of-concept trial in polymyalgia rheumatica (PMR) • Initiated exploratory proof-of-concept trial in Systemic Juvenile Idiopathic Arthritis (SJIA)	• Complete efficacy portion of pivotal study in CAPS • Evaluate other indications for the IL-1 Trap

Product candidate	2005 Events	2006 Events/Plans
IL-1 Trap (continued)	• Successfully completed initial treatment phase of proof-of-concept study in *CIAS1*-Associated Periodic Syndrome (CAPS) • Initiated pivotal study in CAPS • Discontinued development of IL-1 Trap in adult rheumatoid arthritis and osteoarthritis	

Collaborations

Our major collaboration agreements with sanofi-aventis, Novartis Pharma AG, and The Procter & Gamble Company are summarized below.

The sanofi-aventis Group

In September 2003, we entered into a collaboration agreement with Aventis Pharmaceuticals Inc. (now a member of the sanofi-aventis Group) to collaborate on the development and commercialization of the VEGF Trap in all countries other than Japan, where we retained the exclusive right to develop and commercialize the VEGF Trap. Sanofi-aventis made a non-refundable up-front payment of $80.0 million and purchased 2,799,552 newly issued unregistered shares of our Common Stock for $45.0 million.

In January 2005, we and sanofi-aventis amended our collaboration agreement to exclude rights to develop and commercialize the VEGF Trap for intraocular delivery to the eye. In connection with this amendment, sanofi-aventis made a $25.0 million non-refundable payment to us.

In December 2005, we and sanofi-aventis amended our collaboration agreement to expand the territory in which the companies are collaborating on the development of the VEGF Trap to include Japan. As a result, the collaboration now includes joint development of the VEGF Trap throughout the world in all indications, except for intraocular delivery to the eye. In connection with this amendment, sanofi-aventis agreed to make a $25.0 million non-refundable up-front payment to us, which was received in January 2006. We may also receive up to $40.0 million in milestone payments upon receipt of specified marketing approvals for up to five VEGF Trap indications in Japan and a royalty of approximately 35% on annual sales of the VEGF Trap in Japan, subject to certain potential adjustments.

Under the collaboration agreement, as amended, we and sanofi-aventis will share co-promotion rights and profits on sales, if any, of the VEGF Trap outside of Japan, for disease indications included in our collaboration. We may also receive up to $400.0 million in additional milestone payments upon receipt of specified marketing approvals, including up to $360.0 million in milestone payments for up to eight VEGF Trap indications in the United States or the European Union. In December 2004, we earned a $25.0 million payment from sanofi-aventis, which was received in January 2005, upon the achievement of an early-stage clinical milestone.

Regeneron has agreed to continue to manufacture clinical supplies of the VEGF Trap at our plant in Rensselaer, New York. Sanofi-aventis has agreed to be responsible for providing commercial scale manufacturing capacity for the VEGF Trap.

Under the collaboration agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of these development expenses, including 50% of the $25.0 million payment received in connection with the January 2005 amendment to our collaboration agreement, in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option. Since inception of the collaboration through December 31, 2005, we and sanofi-aventis have incurred $130.5 million in agreed upon development expenses related to the VEGF Trap program. In addition, if the first commercial sale of a VEGF Trap product for intraocular delivery to the eye predates the first commercial sale of a VEGF Trap product under the collaboration by two years, we will begin reimbursing sanofi-aventis for up to $7.5 million of VEGF Trap development expenses in accordance with a formula until the first commercial VEGF Trap sale under the collaboration occurs.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, any remaining obligation to reimburse sanofi-aventis for 50% of the VEGF Trap development expenses will terminate and we will retain all rights to the VEGF Trap.

Novartis Pharma AG

In March 2003, we entered into a collaboration agreement with Novartis to jointly develop and commercialize the IL-1 Trap. Novartis made a non-refundable payment of $27.0 million and purchased 7,527,050 newly issued unregistered shares of our Common Stock for $48.0 million.

IL-1 Trap development expenses incurred in 2003 were shared equally by Regeneron and Novartis. We funded our share of 2003 development expenses through loans from Novartis. In March 2004, Novartis forgave its outstanding loans to us totaling $17.8 million, including accrued interest, based on Regeneron's achieving a pre-defined development milestone, which was recognized as a research progress payment.

In February 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap, and subsequently paid us $42.75 million to satisfy its obligation to fund development costs for the nine month period following its notification and for the two months prior to that notice. All rights to the IL-1 Trap have reverted to Regeneron. In addition, we recognized contract research and development revenue of $22.1 million, which represents the remaining amount of the March 2003 up-front payment from Novartis that had previously been deferred. Under the collaboration agreement, we retain the right to elect to collaborate in the future development and commercialization of a Novartis IL-1 antibody, which is in clinical development, and Novartis has the right to elect to collaborate in the development and commercialization of our second generation IL-1 Trap, should we decide to develop this product candidate.

The Procter & Gamble Company

In May 1997, we entered into a long-term collaboration agreement with Procter & Gamble to discover, develop, and commercialize pharmaceutical products. In connection with the collaboration, Procter & Gamble agreed to provide funding in support of our research efforts related to the collaboration. Effective December 31, 2000, we and Procter & Gamble entered into a new long-term collaboration agreement, replacing the companies' 1997 agreement. The new agreement extended Procter & Gamble's obligation to fund our research under the new collaboration agreement through December 2005, with no further research obligations by either party thereafter. We and Procter & Gamble divided rights to the programs from the 1997 collaboration agreement that were no longer part of the companies' collaboration. Under the December 2000 agreement, research support from Procter & Gamble was $2.5 million per quarter, plus annual adjustments for inflation, through December 2005.

In June 2005, we and Procter & Gamble amended our December 2000 collaboration agreement. Under the terms of the modified agreement, the two companies agreed that the research activities being pursued under the collaboration agreement were completed on June 30, 2005, six months prior to the December 31, 2005 expiration date in the collaboration agreement. Procter & Gamble agreed to make a one-time $5.6 million payment to Regeneron, which was received in July 2005, and to fund our research under the agreement through the second quarter of 2005. We agreed to pay Procter & Gamble approximately $1.0 million to acquire certain capital equipment owned by Procter & Gamble and located at our facilities. We and Procter & Gamble divided rights to research programs and preclinical product candidates that were developed during the research term of the collaboration. Neither party has the right to participate in the development or commercialization of the other party's product candidates. We are entitled to receive royalties based on any future product sales of a Procter & Gamble preclinical candidate arising from the collaboration. Neither party is entitled to receive either royalties or other payments based on any other products arising from the December 2000 collaboration agreement.

Accounting for Stock-based Employee Compensation

Effective January 1, 2005, we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of Statement of Financial Accounting Standards No. (SFAS) 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* As a result, effective January 1, 2005, we have been recognizing expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards. Under the modified prospective method, we recognize compensation expense for (a) all share based payments granted on or after January 1, 2005, (including replacement options granted under our stock option exchange program which concluded on January 5, 2005) and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, we accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. (APB) 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period operating results have not been restated. For the year ended December 31, 2005, non-cash stock-based employee compensation expense related to stock options awards (Stock Option Expense) totaled $20.0 million, of which $19.9 million was recognized in operating expenses and $0.1 million was capitalized in inventory.

Assumptions

We use the Black-Scholes model to estimate the fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees and members of our board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on our Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility, which is re-evaluated at least quarterly, has been estimated based on actual movements in our stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on our limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future. The following table summarizes the weighted average values of the assumptions we used in computing the fair value of option grants during 2005, 2004 and 2003:

	2005	2004	2003
Expected volatility	71%	80%	80%
Expected lives from grant date	5.9 years	7.5 years	7.3 years
Dividend yield	0%	0%	0%
Risk-free interest rate	4.16%	4.03%	3.75%

Changes in any of these estimates may materially affect the fair value of stock options granted and the amount of stock-based compensation recognized in any period.

Results of Operations

Non-GAAP Financial Measures:

As described above, effective January 1, 2005, Regeneron began recognizing Stock Option Expense in accordance with SFAS 123 in each of the categories of expense in our Statement of Operations. Prior to the adoption of SFAS 123, Stock Option Expense was not reflected in operating expenses and prior period operating results have not been restated.

The discussion of our results of operations for the years ended December 31, 2005 and 2004 includes certain financial measures that are calculated in a manner different from generally accepted accounting principles (GAAP) and are considered non-GAAP financial measures under United States Securities and Exchange Commission (SEC) rules. These non-GAAP financial measures for the year ended December 31, 2005 are: (1) pro forma net loss and pro forma net loss per share (basic and diluted), exclusive of Stock Option Expense, and (2) research and development expenses, general and administrative expenses, and contract manufacturing expenses, all exclusive of Stock Option Expense. Our management does not intend that the presentation of non-GAAP financial measures be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Our management believes that the non-GAAP financial measures described above present helpful information to investors and other users of Regeneron's financial statements by providing greater transparency about the nature of and trends in our operating expenses and net income (loss) and a more useful basis for comparing our operating results for the years ended December 31, 2005 and 2004. In addition, Regeneron's management uses non-GAAP financial measures which exclude Stock Option Expense internally for operating, budgeting, and financial planning purposes. In our discussion below we have included tables which provide a reconciliation of the differences between these non-GAAP financial measures and the most directly comparable financial measures calculated and presented in accordance with GAAP.

Years Ended December 31, 2005 and 2004

Net Income (Loss):

Regeneron reported a net loss of $95.4 million, or $1.71 per share (basic and diluted), for the year ended December 31, 2005, compared with net income of $41.7 million, or $0.75 per basic share and $0.74 per diluted share, for 2004. Excluding Stock Option Expense, Regeneron had a pro forma net loss of $75.5 million, or $1.35 per share (basic and diluted), in 2005 as follows:

For the year ended December 31, 2005	Net Loss	Net Loss per Share — Basic and Diluted
	(In millions,	*except per share data)*
Net loss, as reported	$(95.4)	$(1.71)
Add: Stock Option Expense	19.9	0.36
Pro forma net loss, exclusive of Stock Option Expense	$(75.5)	$(1.35)

Revenues:

Revenues for the years ended December 31, 2005 and 2004 consist of the following:

	2005	2004
	(In millions)	
Contract research & development revenue		
Sanofi-aventis	$43.4	$ 78.3
Novartis		22.1
Procter & Gamble	6.0	10.5
Other	3.1	2.2
Total contract research & development revenue	52.5	113.1
Research progress payments		
Sanofi-aventis		25.0
Novartis		17.8
Total research progress payments		42.8
Contract manufacturing revenue	13.7	18.1
Total revenue	$66.2	$174.0

Our total revenue decreased to $66.2 million in 2005 from $174.0 million in 2004, due primarily to lower revenues related to our collaboration with sanofi-aventis on the VEGF Trap and the absence in the 2005 period of revenues related to our collaboration with Novartis on the IL-1 Trap which ended in 2004. Collaboration revenue earned from sanofi-aventis and Novartis is comprised of contract research and development revenue and research progress payments. Contract research and development revenue, as detailed below, consists partly of reimbursement for research and development expenses and partly of the recognition of revenue related to non-refundable, up-front payments. Non-refundable up-front payments are recorded as deferred revenue and recognized ratably over the period over which we are obligated to perform services in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104) (see Critical Accounting Policies and Significant Judgments and Estimates).

Contract research & development revenues earned from sanofi-aventis and Novartis for 2005 and 2004 were as follows:

	2005 Regeneron Expense Reimbursement	Up-front Payments to Regeneron			Total Revenue Recognized in 2005
		Total Payments	Amount Recognized in 2005	Deferred Revenue at December 31, 2005	
			(In millions)		
Sanofi-aventis	$33.9	$105.0	$9.5	$81.3	$43.4

	2004 Regeneron Expense Reimbursement	Up-front Payments to Regeneron			Total Revenue Recognized in 2004
		Total Payment	Amount Recognized in 2004	Deferred Revenue at December 31, 2004	
			(In millions)		
Sanofi-aventis	$67.8	$ 80.0	$10.5	$65.8	$ 78.3
Novartis	—	27.0	22.1	—	22.1
Total	$67.8	$107.0	$32.6	$65.8	$100.4

Sanofi-aventis' reimbursement of Regeneron VEGF Trap expenses decreased in 2005 compared to 2004, primarily due to lower clinical supply manufacturing costs in 2005. We manufactured clinical supplies of the VEGF Trap throughout 2004, but only manufactured VEGF Trap clinical supplies during the fourth quarter of 2005. In the first quarter of 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap and the remaining balance of the $27.0 million up-front payment received from Novartis in March 2003 was recognized as contract research and development revenue. Since the first quarter of 2004, we have not received, and do not expect to receive, any further contract research and development revenue from Novartis.

Contract research and development revenue earned from Procter & Gamble also decreased in 2005 compared to 2004, resulting from the June 2005 amendment to our December 2000 collaboration agreement with Procter & Gamble, as described above under "Collaborations — The Procter & Gamble Company." Under the terms of the modified agreement, Procter & Gamble funded Regeneron's research for the first two quarters of 2005, compared with a full year of collaborative research funding in 2004. We do not expect to receive any further contract research and development revenue from Procter & Gamble.

In December 2004, we earned a $25.0 million research progress payment from sanofi-aventis, which was received in January 2005, upon achievement of an early-stage VEGF Trap clinical milestone. In March 2004, Novartis forgave all of its outstanding loans, including accrued interest, to Regeneron totaling $17.8 million, based upon Regeneron's achieving a pre-defined IL-1 Trap development milestone. These amounts were recognized as research progress payments in 2004.

Contract manufacturing revenue relates to our long-term agreement with Merck, which expires in October 2006, to manufacture a vaccine intermediate at our Rensselaer, New York facility. Contract manufacturing revenue decreased to $13.7 million in 2005 from $18.1 million in 2004, principally due to a decrease in product shipments to Merck in 2005 compared to 2004. Revenue and the related manufacturing expense are recognized as product is shipped, after acceptance by Merck. Included in contract manufacturing revenue in 2005 and 2004 are $1.4 million and $3.6 million, respectively, of deferred revenue associated with capital improvement reimbursements paid by Merck prior to commencement of production. This deferred revenue is being recognized as product is shipped to Merck based on the total amount of product expected to be shipped over the term of the agreement. In February 2005, we agreed to extend the manufacturing agreement by one year through October 2006. As a result, in 2005 we began recognizing the remaining deferred balance of Merck's capital improvement reimbursements as of December 31, 2004, which totaled $2.7 million, as revenue as product is shipped to Merck, based upon Merck's order quantities through October 2006.

Expenses:

Total operating expenses increased to $190.6 million in 2005 from $168.4 million in 2004. Operating expenses in 2005 include a total of $19.9 million of Stock Option Expense, as follows:

Expenses	For the Year Ended December 31, 2005 Expenses as Reported	2005 Stock Option Expense	2005 Expenses Exclusive of Stock Option Expense	2004 Expenses as Reported
		(In millions)		
Research and development	$155.6	$11.9	$143.7	$136.1
Contract manufacturing	9.6	0.4	9.2	15.2
General and administrative	25.4	7.6	17.8	17.1
Total operating expenses	$190.6	$19.9	$170.7	$168.4

In addition, $0.1 million of Stock Option Expense was capitalized into inventory, for a total of $20.0 million of Stock Option Expense recognized during the year ended December 31, 2005. Stock Option Expense was not included in operating expenses in 2004, as reported in our Statement of Operations. In 2004, had we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, Stock Option Expense would have totaled $33.6 million. The decrease in total Stock Option Expense of $13.6 million in 2005 was partly due to lower exercise prices of annual employee option grants made by us in December 2004 in comparison to the exercise prices of annual grants in recent prior years. Exercise prices of these option grants were generally equal to the fair market value of our Common Stock on the date of grant. The decrease in Stock Option Expense in 2005 was also due, in part, to the exchange of options by eligible employees in connection with our stock option exchange program in January 2005, as the unamortized fair value of the surrendered options on the date of the exchange is being recognized as Stock Option Expense over a longer time period (the vesting period of the replacement options) in accordance with SFAS 123.

Research and Development Expenses:

Research and development expenses, exclusive of Stock Option Expense, increased to $143.7 million for the year ended December 31, 2005 from $136.1 million for 2004. The following table summarizes the major categories of our research and development expenses for the years ended December 31, 2005 and 2004:

Research and development expenses	For the Year Ended December 31, 2005 Expenses as Reported	2005 Stock Option Expense	2005 Expenses Exclusive of Stock Option Expense	2004 Expenses as Reported(2)
		(In millions)		
Payroll and benefits	$ 59.2	$10.9	$ 48.3	$ 43.6
Clinical trial expenses	18.2	—	18.2	10.3
Clinical manufacturing costs (1)	33.6	1.0	32.6	36.4
Research and preclinical development costs	20.7	—	20.7	23.1
Occupancy and other operating costs	23.9	—	23.9	22.7
Total research and development	$155.6	$11.9	$143.7	$136.1

(1) Represents the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, including related payroll and benefits, manufacturing materials and supplies, depreciation, and occupancy costs of our Rensselaer manufacturing facility.

(2) In 2004, research and development expenses as reported in our Statement of Operations did not include Stock Option Expense.

Payroll and benefits, exclusive of Stock Option Expense, increased $4.7 million in 2005 from 2004 due primarily to 2005 wage and salary increases, higher employee benefit costs, and severance costs (totaling $2.2 million in 2005) associated with our workforce reduction plan that we initiated in October 2005. Clinical trial expenses increased $7.9 million in 2005 from 2004 due primarily to higher IL-1 Trap costs associated with commencing clinical studies in new indications and discontinuing the Phase 2b study in adult rheumatoid arthritis. Clinical manufacturing costs, exclusive of Stock Option Expense, decreased $3.8 million in 2005 from 2004, as lower costs in 2005 related to manufacturing clinical supplies of the VEGF Trap and the IL-4/13 Trap were partly offset by higher costs related to manufacturing clinical supplies of the IL-1 Trap. Research and preclinical development costs decreased $2.4 million in 2005 from 2004, due primarily to lower VEGF Trap preclinical development costs and lower costs for general research supplies in 2005. Occupancy and other operating costs increased by $1.2 million in 2005 from 2004, due primarily to higher costs for utilities, taxes, and operating expenses associated with our leased research facilities in Tarrytown, New York.

Contract Manufacturing Expenses:

Contract manufacturing expenses, exclusive of Stock Option Expense, decreased to $9.2 million in 2005, compared to $15.2 million in 2004, primarily because we shipped less product to Merck in 2005 and we incurred unfavorable manufacturing costs in 2004, which were expensed in the period incurred.

General and Administrative Expenses:

General and administrative expenses, exclusive of Stock Option Expense, increased to $17.8 million in 2005 from $17.1 million in 2004, as 2005 administrative wage and salary increases, higher employee benefits costs and higher administrative facility costs were partly offset by (i) lower legal expenses related to Company litigation and general corporate matters and (ii) lower professional fees, principally associated with accounting and other services related to our first year of compliance in 2004 with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Other Income and Expense:

In June 2005, we and Procter & Gamble amended our collaboration agreement and agreed that the research activities of both companies under the collaboration agreement were completed. In connection with the amendment, Procter & Gamble made a one-time $5.6 million payment to us, which we recognized as other contract income in 2005. In January 2005, we and sanofi-aventis amended our collaboration agreement to exclude rights to develop and commercialize the VEGF Trap for intraocular delivery to the eye. In connection with the amendment, sanofi-aventis made a one-time $25.0 million payment to us, which we recognized as other contract income in 2005. In the first quarter of 2004, Novartis notified us of its decision to forgo its right under the collaboration to jointly develop the IL-1 Trap and subsequently paid us $42.75 million to satisfy its obligation to fund development costs for the IL-1 Trap for the nine-month period following its notification and for the two months prior to that notice. The $42.75 million was included in other contract income in 2004.

Investment income increased to $10.4 million in 2005 from $5.5 million in 2004, due primarily to higher effective interest rates on investment securities in 2005. Interest expense decreased slightly to $12.0 million in 2005 from $12.2 million in 2004. Interest expense is attributable primarily to $200.0 million of convertible notes issued in October 2001, which mature in 2008 and bear interest at 5.5% per annum.

Years Ended December 31, 2004 and 2003

Revenues:

Revenues for the years ended December 31, 2004 and 2003 consist of the following:

	2004	2003
	(In millions)	
Contract research & development revenue		
Sanofi-aventis	$ 78.3	$14.3
Novartis	22.1	21.4
Procter & Gamble	10.5	10.6
Other	2.2	1.1
Total contract research & development revenue	113.1	47.4
Research progress payments		
Sanofi-aventis	25.0	
Novartis	17.8	
Total research progress payments	42.8	
Contract manufacturing revenue	18.1	10.1
Total revenue	$174.0	$57.5

Our total revenue increased to $174.0 million in 2004 from $57.5 million in 2003, due primarily to higher revenues related to our collaboration with sanofi-aventis on the VEGF Trap and our prior collaboration with Novartis on the IL-1 Trap. Collaboration revenue earned from sanofi-aventis and Novartis is comprised of contract research and development revenue and research progress payments. Contract research and development revenue, as detailed below, consists partly of reimbursement for research and development expenses and partly of the recognition of revenue related to non-refundable, up-front payments. Non-refundable up-front payments are recorded as deferred revenue and recognized ratably over the period over which we are obligated to perform services in accordance with SAB 104 (see Critical Accounting Policies and Significant Judgments and Estimates). In the first quarter of 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap and the $22.1 million remaining balance of the $27.0 million up-front payment received from Novartis in March 2003 was recognized as contract research and development revenue.

Sanofi-aventis and Novartis contract research & development revenues for 2004 and 2003 were as follows:

		Up-front Payments to Regeneron			
	2004 Regeneron Expense Reimbursement	Total Payment	Amount Recognized in 2004	Deferred Revenue at December 31, 2004	Total Revenue Recognized in 2004
			(In millions)		
Sanofi-aventis	$67.8	$ 80.0	$10.5	$65.8	$ 78.3
Novartis	—	27.0	22.1	—	22.1
Total	$67.8	$107.0	$32.6	$65.8	$100.4

		Up-front Payments to Regeneron			
	2003 Regeneron Expense Reimbursement	Total Payment	Amount Recognized in 2003	Deferred Revenue at December 31, 2003	Total Revenue Recognized in 2003
			(In millions)		
Sanofi-aventis	$10.7	$ 80.0	$3.6	$76.4	$14.3
Novartis	16.5	27.0	4.9	22.1	21.4
Total	$27.2	$107.0	$8.5	$98.5	$35.7

In December 2004, we earned a $25.0 million research progress payment from sanofi-aventis, which was received in January 2005, upon achievement of an early-stage VEGF Trap clinical milestone. In March 2004, Novartis forgave all its outstanding loans, including accrued interest, to Regeneron totaling $17.8 million, based upon Regeneron's achieving a pre-defined IL-1 Trap development milestone. These amounts were recognized as research progress payments in 2004.

Contract manufacturing revenue relates to our long-term agreement with Merck, which expires in October 2006. Contract manufacturing revenue increased to $18.1 million in 2004 from $10.1 million in 2003, principally due to an increase in product shipments to Merck in 2004 compared to 2003. Revenue and the related manufacturing expense are recognized as product is shipped, after acceptance by Merck. Included in contract manufacturing revenue in 2004 and 2003 are $3.6 million and $1.7 million, respectively, of deferred revenue associated with capital improvement reimbursements paid by Merck prior to commencement of production. This deferred revenue is being recognized as product is shipped to Merck based on the total amount of product expected to be shipped over the life of the manufacturing agreement. In February 2005, we agreed to extend the manufacturing agreement by one year through October 2006.

Research and Development Expenses:

Research and development expenses increased slightly to $136.1 million in 2004 from $136.0 million in 2003. The following table summarizes the major categories of our research and development expenses for the years ended December 31, 2004 and 2003:

	2004	2003
	(In millions)	
Research and development expenses:		
Payroll and benefits	$ 43.6	$ 38.5
Clinical trial expenses	10.3	25.0
Clinical manufacturing costs (1)	36.4	29.8
Research and preclinical development costs	23.1	19.6
Occupancy and other operating costs	22.7	23.1
Total research and development	$136.1	$136.0

(1) Represents the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, including related payroll and benefits, manufacturing materials and supplies, depreciation, and occupancy costs of our Rensselaer manufacturing facility.

Payroll and benefits increased $5.1 million in 2004 from 2003 as we added research and development personnel to support our clinical and research programs, especially for the VEGF Trap and IL-1 Trap. Clinical trial expenses decreased $14.7 million in 2004 from 2003 due primarily to the completion of the double-blind treatment portion of our AXOKINE phase 3 clinical trial for the treatment of obesity in 2003, the completion of other AXOKINE trials in 2004, and the completion of our IL-4/13 Trap phase 1 trial in 2004. These decreases were partly offset by higher clinical trial expenses related to our VEGF Trap and IL-1 Trap clinical programs. Clinical manufacturing costs increased $6.6 million in 2004 from 2003, as we manufactured supplies of our clinical product candidates in our expanded Rensselaer manufacturing facility for the full year of 2004. Research and preclinical development costs increased $3.5 million due primarily to higher preclinical development costs related to our VEGF Trap program and higher research-related costs for outside services in 2004 than in 2003. Occupancy and other operating costs decreased slightly by $0.4 million in 2004 from 2003 resulting primarily from lower depreciation costs due to extending the lease on our Tarrytown, New York facilities in early 2004.

Contract Manufacturing Expenses:

Contract manufacturing expenses increased to $15.2 million in 2004, compared to $6.7 million in 2003, primarily because more product was shipped to Merck in 2004 and the Company incurred unfavorable manufacturing costs, which were expensed in the period incurred, in 2004 compared to 2003.

General and Administrative Expenses:

General and administrative expenses increased to $17.1 million in 2004 from $14.8 million in 2003, due primarily to a $1.4 million increase in professional fees, principally associated with accounting and other services related to our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The remainder of the 2004 increase was principally due to increases in payroll and related costs associated, in part, with higher administrative headcount in 2004 to support the Company's operations.

Other Income and Expense:

In the first quarter of 2004, Novartis notified us of its decision to forego its right under our collaboration to jointly develop the IL-1 Trap and subsequently paid us $42.75 million to satisfy its obligation to fund development costs for the IL-1 Trap for the nine-month period following its notification and for the two months prior to that notice. The $42.75 million was included in other contract income in 2004.

Investment income increased to $5.5 million in 2004 from $4.5 million in 2003 due primarily to higher effective interest rates on investment securities. Interest expense increased slightly to $12.2 million in 2004 from $11.9 million in 2003. Interest expense is attributable primarily to $200.0 million of convertible notes issued in October 2001, which mature in 2008 and bear interest at 5.5% per annum.

Liquidity and Capital Resources

Since our inception in 1988, we have financed our operations primarily through offerings of our equity securities, a private placement of convertible debt, revenue earned under our past and present research and development and contract manufacturing agreements, including our agreements with sanofi-aventis, Novartis, Procter & Gamble, and Merck, and investment income.

Change in Classification

We have revised in our previously issued financial statements included in this Report on Form 10-K the classification of our investments in auction rate securities from cash and cash equivalents to short-term investments. Auction rate securities are securities that have stated maturities beyond three months, but are priced and traded as short-term investments due to the liquidity provided through the auction mechanism that generally resets interest rates every 28 or 35 days. The change in classification resulted in a decrease in cash and cash equivalents and corresponding increase in short-term marketable securities at each balance sheet date. In addition, we revised our statements of cash flows included in this Report on Form 10-K to reflect the purchases and sales of these securities as investing activities rather than as a component of cash and cash equivalents. This change in classification had no impact on our previously reported current assets, net income (loss), or cash flows from operations. We held no auction rate securities at December 31, 2005.

The impact of the revision to the classification of our investments in auction rate securities on previously reported amounts for cash and cash equivalents and short-term marketable securities at December 31, 2004 and 2003, and cash flows provided by (used in) investing activities for the three month, six month, and nine month periods ended March 31, 2004, June 30, 2004, and September 30, 2004, respectively, and the years ended December 31, 2004 and 2003, is as follows:

Balance Sheet Impact at December 31, 2004 and 2003	**2004**	**2003**
	(In millions)	
As originally reported:		
Cash and cash equivalents	$101.2	$118.3
Short-term marketable securities	194.8	164.6
Total	$296.0	$282.9
Revised to reflect auction rate securities as short-term investments:		
Cash and cash equivalents	$ 95.2	$ 97.5
Short-term marketable securities	200.8	185.4
Total	$296.0	$282.9

Statement of Cash Flows Impact for the three month, six month, and nine month periods ended March 31, June 30, and September 30, 2004, respectively, and the years ended December 31, 2004 and 2003

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	December 31, 2003
			(In millions)		
As originally reported:					
Cash flows provided by (used in) investing activities	$70.2	$1.2	$(12.1)	$ (4.6)	$(63.8)
Revised to reflect auction rate securities as short-term investments:					
Cash flows provided by (used in) investing activities	$73.2	$4.2	$ (4.7)	$10.2	$(49.6)

These revised amounts, as applicable, are reflected in this Annual Report on Form 10-K for the year ended December 31, 2005.

Years Ended December 31, 2005 and 2004

Cash Used in Operations:

At December 31, 2005, we had $316.7 million in cash, cash equivalents, and marketable securities compared with $348.9 million at December 31, 2004. In January 2006, we received a $25.0 million up-front payment from sanofi-aventis, which was receivable at December 31, 2005, in connection with an amendment to our collaboration agreement to include Japan. In January 2005, we received two $25.0 million payments from sanofi-aventis. One payment was related to a VEGF Trap clinical milestone that was earned in 2004. The second payment related to changes to our collaboration agreement with sanofi-aventis that were made in January 2005.

Net cash used in operations was $30.3 million in 2005 compared to $16.9 million in 2004. In 2005, our net loss of $95.4 million included $21.9 million of non-cash stock-based employee compensation costs, of which $19.9 million represents Stock Option Expense resulting from our adoption of SFAS 123 in January 2005. Our deferred revenue balances increased by $14.5 million in 2005 compared to 2004, due primarily to the January 2006 $25.0 million up-front payment from sanofi-aventis (as described above), which was receivable at December 31, 2005, partly offset by 2005 revenue recognition of $9.5 million from deferred sanofi-aventis up-front payments. In addition, end-of-year accounts receivable balances decreased by $6.6 million in 2005 compared to 2004, due to lower amounts due from sanofi-aventis for reimbursement of VEGF Trap development expenses and the June 2005 completion of funding for Regeneron research activities under our collaboration with Procter & Gamble. In 2004, our net income of $41.7 million included (i) the March 2004 forgiveness of all outstanding loans from Novartis in an amount, including accrued interest, of $17.8 million, which we recognized as a research progress payment and (ii) revenue recognition of (a) $10.5 million from the deferred $80.0 million up-front payment received from sanofi-aventis in September 2003 and (b) $22.1 million which represents the remaining deferred balance of the $27.0 million up-front payment received from Novartis in March 2003. In addition, end-of-year accounts receivable balances increased by $27.6 million in 2004 due primarily to the $25.0 million milestone payment from sanofi-aventis that was earned in 2004 and paid in January 2005. The majority of cash used in operations in both 2005 and 2004 was to fund research and development, primarily related to our clinical programs.

In connection with our collaboration agreement with sanofi-aventis to jointly develop and commercialize the VEGF Trap, we have received up-front payments of $80.0 million in September 2003 and $25.0 million in January 2006 (which was receivable at December 31, 2005). Both up-front payments were recorded to deferred revenue and are being recognized as contract research and development revenue ratably over the period during which we expect to perform services. In 2005 and 2004, we recognized $9.5 million and $10.5 million of revenue, respectively, related to these up-front payments and we anticipate, based on current VEGF Trap product development plans, that we will recognize approximately $12.2 million of revenue over each of the next 6 years and approximately $2.8 million for the subsequent 3 years. Under the collaboration agreement, agreed upon worldwide development expenses incurred by both companies under the agreement will be funded by sanofi-aventis. Sanofi-aventis funded $43.4 million, $67.8 million, and $10.7 million, respectively, of our VEGF Trap development costs in 2005, 2004, and 2003, of which $10.5 million, $13.9 million, and $8.9 million, respectively, were included in accounts receivable as of December 31, 2005, 2004, and 2003.

In both 2005 and 2004, we made two semi-annual interest payments totaling $11.0 million per year on our convertible senior subordinated notes.

Cash Provided by Investing Activities:

Net cash provided by investing activities increased to $115.5 million in 2005 from $10.2 million in 2004, due primarily to an increase in sales or maturities of marketable securities, net of purchases. In 2005, sales or maturities of marketable securities exceeded purchases by $120.5 million, whereas in 2004, sales or maturities of marketable securities exceeded purchases by $16.4 million.

Cash Provided by Financing Activities:

Cash provided by financing activities decreased to $4.1 million in 2005 from $4.4 million in 2004. In 2005, cash provided by financing activities resulted from issuances of Common Stock in connection with exercises of employee stock options. In 2004, cash provided by financing activities related primarily to 2004 borrowings under a loan from Novartis. In accordance with our collaboration agreement with Novartis, we elected to fund our share of 2003 IL-1 Trap development expenses through a loan that was forgiven by Novartis in March 2004, as described above. In the first quarter of 2004, we drew $3.8 million, excluding interest, against this loan facility for expenses incurred during 2003.

Collaboration with the sanofi-aventis Group:

Under our collaboration agreement with sanofi-aventis, as described under "Collaborations" above, agreed upon worldwide VEGF Trap development expenses incurred by both companies during the term of the agreement, including costs associated with the manufacture of clinical drug supply, will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of these development expenses, including 50% of the $25.0 million payment received in connection with the January 2005 amendment to our collaboration agreement, in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option. In addition, if the first commercial sale of a VEGF Trap product for intraocular delivery to the eye predates the first commercial sale of a VEGF Trap product under the collaboration by two years, we will begin reimbursing sanofi-aventis for up to $7.5 million of VEGF Trap development expenses in accordance with a formula until the first commercial VEGF Trap sale under the collaboration occurs. Since inception of the collaboration agreement through December 31, 2005, we and sanofi-aventis have incurred $130.5 million in agreed upon development expenses related to the VEGF Trap program. We and sanofi-aventis plan to initiate in 2006 multiple additional clinical studies to evaluate the VEGF Trap as both a single agent and in combination with other therapies in various cancer indications.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, any remaining obligation to reimburse sanofi-aventis for 50% of the VEGF Trap development expenses will terminate and we will retain all rights to the VEGF Trap.

Severance Costs:

In September 2005, we announced plans to reduce our workforce by approximately 165 employees in connection with narrowing the focus of our research and development efforts, substantial improvements in manufacturing productivity, the June 2005 expiration of our collaboration with Procter & Gamble, and the expected completion of contract manufacturing for Merck in late 2006. The majority of the headcount reduction occurred in the fourth quarter of 2005, with the remainder planned for 2006 following the completion of our contract manufacturing activities for Merck.

Costs associated with the workforce reduction are comprised principally of severance payments and related payroll taxes, employee benefits, and outplacement services. Termination costs related to 2005 workforce reductions were expensed in the fourth quarter of 2005, and included $0.2 million of non-cash expenses due to the accelerated vesting of certain stock options and restricted stock held by affected employees. Estimated termination costs associated with the planned workforce reduction in 2006 were measured in October 2005 and are being expensed ratably over the expected service period of the affected employees in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* We estimate that total costs associated with the 2005 and planned 2006 workforce reductions will approximate $2.7 million, of which $2.2 million was charged to expense in 2005 and approximately $0.5 million will be recognized as expense in 2006. We anticipate cost savings of approximately $8 million in 2006 resulting from the implementation of our workforce reduction plans.

Convertible Debt:

In 2001, we issued $200.0 million aggregate principal amount of convertible senior subordinated notes in a private placement and received proceeds, after deducting the initial purchasers' discount and out-of pocket expenses, of $192.7 million. The notes bear interest at 5.5% per annum, payable semi-annually, and mature in 2008. The notes are convertible into shares of our Common Stock at a conversion price of approximately $30.25 per share, subject to adjustment in certain circumstances. We may redeem some or all of the notes if the closing price of our Common Stock has exceeded 140% of the conversion price then in effect for a specified period of time.

As part of this transaction, we pledged $31.6 million of U.S. government securities which was sufficient upon receipt of scheduled principal and interest payments to provide for the payment in full of the first six scheduled interest payments on the notes when due, the last of which was paid in October 2004.

Capital Expenditures:

Our additions to property, plant, and equipment totaled $4.7 million in 2005, $6.0 million in 2004, and $16.9 million in 2003. In 2006, we expect to incur approximately $5 to $7 million in capital expenditures which primarily consists of equipment for our manufacturing, development, and research activities.

Funding Requirements:

Our total expenses for research and development from inception through December 31, 2005 have been approximately $1,013 million. We have entered into various agreements related to our activities to develop and commercialize product candidates and utilize our technology platforms, including collaboration agreements, such as those with sanofi-aventis, Novartis, and Procter & Gamble, and agreements to use our Velocigene™ technology platform, such as our agreement with Serono S.A. We incurred expenses associated with these agreements, which include an allocable portion of general and administrative costs, of $42.2 million, $75.3 million, and $56.0 million in 2005, 2004, and 2003, respectively.

We expect to continue to incur substantial funding requirements primarily for research and development activities (including preclinical and clinical testing). We currently anticipate that approximately 55%-65% of our expenditures for 2006 will be directed toward the preclinical and clinical development of product candidates, including the VEGF Trap, VEGF Trap-Eye, and IL-1 Trap; approximately 20%-25% of our expenditures for 2006 will be applied to our basic research activities and the continued development of our novel technology platforms; and the remainder of our expenditures for 2006 will be used for capital expenditures and general corporate purposes.

In connection with our funding requirements, the following table summarizes our contractual obligations as of December 31, 2005 for leases and long-term debt. None of these obligations extend beyond 3 years.

		Payments Due by Period	
	Total	Less than one year	1 to 3 years
		(In millions)	
Convertible Senior Subordinated Notes Payable (1)	$233.0	$11.0	$222.0
Operating Leases (2)	13.0	4.8	8.2

(1) Includes amounts representing interest.

(2) Excludes future contingent rental costs for utilities, real estate taxes, and operating expenses. In 2005, these costs were $9.5 million.

In connection with certain clinical trial contracts with service providers, we may incur early termination penalties if the contracts are cancelled before agreed-upon services are completed.

The amount we need to fund operations will depend on various factors, including the status of competitive products, the success of our research and development programs, the potential future need to expand our professional and support staff and facilities, the status of patents and other intellectual property rights, the delay or failure of a clinical trial of any of our potential drug candidates, and the continuation, extent, and success of our collaboration with sanofi-aventis. Clinical trial costs are dependent, among other things, on the size and duration of trials, fees charged for services provided by clinical trial investigators and other third parties, the costs for manufacturing the product candidate for use in the trials, supplies, laboratory tests, and other expenses. The amount of funding that will be required for our clinical programs depends upon the results of our research and preclinical programs and early-stage clinical trials, regulatory requirements, the clinical trials underway plus additional clinical trials that we decide to initiate, and the various factors that affect the cost of each trial as described above. In the future, if we are able to successfully develop, market, and sell certain of our product candidates, we may be required to pay royalties or otherwise share the profits generated on such sales in connection with our collaboration and licensing agreements.

We expect that expenses related to the filing, prosecution, defense, and enforcement of patent and other intellectual property claims will continue to be substantial as a result of patent filings and prosecutions in the United States and foreign countries.

We believe that our existing capital resources will enable us to meet operating needs through at least mid-2008. However, this is a forward-looking statement based on our current operating plan, and there may be a change in projected revenues or expenses that would lead to our capital being consumed significantly before such time. If there is insufficient capital to fund all of our planned operations and activities, we believe we would prioritize available capital to fund preclinical and clinical development of our product candidates. We have no off-balance sheet arrangements and do not guarantee the obligations of any other entity. As of December 31, 2005, we had no established banking arrangements through which we could obtain short-term financing or a line of credit. In the event we need additional financing for the operation of our business, we will consider collaborative arrangements and additional public or private financing, including additional equity financing. In January 2005, we filed a shelf registration statement on Form S-3 to sell, in one or more offerings, up to $200.0 million of equity or debt securities, together or separately, which registration statement was declared effective in February 2005. However, there is no assurance that we will be able to complete any such offerings of securities. Factors influencing the availability of additional financing include our progress in product development, investor perception of our prospects, and the general condition of the financial markets. We may not be able to secure the necessary funding through new collaborative arrangements or additional public or private offerings. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back, or eliminate certain of our research and development activities or future operations. This could harm our business.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition:

We recognize revenue from contract research and development and research progress payments in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104) and Emerging Issues Task Force 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21). During the third quarter of 2003, we elected to change the method we use to recognize revenue under SAB 104 related to non-refundable collaborator payments, including up-front licensing payments, payments for development activities, and research progress (milestone) payments, to the Substantive Milestone Method, adopted retroactively to January 1, 2003. Under this method, for non-refundable up-front license payments that are not tied to achieving a specific performance milestone or for which an estimated level of required effort is not available, we recognize revenue ratably over the estimated period of time during which we expect to perform services under the agreement based on research and development plans. These estimated time periods are updated based on the results and progress of our research and development activities and revisions to these estimates could result in changes to the amount of revenue recognized each year in the future. In addition, if a collaborator terminates the agreement in accordance with the terms of the contract, we would recognize the remainder of the up-front payment at the time of the termination. Payments for development activities are recognized as revenue as earned, over the period of effort. Payments which are based on achieving a specific substantive performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone, a reasonable amount of time has passed between receipt of an up-front payment and achievement of the milestone, and the amount of the milestone payment is reasonable in relation to the effort, value, and risk associated with achieving the milestone. Previously, we had recognized revenue from non-refundable collaborator payments based on the percentage of costs incurred to date, estimated costs to complete, and total expected contract revenue. However, the revenue recognized was limited to the amount of non-refundable payments received. The change in accounting method was made because we believe that it better reflects the substance of our collaborative agreements and is more consistent with current practices in the biotechnology industry.

In connection with our VEGF Trap collaboration agreement with sanofi-aventis, we received non-refundable up-front payments of $80.0 million in September 2003 at the collaboration's inception and $25.0 million in January 2006 in connection with the December 2005 amendment to the collaboration agreement to include Japan. These up-front payments were recorded to deferred revenue and are being recognized as contract research and development revenue over the period over which we are obligated to perform services. Also, in connection with our collaboration agreement with Novartis, in the first quarter of 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap. Accordingly, the remaining balance of the $27.0 million up-front payment, or $22.1 million, was recognized as contract research and development revenue.

Recognition of Deferred Revenue Related to Contract Manufacturing Agreement:

We have entered into a contract manufacturing agreement with Merck under which we manufacture a vaccine intermediate at our Rensselaer, New York facility and perform services. We recognize contract manufacturing revenue from this agreement after the product is tested and approved by, and shipped (FOB Shipping Point) to, Merck, and as services are performed. In connection with the agreement, we agreed to modify portions of our Rensselaer facility to manufacture Merck's vaccine intermediate and Merck agreed to reimburse us for the related capital costs. These capital cost payments were deferred and are recognized as revenue as product is shipped to Merck, based upon our estimate of Merck's order quantities each year through the expected end of the agreement which, for 2004 and prior years, was October 2005. Since we commenced production of the vaccine intermediate in November 1999, our estimates of Merck's order quantities each year have not been materially different from Merck's actual orders.

In February 2005, we agreed to extend the manufacturing agreement by one year through October 2006. As a result, in 2005 we began recognizing the remaining deferred balance of Merck's capital improvement reimbursements as of December 31, 2004, which totaled $2.7 million, as revenue as product is shipped to Merck, based upon Merck's order quantities through October 2006.

Clinical Trial Accrual Estimates:

For each clinical trial that we conduct, certain clinical trial costs, which are included in research and development expenses, are expensed based on the expected total number of patients in the trial, the rate at which patients enter the trial, and the period over which clinical investigators or contract research organizations are expected to provide services. We believe that this method best aligns the expenses we record with the efforts we expend on a clinical trial. During the course of a trial, we adjust our rate of clinical expense recognition if actual results differ from our estimates. No material adjustments to our past clinical trial accrual estimates were made during the years ended December 31, 2005, 2004, and 2003.

Depreciation of Property, Plant, and Equipment:

Property, plant, and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in operations. The estimated useful lives of property, plant, and equipment are as follows:

Building and improvements	7-30 years
Laboratory and computer equipment	3-5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of construction of certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset.

In some situations, the life of the asset may be extended or shortened if circumstances arise that would lead us to believe that the estimated life of the asset has changed. The life of leasehold improvements may change based on the extension of lease contracts with our landlords. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods.

Stock-based Employee Compensation:

Effective January 1, 2005, we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* As a result, effective January 1, 2005, we have been recognizing expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards. Under the modified prospective method, we recognize compensation expense for (a) all share based payments granted on or after January 1, 2005, (including replacement options granted under our stock option exchange program which concluded on January 5, 2005) and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, we accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in APB 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period operating results have not been restated.

We use the Black-Scholes model to estimate the fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees and members of our board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on our Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility, which is re-evaluated at least quarterly, has been estimated based on actual movements in our stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on our limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future.

Future Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS 123R, *Share-Based Payment.* SFAS 123R is a revision of SFAS 123, *Accounting for Stock-Based Compensation* (which we adopted effective January 1, 2005), and supersedes APB 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R is effective for fiscal years beginning after June 15, 2005. In March 2005, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) which expresses views of the SEC staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations as well as the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. We are required to adopt SFAS 123R effective for the fiscal year beginning January 1, 2006, and intend to do so using the modified prospective method. Under the modified prospective method, compensation cost is recognized beginning with the effective date based on (a) the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. In addition, we will consider the guidance of SAB 107 as we adopt SFAS 123R. Although the impact of adopting SFAS 123R has not yet been quantified, management believes that the adoption of this standard may have a material impact on our financial statements.

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections.* SFAS 154 replaces APB 20, *Accounting Changes*, and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements*, and requires retrospective application to prior-period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of a change. SFAS 154 also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are required to adopt the provisions of SFAS 154, as applicable, beginning January 1, 2006.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Our earnings and cash flows are subject to fluctuations due to changes in interest rates primarily from our investment of available cash balances in investment grade corporate, asset-backed, and U.S. government securities. We do not believe we are materially exposed to changes in interest rates. Under our current policies we do not use interest rate derivative instruments to manage exposure to interest rate changes. We estimated that a one percent change in interest rates would result in changes in the fair market value of our investment portfolio of approximately $0.5 million and $1.4 million at December 31, 2005 and 2004, respectively. The decrease in the impact of an interest rate change at December 31, 2005, compared to December 31, 2004, is due primarily to the shorter duration of our investment portfolio at the end of 2005.

Item 8. *Financial Statements and Supplementary Data*

The financial statements required by this Item are included on pages F-1 through F-35 of this report. The supplementary financial information required by this Item is included at page F-35 of this report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer and chief financial officer each concluded that, as of the end of such period, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported on a timely basis, and is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation our management has concluded that our internal control over financial reporting was effective as of December 31, 2005. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued a report on management's assessment and the effectiveness of our internal control over financial reporting as of December 31, 2005, which report is included herein at page F-2.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met and cannot detect all deviations. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or deviations, if any, within the company have been detected. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors and Officers of the Registrant*

The information required by this item (other than the information set forth in the next paragraph in this Item 10) will be included under the captions "Election of Directors," "Board Committees and Meetings," "Executive Officers of the Company," and "Section 16(a) Beneficial Ownership Reporting Compliance," in our definitive proxy statement with respect to our 2006 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

We have adopted a code of business conduct and ethics that applies to our officers, directors, and employees. The full text of our code of business conduct and ethics can be found on the Company's website (http://www.regn.com) under the Investor Relations heading.

Item 11. *Executive Compensation*

The information called for by this item will be included under the captions "Executive Compensation" and "Compensation of Directors" in our definitive proxy statement with respect to our 2006 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information called for by this item will be included under the captions "Stock Ownership of Executive Officers and Directors" and "Stock Ownership of Certain Beneficial Owners" in our definitive proxy statement with respect to our 2006 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The information called for by this item will be included under the caption "Certain Relationships and Related Transactions" in our definitive proxy statement with respect to our 2006 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information called for by this item will be included under the caption "Information about Fees Paid to Independent Registered Public Accounting Firm" in our definitive proxy statement with respect to our 2006 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. Financial Statements

The financials statements filed as part of this report are listed on the Index to Financial Statements on page F-1.

2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits

Exhibit Number	Description
3.1	(a) — Restated Certificate of Incorporation of Regeneron Pharmaceuticals, Inc. as of June 21, 1991.
3.1.1	(b) — Certificate of Amendment of the Restated Certificate of Incorporation of Regeneron Pharmaceuticals, Inc., as of October 18, 1996.
3.1.2	(c) — Certificate of Amendment of the Certificate of Incorporation of Regeneron Pharmaceuticals, Inc., as of December 17, 2001.
3.2	(d) — By-Laws of the Company, currently in effect (amended through November 12, 2004).

Exhibit Number	Description
10.1	(e) — 1990 Amended and Restated Long-Term Incentive Plan.
10.2	(f) — 2000 Long-Term Incentive Plan.
10.3.1	(g) — Amendment No. 1 to 2000 Long-Term Incentive Plan, effective as of June 14, 2002.
10.3.2	(g) — Amendment No. 2 to 2000 Long-Term Incentive Plan, effective as of December 20, 2002.
10.3.3	(h) — Amendment No. 3 to 2000 Long-Term Incentive Plan, effective as of June 14, 2004.
10.3.4	(i) — Amendment No. 4 to 2000 Long-Term Incentive Plan, effective as of November 15, 2004.
10.3.5	(j) — Form of option agreement and related notice of grant for use in connection with the grant of options to the Registrant's non-employee directors and named executive officers.
10.3.6	(j) — Form of option agreement and related notice of grant for use in connection with the grant of options to the Registrant's executive officers other than the named executive officers.
10.3.7	(k) — Form of restricted stock award agreement and related notice of grant for use in connection with the grant of restricted stock awards to the Registrant's executive officers.
10.4*	(l) — Manufacturing Agreement dated as of September 18, 1995, between the Company and Merck & Co., Inc.
10.4.1*	(d) — Amendment No. 1 to the Manufacturing Agreement between the Company and Merck & Co., Inc., effective as of September 18, 1995.
10.4.2*	(d) — Amendment No. 2 to the Manufacturing Agreement between the Company and Merck & Co., Inc., effective as of October 24, 1996.
10.4.3*	(d) — Amendment No. 3 to the Manufacturing Agreement between the Company and Merck & Co., Inc., effective as of December 9, 1999.
10.4.4*	(d) — Amendment No. 4 to the Manufacturing Agreement between the Company and Merck & Co., Inc., effective as of July 18, 2002.
10.4.5*	(d) — Amendment No. 5 to the Manufacturing Agreement between the Company and Merck & Co., Inc., effective as of January 1, 2005.
10.5	(m) — Rights Agreement, dated as of September 20, 1996, between Regeneron Pharmaceuticals, Inc. and Chase Mellon Shareholder Services LLC, as Rights Agent, including the form of Rights Certificate as Exhibit B thereto.
10.6	(g) — Employment Agreement, dated as of December 20, 2002, between the Company and Leonard S. Schleifer, M.D., Ph.D.
10.7*	(d) — Employment Agreement, dated as of December 31, 1998, between the Company and P. Roy Vagelos, M.D.
10.8	(s) — Regeneron Pharmaceuticals, Inc. Change in Control Severance Plan, effective as of February 1, 2006.
10.9	(n) — Indenture, dated as of October 17, 2001, between Regeneron Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, as trustee.
10.10	(n) — Registration Rights Agreement, dated as of October 17, 2001, among Regeneron Pharmaceuticals, Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Robertson Stephens, Inc.
10.11*	(o) — IL-1 License Agreement, dated June 26, 2002, by and among the Company, Immunex Corporation, and Amgen Inc.
10.12*	(p) — Collaboration, License and Option Agreement, dated as of March 28, 2003, by and between Novartis Pharma AG, Novartis Pharmaceuticals Corporation, and the Company.
10.13*	(q) — Collaboration Agreement, dated as of September 5, 2003, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc.
10.13.1*	(d) — Amendment No. 1 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of December 31, 2004.

Exhibit Number		Description
10.13.2	(r)	— Amendment No. 2 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of January 7, 2005.
10.13.3*		— Amendment No. 3 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of December 21, 2005.
10.13.4*		— Amendment No. 4 to Collaboration Agreement, by and between sanofi-aventis U.S., LLC (successor in interest to Aventis Pharmaceuticals, Inc.) and Regeneron Pharmaceuticals, Inc., effective as of January 31, 2006.
10.14	(q)	— Stock Purchase Agreement, dated as of September 5, 2003, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc.
12.1		— Statement re: computation of ratio of earnings to combined fixed charges of Regeneron Pharmaceuticals, Inc.
23.1		— Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1		— Certification of CEO pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934.
31.2		— Certification of CFO pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934.
32		— Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350.

Description:

(a) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 1991, filed August 13, 1991.

(b) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended September 30, 1996 filed November 5, 1996.

(c) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc. for the fiscal year ended December 31, 2001, filed March 22, 2002.

(d) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc. for the fiscal year ended December 31, 2004, filed March 11, 2005.

(e) Incorporated by reference from the Company's registration statement on Form S-1 (file number 33-39043).

(f) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the quarter ended December 31, 2001, filed March 22, 2002.

(g) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the fiscal year ended December 31, 2002, filed March 31, 2003.

(h) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 2004, filed August 5, 2004.

(i) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed November 17, 2004.

(j) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 16, 2005.

(k) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 13, 2004.

(l) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended September 30, 1995, filed November 14, 1995.

(m) Incorporated by reference from the Form 8-A for Regeneron Pharmaceuticals, Inc., filed October 15, 1996.

(n) Incorporated by reference from the Company's registration statement on Form S-3 (file number 333-74464).

(o) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 2002, filed August 13, 2002.

(p) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended March 31, 2003, filed May 15, 2003.

(q) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended September 30, 2003, filed November 11, 2003.

(r) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed January 11, 2005.

(s) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed January 25, 2006.

---

* Portions of this document have been omitted and filed separately with the Commission pursuant to requests for confidential treatment pursuant to Rule 24b-2.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGENERON PHARMACEUTICALS, INC.

By: /s/ LEONARD S. SCHLEIFER

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

Dated: New York, New York
February 28, 2006

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard S. Schleifer, President and Chief Executive Officer, and Murray A. Goldberg, Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary, and each of them, his true and lawful attorney-in-fact and agent, with the full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities therewith, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title
/s/ LEONARD S. SCHLEIFER Leonard S. Schleifer, M.D., Ph.D.	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ MURRAY A. GOLDBERG Murray A. Goldberg	Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary (Principal Financial Officer)
/s/ DOUGLAS S. MCCORKLE Douglas S. McCorkle	Controller and Assistant Treasurer (Principal Accounting Officer)
/s/ GEORGE D. YANCOPOULOS George D. Yancopoulos M.D., Ph.D	Executive Vice President, Chief Scientific Officer, President, Regeneron Research Laboratories, and Director
/s/ P. ROY VAGELOS P. Roy Vagelos M.D.	Chairman of the Board
/s/ CHARLES A. BAKER Charles A. Baker	Director
/s/ MICHAEL S. BROWN Michael S. Brown M.D.	Director

Signature	Title
/s/ ALFRED G. GILMAN Alfred G. Gilman M.D., Ph.D.	Director
/s/ JOSEPH L. GOLDSTEIN Joseph L. Goldstein, M.D.	Director
/s/ ARTHUR F. RYAN Arthur F. Ryan	Director
/s/ ERIC M. SHOOTER Eric M. Shooter, Ph.D.	Director
/s/ GEORGE L. SING George L. Sing	Director

REGENERON PHARMACEUTICALS, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Regeneron Pharmaceuticals, Inc.:

We have completed integrated audits of Regeneron Pharmaceuticals, Inc.'s 2005 and 2004 financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Financial statements

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Regeneron Pharmaceuticals, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2006

REGENERON PHARMACEUTICALS, INC.

BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
	(In thousands, except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 184,508	$ 95,229
Marketable securities	114,037	200,753
Accounts receivable	36,521	43,102
Prepaid expenses and other current assets	3,422	1,642
Inventory	2,904	3,229
Total current assets	341,392	343,955
Marketable securities	18,109	52,930
Property, plant, and equipment, at cost, net of accumulated depreciation and amortization	60,535	71,239
Other assets	3,465	4,984
Total assets	$ 423,501	$ 473,108
LIABILITIES and STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 23,337	$ 18,872
Deferred revenue, current portion	17,020	15,267
Total current liabilities	40,357	34,139
Deferred revenue	69,142	56,426
Notes payable	200,000	200,000
Total liabilities	309,499	290,565
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.01 par value; 30,000,000 shares authorized; issued and outstanding — none		
Class A Stock, convertible, $.001 par value; 40,000,000 shares authorized; shares issued and outstanding — 2,347,073 in 2005 and 2,358,373 in 2004	2	2
Common Stock, $.001 par value; 160,000,000 shares authorized; shares issued and outstanding — 54,092,268 in 2005 and 53,502,004 in 2004	54	54
Additional paid-in capital	700,011	675,389
Unearned compensation	(315)	(2,299)
Accumulated deficit	(585,280)	(489,834)
Accumulated other comprehensive loss	(470)	(769)
Total stockholders' equity	114,002	182,543
Total liabilities and stockholders' equity	$ 423,501	$ 473,108

The accompanying notes are an integral part of the financial statements.

REGENERON PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004, and 2003

	2005	2004	2003
	(In thousands, except per share data)		
Revenues			
Contract research and development	$ 52,447	$113,157	$ 47,366
Research progress payments		42,770	
Contract manufacturing	13,746	18,090	10,131
	66,193	174,017	57,497
Expenses			
Research and development	155,581	136,095	136,024
Contract manufacturing	9,557	15,214	6,676
General and administrative	25,476	17,062	14,785
	190,614	168,371	157,485
Income (loss) from operations	(124,421)	5,646	(99,988)
Other income (expense)			
Other contract income	30,640	42,750	
Investment income	10,381	5,478	4,462
Interest expense	(12,046)	(12,175)	(11,932)
	28,975	36,053	(7,470)
Net income (loss)	$ (95,446)	$ 41,699	$(107,458)
Net income (loss) per share:			
Basic	$ (1.71)	$ 0.75	$ (2.13)
Diluted	$ (1.71)	$ 0.74	$ (2.13)
Weighted average shares outstanding:			
Basic	55,950	55,419	50,490
Diluted	55,950	56,172	50,490

The accompanying notes are an integral part of the financial statements.

REGENERON PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005, 2004, and 2003

	Class A Stock		Common Stock		Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount						
						(In thousands)				
Balance, December 31, 2002	2,491	$2	41,746	$42	$573,184	$(3,643)	$(424,075)	$ 471	$ 145,981	
Issuance of Common Stock in connection with exercise of stock options, net of shares tendered			601		1,941				1,941	
Issuance of Common Stock to Novartis Pharma AG			7,527	8	47,992				48,000	
Issuance of Common Stock to the sanofi-aventis Group			2,800	3	44,997				45,000	
Issuance of Common Stock to Merck & Co. Inc.			109		1,500				1,500	
Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution			43		747				747	
Conversion of Class A Stock to Common Stock	(125)		125							
Issuance of restricted Common Stock under Long-Term Incentive Plan, net of forfeitures			215		2,757	(2,757)				
Stock-based compensation expense						2,299			2,299	
Net loss, 2003							(107,458)		(107,458)	$(107,458)
Change in net unrealized gain (loss) on marketable securities								(367)	(367)	(367)
Balance, December 31, 2003	2,366	2	53,166	53	673,118	(4,101)	(531,533)	104	137,643	$(107,825)
Issuance of Common Stock in connection with exercise of stock options, net of shares tendered			286	1	1,501				1,502	
Repurchase of Common Stock from Merck & Co., Inc.			(109)		(888)				(888)	
Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution			64		917				917	
Conversion of Class A Stock to Common Stock	(8)		8							
Issuance of restricted Common Stock under Long-Term Incentive Plan, net of forfeitures			87		741	(741)				
Stock-based compensation expense						2,543			2,543	
Net income, 2004							41,699		41,699	$ 41,699
Change in net unrealized gain (loss) on marketable securities								(873)	(873)	(873)
Balance, December 31, 2004	2,358	2	53,502	54	675,389	(2,299)	(489,834)	(769)	182,543	$ 40,826

(Continued)

REGENERON PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)
For the Years Ended December 31, 2005, 2004, and 2003

	Class A Stock		Common Stock		Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount						
						(In thousands)				
Issuance of Common Stock in connection with exercise of stock options, net of shares tendered			494		4,081				4,081	
Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution			90		632				632	
Conversion of Class A Stock to Common Stock	(11)		11							
Forfeitures of restricted Common Stock under Long-Term Incentive Plan			(5)		(54)	54				
Stock-based compensation expense					19,963	1,930			21,893	
Net loss, 2005							(95,446)		(95,446)	$(95,446)
Change in net unrealized gain (loss) on marketable securities								299	299	299
Balance, December 31, 2005	2,347	$2	54,092	$54	$700,011	$ (315)	$(585,280)	$(470)	$114,002	$(95,147)

The accompanying notes are an integral part of the financial statements.

REGENERON PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004, and 2003

	2005	2004	2003
		(In thousands)	
Cash flows from operating activities			
Net income (loss)	$ (95,446)	$ 41,699	$(107,458)
Adjustments to reconcile net income (loss) to net cash used in operating activities			
Depreciation and amortization	15,504	15,362	12,937
Non-cash compensation expense	21,859	2,543	2,562
Non-cash expense related to a license agreement			1,500
Forgiveness of loan payable to Novartis Pharma AG, inclusive of accrued interest		(17,770)	
Changes in assets and liabilities			
Decrease (increase) in accounts receivable	6,581	(27,573)	(11,512)
Decrease (increase) in prepaid expenses and other assets	74	(1,799)	589
Decrease (increase) in inventory	1,250	6,914	(1,049)
Increase (decrease) in deferred revenue	14,469	(37,310)	93,869
Increase in accounts payable, accrued expenses, and other liabilities	5,413	1,025	2,429
Total adjustments	65,150	(58,608)	101,325
Net cash used in operating activities	(30,296)	(16,909)	(6,133)
Cash flows from investing activities			
Purchases of marketable securities	(102,990)	(268,244)	(284,647)
Purchases of restricted marketable securities		(11,075)	(11,055)
Sales or maturities of marketable securities	223,448	273,587	253,691
Maturities of restricted marketable securities		22,126	22,054
Capital expenditures	(4,964)	(6,174)	(29,656)
Net cash provided by (used in) investing activities	115,494	10,220	(49,613)
Cash flows from financing activities			
Net proceeds from issuances of Common Stock	4,081	1,502	94,678
Repurchase of Common Stock		(888)	
Borrowings under loan payable		3,827	13,656
Capital lease payments			(150)
Net cash provided by financing activities	4,081	4,441	108,184
Net increase (decrease) in cash and cash equivalents	89,279	(2,248)	52,438
Cash and cash equivalents at beginning of period	95,229	97,477	45,039
Cash and cash equivalents at end of period	$ 184,508	$ 95,229	$ 97,477
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 11,002	$ 11,007	$ 11,003

The accompanying notes are an integral part of the financial statements.

(Unless otherwise noted, dollars in thousands, except per share data)

1. Organization and Business

Regeneron Pharmaceuticals, Inc. (the "Company" or "Regeneron") was incorporated in January 1988 in the State of New York. The Company is engaged in research and development programs to discover and commercialize therapeutics to treat human disorders and conditions. The Company's facilities are located in New York. The Company's business is subject to certain risks including, but not limited to, uncertainties relating to conducting pharmaceutical research, obtaining regulatory approvals, commercializing products, and obtaining and enforcing patents.

2. Summary of Significant Accounting Policies

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in operations. The estimated useful lives of property, plant, and equipment are as follows:

Building and improvements	7-30 years
Laboratory and computer equipment	3-5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of construction of certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset. The Company capitalized interest costs of $0.3 million in 2003. The Company did not capitalize any interest costs in 2004 or 2005.

Cash and Cash Equivalents

For purposes of the statement of cash flows and the balance sheet, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined based on standards that approximate the first-in, first-out method. Inventories are shown net of applicable reserves.

Revenue Recognition and Change in Accounting Principle

a. Contract Research and Development and Research Progress Payments

The Company recognizes revenue from contract research and development and research progress payments in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104") and FASB Emerging Issue Task Force Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). SAB 104 superseded Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statement* ("SAB 101"), in December 2003. During the third quarter of 2003, the Company elected to change the method it uses to recognize revenue under SAB 101 related to non-refundable collaborator payments, including up-front licensing payments, payments for development activities, and research progress (milestone) payments, to the Substantive Milestone Method, adopted retroactively to January 1, 2003. There was no cumulative effect of this change in accounting

(Unless otherwise noted, dollars in thousands, except per share data)

principle on prior periods. Under this method, for non-refundable up-front license payments that are not tied to achieving a specific performance milestone or for which an estimated level of required effort is not available, we recognize revenue ratably over the estimated period of time during which we expect to perform services under the agreement based on research and development plans. Payments for development activities are recognized as revenue as earned, over the period of effort. Payments which are based on achieving a specific substantive performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone, a reasonable amount of time has passed between receipt of an up-front payment and achievement of the milestone, and the amount of the milestone payment is reasonable in relation to the effort, value, and risk associated with achieving the milestone. The change in accounting method was made because the Company believes that it better reflects the substance of the Company's collaborative agreements and is more consistent with current practices in the biotechnology industry.

Previously, the Company had recognized revenue from non-refundable collaborator payments based on the percentage of costs incurred to date, estimated costs to complete, and total expected contract revenue. However, the revenue recognized was limited to the amount of non-refundable payments received. This accounting method was adopted on January 1, 2000 upon the release of SAB 101. The cumulative effect of adopting SAB 101 at January 1, 2000 amounted to $1.6 million of additional loss, with a corresponding increase to deferred revenue that was recognized in subsequent periods, of which $0.1 million and $0.4 million, respectively, was included in contract research and development revenue in 2004 and 2003. The $1.6 million represented a portion of a 1989 payment received from Sumitomo Chemical Co. Ltd. in consideration for a fifteen year limited right of first negotiation to license up to three of the Company's product candidates in Japan that expired in 2004 (see Note 12d). The effect of income taxes on the cumulative effect adjustment was immaterial.

b. Contract Manufacturing

The Company has entered into a contract manufacturing agreement under which it manufactures product and performs services for a third party. Contract manufacturing revenue is recognized as product is shipped and as services are performed (see Note 13).

Investment Income

Interest income, which is included in investment income, is recognized as earned.

Accounting for the Impairment of Long-Lived Assets

The Company periodically assesses the recoverability of long-lived assets, such as property, plant, and equipment, and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future undiscounted cash flows are less than the carrying amount in accordance with Statement of Financial Accounting Standards No. ("SFAS") 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* For all periods presented, no impairment losses were recorded.

Patents

As a result of the Company's research and development efforts, it has obtained, applied for, or is applying for a number of patents to protect proprietary technology and inventions. All costs associated with patents are expensed as incurred.

(Unless otherwise noted, dollars in thousands, except per share data)

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, costs related to research collaboration and licensing agreements (see Note 11e), the cost of services provided by outside contractors, including services related to the Company's clinical trials, clinical trial expenses, the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, expenses related to the development of manufacturing processes prior to commencing commercial production of a product under contract manufacturing arrangements, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation, and general support services. All costs associated with research and development are expensed as incurred.

For each clinical trial that the Company conducts, certain clinical trial costs, which are included in research and development expenses, are expensed based on the expected total number of patients in the trial, the rate at which patients enter the trial, and the period over which clinical investigators or contract research organizations are expected to provide services. During the course of a clinical trial, the Company adjusts its rate of clinical expense recognition if actual results differ from the Company's estimates.

Per Share Data

Net income (loss) per share, basic and diluted, is computed on the basis of the net income (loss) for the period divided by the weighted average number of shares of Common Stock and Class A Stock outstanding during the period. The basic net income (loss) per share excludes restricted stock awards until vested. The diluted net income per share for the year ended December 31, 2004 is based upon the weighted average number of shares of Common Stock and Class A Stock and the common stock equivalents outstanding when dilutive. Common stock equivalents include: (i) outstanding stock options and restricted stock awards under the Company's Long-Term Incentive Plans, which are included under the treasury stock method when dilutive, and (ii) Common Stock to be issued under the assumed conversion of the Company's outstanding convertible senior subordinated notes, which are included under the if-converted method when dilutive. The computation of diluted net loss per share for the years ended December 31, 2005 and 2003 does not include common stock equivalents, since such inclusion would be antidilutive. Disclosures required by SFAS 128, *Earnings per Share*, have been included in Note 18.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is uncertain. See Note 16.

Comprehensive Income (Loss)

Comprehensive income (loss) represents the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) of the Company includes net income (loss) adjusted for the change in net unrealized gain or loss on marketable securities. The net effect of income taxes on comprehensive income (loss) is immaterial. Comprehensive income for the year ended December 31, 2004 and comprehensive losses for the years ended December 31, 2005 and 2003 have been included in the Statements of Stockholders' Equity.

(Unless otherwise noted, dollars in thousands, except per share data)

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, marketable securities, and receivables from the sanofi-aventis Group and Merck & Co., Inc. The Company generally invests its excess cash in obligations of the U.S. government and its agencies, bank deposits, asset-backed securities, investment grade debt securities issued by corporations, governments, and financial institutions, and money market funds that invest in these instruments. The Company has established guidelines that relate to credit quality, diversification, and maturity, and that limit exposure to any one issue of securities.

Risks and Uncertainties

Regeneron has had no sales of its products and there is no assurance that the Company's research and development efforts will be successful, that the Company will ever have commercially approved products, or that the Company will achieve significant sales of any such products. The Company has generally incurred net losses and negative cash flows from operations since its inception. Revenues to date have principally been limited to (i) payments from the Company's collaborators and other entities for the Company's development activities with respect to product candidates and to utilize the Company's technology platforms, (ii) payments from two pharmaceutical companies for contract manufacturing, and (iii) investment income. The Company operates in an environment of rapid change in technology and is dependent upon the services of its employees, consultants, collaborators, and certain third-party suppliers, including single-source unaffiliated third-party suppliers of certain raw materials and equipment. Regeneron, as licensee, licenses certain technologies that are important to the Company's business which impose various obligations on the Company. If Regeneron fails to comply with these requirements, licensors may have the right to terminate the Company's licenses.

Contract research and development revenue in 2005 was primarily earned from sanofi-aventis and The Procter & Gamble Company under collaboration agreements (see Notes 12a and 12e). Under the collaboration agreement with sanofi-aventis, agreed upon VEGF Trap development expenses incurred by Regeneron during the term of the agreement will be funded by sanofi-aventis. In addition, the Company earns revenue related to non-refundable, up-front payments from sanofi-aventis under the Substantive Milestone Method in accordance with SAB 104, as described above. The Company may also receive up to $400.0 million in milestone payments upon receipt of specified VEGF Trap marketing approvals. Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Under the collaboration agreement with Procter & Gamble, as amended, Procter & Gamble made payments to fund Regeneron research of $2.5 million per quarter, plus adjustments for inflation, through June 2005. As of June 30, 2005, the Company and Procter & Gamble agreed that the research activities of the parties under the collaboration agreement were completed. Contract manufacturing revenue in 2005 was earned from Merck under a long-term manufacturing agreement that will expire in October 2006 (see Note 13).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include (i) useful lives of property, plant, and equipment, (ii) the periods over which certain revenues and expenses will be recognized including contract research and development revenue recognized from non-refundable up-front payments, contract manufacturing revenue recognized from reimbursed deferred capital costs, and expense recognition of certain clinical trial costs which are included in research and development expenses, (iii) the extent to which deferred tax assets and liabilities are offset by a valuation allowance, and (iv) the fair value of stock options on their date of grant using the Black-Scholes option-pricing model, based on assumptions with respect to (a) expected volatility of our Common Stock price, (b) the periods of time over which employees and members of the Company's board of

(Unless otherwise noted, dollars in thousands, except per share data)

directors are expected to hold their options prior to exercise (expected lives), (c) expected dividend yield on the Company's Common Stock, and (d) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives.

Stock-based Employee Compensation

Effective January 1, 2005, the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* As a result, effective January 1, 2005, the Company has been recognizing expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards. Under the modified prospective method, compensation expense for the Company is recognized for (a) all share based payments granted on or after January 1, 2005, (including replacement options granted under the Company's stock option exchange program which concluded on January 5, 2005 (see Note 14a)) and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, the Company accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. ("APB") 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period results have not been restated. For the year ended December 31, 2005, non-cash stock-based employee compensation expense related to stock option awards ("Stock Option Expense") totaled $20.0 million, of which $19.9 million was recognized in operating expenses and $0.1 million was capitalized in inventory. For the years ended December 31, 2004 and 2003 had the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, Stock Option Expense would have totaled $33.6 million and $42.5 million, respectively, and the effect on the Company's net income (loss) and net income (loss) per share would have been as follows:

	2004	2003
Net income (loss), as reported	$ 41,699	$(107,458)
Add: Stock-based employee compensation expense included in reported net income (loss)	2,543	2,562
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(36,093)	(45,048)
Pro forma net income (loss), basic and diluted	$ 8,149	$(149,944)
Basic net income (loss) per share amounts:		
As reported	$ 0.75	$ (2.13)
Pro forma	$ 0.15	$ (2.97)
Diluted net income (loss) per share amounts:		
As reported	$ 0.74	$ (2.13)
Pro forma	$ 0.15	$ (2.97)

In 2003, the Company's chief executive officer was granted permission by the board of directors to initiate a net cashless exercise of stock options. Upon completion of the net cashless exercise, the Company recognized $0.3 million of compensation expense, which equaled the excess of the fair market value of the shares over the option exercise price on the date that the board of directors granted its consent for the transaction.

Other disclosures required by SFAS 123 have been included in Note 14a.

(Unless otherwise noted, dollars in thousands, except per share data)

Statement of Cash Flows

Supplemental disclosure of noncash investing and financing activities:

In 2004 and 2003, the Company awarded 105,052 and 219,367 shares, respectively, of Restricted Stock under the Regeneron Pharmaceuticals, Inc. Long-Term Incentive Plan (see Note 14a). No Restricted Stock was awarded in 2005. The Company records unearned compensation in Stockholders' Equity related to these awards based on the fair market value of shares of the Company's Common Stock on the grant date of the Restricted Stock award, which is expensed, on a pro rata basis, over the period that the restrictions on these shares lapse. In 2005, 2004, and 2003, the Company recognized $1.9 million, $2.5 million, and $2.3 million, respectively, of compensation expense related to Restricted Stock awards.

Included in accounts payable and accrued expenses at December 31, 2005, 2004, and 2003 were $0.2 million, $0.6 million, and $0.8 million of capital expenditures, respectively.

Included in accounts payable and accrued expenses at December 31, 2004, 2003, and 2002 were $0.6 million, $0.9 million, and $0.7 million, respectively, of accrued 401(k) Savings Plan contribution expense. During the first quarter of 2005, 2004, and 2003, the Company contributed 90,385, 64,333, and 42,543 shares, respectively, of Common Stock to the 401(k) Savings Plan in satisfaction of these obligations.

Included in marketable securities at December 31, 2005, 2004, and 2003 were $1.2 million, $2.6 million, and $0.9 million of accrued interest income, respectively.

Future Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, *Share-Based Payment.* SFAS 123R is a revision of SFAS 123, *Accounting for Stock-Based Compensation* (which we adopted effective January 1, 2005, as described above), and supersedes APB 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R is effective for fiscal years beginning after June 15, 2005. In March 2005, the U.S. Securities and Exchange Commission ('SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") which expresses views of the SEC staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations as well as the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. The Company is required to adopt SFAS 123R effective for the fiscal year beginning January 1, 2006, and intends to do so using the modified prospective method. Under the modified prospective method, compensation cost is recognized beginning with the effective date based on (a) the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. In addition, the Company will consider the guidance of SAB 107 as it adopts SFAS 123R. Although the impact of adopting SFAS 123R has not yet been quantified, management believes that the adoption of this standard may have a material impact on the Company's financial statements.

In May 2005, the FASB issued SFAS 154, *Accounting Changes and Error Corrections.* SFAS 154 replaces APB 20, *Accounting Changes*, and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements*, and requires retrospective application to prior-period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of a change. SFAS 154 also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after

(Unless otherwise noted, dollars in thousands, except per share data)

December 15, 2005. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning January 1, 2006.

3. Severance Costs

In September 2005, the Company announced plans to reduce its workforce by approximately 165 employees in connection with narrowing the focus of the Company's research and development efforts, substantial improvements in manufacturing productivity, the June 2005 expiration of the Company's collaboration with The Procter & Gamble Company, and the expected completion of contract manufacturing for Merck & Co., Inc. in late 2006. The majority of the headcount reduction occurred in the fourth quarter of 2005, with the remainder planned for 2006 following the completion of the Company's contract manufacturing activities for Merck.

Costs associated with the workforce reduction are comprised principally of severance payments and related payroll taxes, employee benefits, and outplacement services. Termination costs related to 2005 workforce reductions were expensed in the fourth quarter of 2005, and included non-cash expenses due to the accelerated vesting of certain stock options and restricted stock held by affected employees. Estimated termination costs associated with the planned workforce reduction in 2006 were measured in October 2005 and are being expensed ratably over the expected service period of the affected employees in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The Company estimates that total costs associated with the 2005 and planned 2006 workforce reductions will approximate $2.7 million, including $0.2 million of non-cash expenses.

Severance costs associated with the workforce reduction plan that were charged to expense in 2005 consist of the following:

	Costs Charged to Expense	Costs Paid or Settled in 2005	Accrued Liability at December 31, 2005
Employee severance, payroll taxes, and benefits	$1,786	$ 879	$ 907
Other severance costs	206	30	176
Non-cash expenses	221	221	
Total	$2,213	$1,130	$1,083

These severance costs are included in the Company's Statement of Operations for the year ended December 31, 2005 as follows:

	Research & Development	General & Administrative
Employee severance, payroll taxes, and benefits	$1,734	$52
Other severance costs	206	
Non-cash expenses	215	6
Total	$2,155	$58

For segment reporting purposes (see Note 19), all severance-related expenses are included in the Research & Development segment.

4. Marketable Securities

The Company considers its unrestricted marketable securities to be "available-for-sale," as defined by SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities.* Gross unrealized holding gains

(Unless otherwise noted, dollars in thousands, except per share data)

and losses are reported as a net amount in a separate component of stockholders' equity entitled Accumulated Other Comprehensive Income (Loss). The net change in unrealized holding gains and losses is excluded from operations and included in stockholders' equity as a separate component of comprehensive income (loss).

The Company has revised on its balance sheet at December 31, 2004 the classification of its investments in auction rate securities from cash and cash equivalents to short-term investments. Auction rate securities are securities that have stated maturities beyond three months, but are priced and traded as short-term investments due to the liquidity provided through the auction mechanism that generally resets interest rates every 28 or 35 days. The change in classification resulted in a decrease in cash and cash equivalents and corresponding increase in short-term marketable securities of $6.0 million at December 31, 2004. The Company held no auction rate securities at December 31, 2005. In addition, the Company revised its statements of cash flows to reflect the purchases and sales of these securities as investing activities rather than as a component of cash and cash equivalents, resulting in increases in cash flows from investing activities of $14.8 million and $14.2 million for the years ended December 31, 2004 and 2003, respectively. This change in classification had no impact on the Company's previously reported current assets, net income (loss), or cash flows from operations.

The following tables summarize the amortized cost basis of marketable securities, the aggregate fair value of marketable securities, and gross unrealized holding gains and losses at December 31, 2005 and 2004:

	Amortized Cost Basis	Fair Value	Unrealized Holding Gains	Unrealized Holding (Losses)	Unrealized Holding Net
At December 31, 2005					
Maturities within one year					
Corporate debt securities	$ 42,203	$ 42,122	$5	$ (86)	$ (81)
U.S. government securities	52,959	52,763		(196)	(196)
Asset-backed securities	19,231	19,152		(79)	(79)
	114,393	114,037	5	(361)	(356)
Maturities between one and two years					
Corporate debt securities	16,188	16,075	2	(115)	(113)
U.S. government securities	2,055	2,034		(21)	(21)
	18,243	18,109	2	(136)	(134)
	$132,636	$132,146	$7	$(497)	$(490)
At December 31, 2004					
Maturities within one year					
Corporate debt securities	$ 58,077	$ 57,971	$8	$(114)	$(106)
U.S. government securities	137,105	136,777		(328)	(328)
Auction rate securities	6,005	6,005			
	201,187	200,753	8	(442)	(434)
Maturities between one and two years					
U.S. government securities	53,265	52,930		(335)	(335)
	$254,452	$253,683	$8	$(777)	$(769)

In addition, cash and cash equivalents at December 31, 2005 included an unrealized holding gain of $20 thousand.

(Unless otherwise noted, dollars in thousands, except per share data)

Realized gains and losses are included as a component of investment income. For the years ended December 31, 2005, 2004, and 2003, gross realized gains and losses were not significant. In computing realized gains and losses, the Company computes the cost of its investments on a specific identification basis. Such cost includes the direct costs to acquire the securities, adjusted for the amortization of any discount or premium. The fair value of marketable securities has been estimated based on quoted market prices.

The following table shows the unrealized losses and fair value of the Company's marketable securities with unrealized losses that are deemed to be only temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004. The securities listed at December 31, 2005 mature at various dates through April 2007.

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
At December 31, 2005						
Corporate debt securities	$ 36,394	$(201)			$ 36,394	$(201)
U.S. government securities	2,034	(21)	$52,762	$(196)	54,796	(217)
Asset-backed securities	19,152	(79)			19,152	(79)
	$ 57,580	$(301)	$52,762	$(196)	$110,342	$(497)
At December 31, 2004						
Corporate debt securities	$ 29,267	$ (93)	$ 7,353	$ (21)	$ 36,620	$(114)
U.S. government securities	189,707	(663)			189,707	(663)
	$218,974	$(756)	$ 7,353	$ (21)	$226,327	$(777)

The unrealized losses on the Company's investments in corporate debt securities, U.S. government securities, and asset-backed securities were primarily caused by interest rate increases, which generally resulted in a decrease in the market value of the Company's portfolio. Based upon the Company's currently projected sources and uses of cash, the Company intends to hold these securities until a recovery of fair value, which may be maturity. Therefore, the Company does not consider these marketable securities at December 31, 2005 and 2004 to be other-than-temporarily impaired.

5. Accounts Receivable

Accounts receivable as of December 31, 2005 and 2004 consist of the following:

	2005	2004
Receivable from the sanofi-aventis Group (see Note 12a)	$36,412	$39,362
Receivable from The Procter & Gamble Company (see Note 12e)		2,345
Receivable from Merck & Co. Inc. (see Note 13)	27	1,315
Other	82	80
	$36,521	$43,102

6. Inventories

Inventory balances at December 31, 2005 and 2004 consist of raw materials, work-in process, and finished products associated with the production of an intermediate for a Merck & Co., Inc. pediatric vaccine under a long-term manufacturing agreement which will expire in October 2006 (see Note 13).

(Unless otherwise noted, dollars in thousands, except per share data)

Inventories as of December 31, 2005 and 2004 consist of the following:

	2005	2004
Raw materials	$ 278	$ 310
Work-in process	1,423	692(1)
Finished products	1,203	2,227
	$2,904	$3,229

(1) Net of reserves of $0.3 million.

7. Property, Plant, and Equipment

Property, plant, and equipment as of December 31, 2005 and 2004 consist of the following:

	2005	2004
Land	$ 475	$ 475
Building and improvements	56,895	56,750
Leasehold improvements	31,192	30,451
Construction-in-progress		172
Laboratory and other equipment	57,395	55,174
Furniture, fixtures, and computer equipment	4,675	5,498
	150,632	148,520
Less, accumulated depreciation and amortization	(90,097)	(77,281)
	$ 60,535	$ 71,239

Depreciation and amortization expense on property, plant, and equipment amounted to $15.4 million, $15.5 million, and $13.0 million for the years ended December 31, 2005, 2004, and 2003, respectively. Included in these amounts was $0.9 million, $1.1 million, and $1.1 million of depreciation and amortization expense related to contract manufacturing that was capitalized into inventory for the years ended December 31, 2005, 2004, and 2003, respectively.

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses as of December 31, 2005 and 2004 consist of the following:

	2005	2004
Accounts payable	$ 4,203	$ 4,407
Accrued payroll and related costs	10,713	7,972
Accrued clinical trial expense	3,081	2,083
Accrued expenses, other	3,048	2,118
Interest payable on convertible notes	2,292	2,292
	$23,337	$18,872

(Unless otherwise noted, dollars in thousands, except per share data)

9. Deferred Revenue

Deferred revenue as of December 31, 2005 and 2004 consists of the following:

	2005	2004
Current portion:		
Received from the sanofi-aventis Group	$12,483	$ 9,405
Received from Merck & Co., Inc.	1,911	4,407
Other	2,626	1,455
	$17,020	$15,267
Long-term portion:		
Received from sanofi-aventis	$69,142	$56,426

10. Stockholders Equity

The Company's Amended Certificate of Incorporation provides for the issuance of up to 40 million shares of Class A Stock, par value $0.001 per share, and 160 million shares of Common Stock, par value $0.001 per share. Shares of Class A Stock are convertible, at any time, at the option of the holder into shares of Common Stock on a share-for-share basis. Holders of Class A Stock have rights and privileges identical to Common Stockholders except that Class A Stockholders are entitled to ten votes per share, while Common Stockholders are entitled to one vote per share. Class A Stock may only be transferred to specified Permitted Transferees, as defined. The Company's board of directors (the "Board") is authorized to issue up to 30 million shares of preferred stock, in series, with rights, privileges, and qualifications of each series determined by the Board.

During 1996, the Company adopted a Shareholder Rights Plan in which Rights were distributed as a dividend at the rate of one Right for each share of Common Stock and Class A Stock (collectively, "Stock") held by shareholders of record as of the close of business on October 18, 1996. Each Right initially entitles the registered holder to buy a unit ("Unit") consisting of one-one thousandth of a share of Series A Junior Participating Preferred Stock ("A Preferred Stock") at a purchase price of $120 per Unit (the "Purchase Price"). Initially the Rights were attached to all Stock certificates representing shares then outstanding, and no separate Rights certificates were distributed. The Rights will separate from the Stock and a "distribution date" will occur upon the earlier of (i) ten days after a public announcement that a person or group of affiliated or associated persons, excluding certain defined persons, (an "Acquiring Person") has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Stock or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Stock. The Rights are not exercisable unless a distribution date occurs and will expire at the close of business on October 18, 2006 unless earlier redeemed by the Company, subject to certain defined restrictions, for $.01 per Right. In the event that an Acquiring Person becomes the beneficial owner of 20% or more of the then outstanding shares of Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the independent directors of the Company who are not representatives, nominees, affiliates, or associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its shareholders after receiving advice from one or more investment banking firms), each Right (other than Rights held by the Acquiring Person) will entitle the holder to purchase, at the Right's then current exercise price, common shares (or, in certain circumstances, cash, property, or other securities of the Company) having a value twice the Right's Exercise Price. The Right's Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Upon the occurrence of any such events, the Rights held by an Acquiring Person become null and void. In certain circumstances, a Right entitles the

(Unless otherwise noted, dollars in thousands, except per share data)

holder to receive, upon exercise, shares of common stock of an acquiring company having a value equal to two times the Right's Exercise Price.

As a result of the Shareholder Rights Plan, the Company's Board designated 100,000 shares of preferred stock as A Preferred Stock. The A Preferred Stock has certain preferences, as defined.

In October 2001, the Company completed a private placement of $200.0 million aggregate principal amount of senior subordinated notes, which are convertible into shares of the Company's Common Stock. See Note 11d.

In March 2003, Novartis Pharma AG purchased $48.0 million of newly issued unregistered shares of the Company's Common Stock. Regeneron issued 2,400,000 shares of Common Stock to Novartis in March 2003 and an additional 5,127,050 shares in May 2003 for a total of 7,527,050 shares based upon the average closing price of the Common Stock for the 20 consecutive trading days ending May 12, 2003. See Note 12b.

In August 2003, Regeneron issued to Merck & Co., Inc., 109,450 newly issued unregistered shares of the Company's Common Stock as consideration for a non-exclusive license agreement granted by Merck to the Company. In August 2004, the Company repurchased these shares from Merck for a purchase price of $0.9 million based on the fair market value of the shares on August 19, 2004. The shares were subsequently retired. See Note 11e.

In September 2003, Aventis Pharmaceuticals, Inc. (now a member of the sanofi-aventis Group) purchased 2,799,552 newly issued unregistered shares of the Company's Common Stock for $45.0 million, based upon the average closing price of the Common Stock for the five consecutive trading days ending September 4, 2003. See Note 12a.

11. Commitments and Contingencies

a. Operating Leases

The Company leases laboratory and office facilities in Tarrytown, New York under operating lease agreements which expire through December 2009 and contain renewal options for lease extensions on certain facilities through December 2014. The Company also leases manufacturing, office, and warehouse facilities in Rensselaer, New York under an operating lease agreement which expires in July 2007 and contains renewal options to extend the lease for two additional five-year terms and a purchase option. The leases provide for base rent plus additional rental charges for utilities, taxes, and operating expenses, as defined.

The Company leases certain laboratory and office equipment under operating leases which expire at various times through 2009.

At December 31, 2005, the future minimum noncancelable lease commitments under operating leases were as follows:

December 31,	Facilities	Equipment	Total
2006	$ 4,571	$205	$ 4,776
2007	4,535	95	4,630
2008	1,800	25	1,825
2009	1,800	6	1,806
	$12,706	$331	$13,037

(Unless otherwise noted, dollars in thousands, except per share data)

Rent expense under operating leases was:

Year Ended December 31,	Facilities	Equipment	Total
2005	$4,606	$319	$4,925
2004	5,351	303	5,654
2003	5,394	305	5,699

In addition to its rent expense for various facilities, the Company paid additional rental charges for utilities, real estate taxes, and operating expenses of $9.5 million, $6.0 million, and $6.0 million for the years ended December 31, 2005, 2004, and 2003, respectively.

b. Capital Leases

In 2003 and prior years, the Company had leased equipment under noncancelable capital leases. As of December 31, 2003, the Company had no remaining capital leases outstanding.

c. Loan Payable

In March 2003, the Company entered into a collaboration agreement with Novartis Pharma AG. In accordance with that agreement, Regeneron funded its share of 2003 collaboration development expenses through a loan from Novartis, which bore interest at a rate per annum equal to the LIBOR rate plus 2.5%, compounded quarterly. In March 2004, Novartis forgave its outstanding loan to Regeneron totaling $17.8 million, including accrued interest, based on Regeneron's achieving a pre-defined development milestone. See Note 12b.

d. Convertible Debt

In October 2001, the Company issued $200.0 million aggregate principal amount of convertible senior subordinated notes ("Notes") in a private placement for proceeds to the Company of $192.7 million, after deducting the initial purchasers' discount and out-of-pocket expenses (collectively, "Deferred Financing Costs"). The Notes bear interest at 5.5% per annum, payable semi-annually, and mature on October 17, 2008. Deferred Financing Costs, which are included in other assets, are amortized as interest expense over the period from the Notes' issuance to stated maturity. The Notes are convertible, at the option of the holder at any time, into shares of the Company's Common Stock at a conversion price of approximately $30.25 per share, subject to adjustment in certain circumstances. Regeneron may also redeem some or all of the Notes at any time if the closing price of the Company's Common Stock has exceeded 140% of the conversion price then in effect for a specified period of time. The fair market value of the Notes fluctuates over time. The estimated fair value of the Notes at December 31, 2005 was approximately $193.1 million.

With respect to the Notes, the Company pledged as collateral $31.6 million of U.S. government securities ("Restricted Marketable Securities") which matured at various dates through October 2004. Upon maturity, the proceeds of the Restricted Marketable Securities paid the scheduled interest payments made on the Notes in 2002, 2003, and 2004 when due. At December 31, 2004 there were no remaining Restricted Marketable Securities.

e. Research Collaboration and Licensing Agreements

As part of the Company's research and development efforts, the Company enters into research collaboration and licensing agreements with related and unrelated companies, scientific collaborators, universities, and consultants. These agreements contain varying terms and provisions which include fees and milestones to be paid by the Company, services to be provided, and ownership rights to certain proprietary technology developed under the agreements. Some of the agreements contain provisions which require the Company to pay royalties, as defined, at

(Unless otherwise noted, dollars in thousands, except per share data)

rates that range from 0.25% to 16.5%, in the event the Company sells or licenses any proprietary products developed under the respective agreements.

Certain agreements under which the Company is required to pay fees permit the Company, upon 30 to 90-day written notice, to terminate such agreements. With respect to payments associated with these agreements, the Company incurred expenses of $1.0 million, $1.4 million, and $2.7 million for the years ended December 31, 2005, 2004, and 2003, respectively.

In August 2003, Merck & Co., Inc. granted the Company a non-exclusive license agreement to certain patents and patent applications which may be used in the development and commercialization of products that act on the ciliary neurotrophic factor, or CNTF, receptor for the treatment of obesity. As consideration, the Company issued to Merck 109,450 newly issued unregistered shares of its Common Stock (the "Merck Shares"), valued at $1.5 million based on the fair market value of shares of the Company's Common Stock on the agreement's effective date. In August 2004, the Company repurchased from Merck, and subsequently retired, the Merck Shares for $0.9 million based on the fair market value of the shares on August 19, 2004. The Company also made a cash payment of $0.6 million to Merck as required under the license agreement. The agreement also requires the Company to make an additional payment to Merck upon receipt of marketing approval for a product covered by the licensed patents. In addition, the Company would be required to pay royalties, at staggered rates in the mid-single digits, based on the net sales of products covered by the licensed patents.

12. Research and Development Agreements

The Company has entered into various agreements related to its activities to develop and commercialize product candidates and utilize its technology platforms. Amounts earned by the Company in connection with these agreements, which were recognized as contract research and development revenue, research progress payments, or other contract income, as applicable, totaled $83.1 million, $198.7 million, and $47.4 million in 2005, 2004, and 2003, respectively. Total Company incurred expenses associated with these agreements, which include reimbursable and non-reimbursable amounts and an allocable portion of general and administrative costs, were $42.2 million, $75.3 million and $56.0 million in 2005, 2004, and 2003, respectively. Significant agreements are described below.

a. The sanofi-aventis Group

In September 2003, the Company entered into a collaboration agreement (the "Aventis Agreement") with Aventis Pharmaceuticals Inc. (now a member of the sanofi-aventis Group), to jointly develop and commercialize the Company's Vascular Endothelial Growth Factor ("VEGF") Trap. In connection with this agreement, sanofi-aventis made a non-refundable up-front payment of $80.0 million and purchased 2,799,552 newly issued unregistered shares of the Company's Common Stock for $45.0 million, based upon the average closing price of the Common Stock for the five consecutive trading days ending September 4, 2003.

In January 2005, the Company and sanofi-aventis amended the Aventis Agreement to exclude intraocular delivery of the VEGF Trap to the eye ("Intraocular Delivery") from joint development under the agreement, and product rights to the VEGF Trap in Intraocular Delivery reverted to Regeneron. In connection with this amendment, sanofi-aventis made a $25.0 million non-refundable payment to Regeneron (the "Intraocular Termination Payment") in January 2005.

In December 2005, the Company and sanofi-aventis amended the Aventis Agreement to expand the territory in which the companies are collaborating on the development of the VEGF Trap to include Japan. As a result, the collaboration now includes joint development of the VEGF Trap throughout the world in all indications, except for Intraocular Delivery. In connection with this amendment, sanofi-aventis agreed to make a $25.0 million non-refundable up-front payment to the Company, which was received in January 2006. The Company may also receive up to $40.0 million in milestone payments upon receipt of specified marketing approvals for up to five VEGF Trap

(Unless otherwise noted, dollars in thousands, except per share data)

indications in Japan and a royalty of approximately 35% on annual sales of the VEGF Trap in Japan, subject to certain potential adjustments.

Under the Aventis Agreement, as amended, Regeneron and sanofi-aventis will share co-promotion rights and profits on sales, if any, of the VEGF Trap outside of Japan, except for sales in Intraocular Delivery. The Company may also receive up to $400.0 million in additional milestone payments upon receipt of specified marketing approvals, including up to $360.0 million for up to eight VEGF Trap indications in the United States or the European Union. In December 2004, Regeneron earned a $25.0 million payment from sanofi-aventis, which was received in January 2005, upon the achievement of an early-stage clinical milestone.

Under the Aventis Agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, Regeneron will be obligated to reimburse sanofi-aventis for 50% of these development expenses, or half of $130.5 million as of December 31, 2005, in accordance with a formula based on the amount of development expenses and Regeneron's share of the collaboration profits and Japan royalties, or at a faster rate at Regeneron's option. Regeneron has the option to conduct additional pre-Phase III studies at its own expense. In connection with the January 2005 amendment to the Aventis Agreement, the Intraocular Termination Payment of $25.0 million will be considered a VEGF Trap development expense and will be subject to 50% reimbursement by Regeneron to sanofi-aventis, as described above, if the collaboration becomes profitable. In addition, if the first commercial sale of a VEGF Trap product in Intraocular Delivery predates the first commercial sale of a VEGF Trap product under the collaboration by two years, Regeneron will begin reimbursing sanofi-aventis for up to $7.5 million of VEGF Trap development expenses in accordance with a formula until the first commercial VEGF Trap sale under the collaboration occurs.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, Regeneron's obligation to reimburse sanofi-aventis for 50% of VEGF Trap development expenses will terminate and the Company will retain all rights to the VEGF Trap.

Revenue related to payments from sanofi-aventis is being recognized under the Substantive Milestone Method (see Note 2) in accordance with SAB 104. The up-front payments received in September 2003 and January 2006, of $80.0 million and $25.0 million, respectively, and reimbursement of Regeneron-incurred development expenses, are being recognized as contract research and development revenue over the development period. Milestone payments are classified as research progress payments. In addition to the $25.0 million research progress payment earned in 2004, the Company recognized $43.4 million, $78.3 million, and $14.3 million of contract research and development revenue in 2005, 2004, and 2003, respectively, in connection with the Aventis Agreement. The Company also recognized the $25.0 million Intraocular Termination Payment as other contract income in 2005. At December 31, 2005 and 2004, amounts receivable from sanofi-aventis totaled $36.4 million and $39.4 million, respectively, and deferred revenue was $81.6 million and $65.8 million, respectively.

b. Novartis Pharma AG

In March 2003, the Company entered into a collaboration agreement (the "Novartis Agreement") with Novartis Pharma AG to jointly develop and commercialize the Company's Interleukin-1 Cytokine Trap ("IL-1 Trap"). In connection with this agreement, Novartis made a non-refundable up-front payment of $27.0 million and purchased $48.0 million of newly issued unregistered shares of the Company's Common Stock. Regeneron issued 2,400,000 shares of Common Stock to Novartis in March 2003 and an additional 5,127,050 shares in May 2003 for a total of 7,527,050 shares based upon the average closing price of the Common Stock for the 20 consecutive trading days ending May 12, 2003.

Development expenses incurred during 2003 were shared equally by the Company and Novartis. Regeneron funded its share of 2003 development expenses through a loan (the "2003 Loan") from Novartis, which bore interest

(Unless otherwise noted, dollars in thousands, except per share data)

at a rate per annum equal to the LIBOR rate plus 2.5%, compounded quarterly. As of December 31, 2003, the 2003 Loan balance due Novartis, including accrued interest, totaled $13.8 million. In March 2004, Novartis forgave the 2003 Loan and accrued interest thereon, totaling $17.8 million, based on Regeneron's achieving a pre-defined development milestone.

In February 2004, Novartis provided notice of its intention not to proceed with the joint development of the IL-1 Trap. In March 2004, Novartis agreed to pay the Company $42.75 million to satisfy its obligation to fund development costs for the IL-1 Trap for the nine month period following its notification and for the two months prior to that notice. The Company recorded the $42.75 million as other contract income in 2004. Regeneron and Novartis each retain rights under the collaboration agreement to elect to collaborate in the future on the development and commercialization of certain other IL-1 antagonists.

Revenue related to payments from Novartis was recognized under the Substantive Milestone Method (see Note 2) in accordance with SAB 104. The up-front payment of $27.0 million and reimbursement of Novartis' share of Regeneron-incurred development expenses were recognized as contract research and development revenue. Forgiveness in 2004 of the 2003 Loan and accrued interest was recognized as a research progress payment. In 2003, the Company recognized $21.4 million of contract research and development revenue in connection with the Novartis Agreement. In 2004, the Company recognized contract research and development revenue of $22.1 million, which represented the remaining amount of the $27.0 million up-front payment from Novartis that had previously been deferred. At December 31, 2005 and 2004, there were no amounts receivable from Novartis and no deferred revenue.

c. Amgen Inc.

In August 1990, the Company entered into a collaboration agreement (the "Amgen Agreement") with Amgen Inc. to develop and attempt to commercialize two proprietary products (the "Products"). The Amgen Agreement, among other things, provided for Amgen and the Company to form a partnership ("Amgen-Regeneron Partners" or the "Partnership") to complete the development and to commercialize the Products. Amgen and the Company held equal ownership interests in the Partnership. In November 2005, the Company and Amgen agreed to terminate the Amgen Agreement and Amgen-Regeneron Partners, as there were no ongoing activities to develop the Products, and in December 2005, the Company and Amgen each made capital withdrawals of $0.5 million from the Partnership. Neither party is entitled to receive royalties based on any products arising from the collaboration. The Company accounted for its investment in the Partnership in accordance with the equity method of accounting. In 2005, 2004, and 2003, the Company recognized its share of the Partnership net income (loss) in the amounts of $10 thousand, $134 thousand, and ($63 thousand), respectively, which represents 50% of the total Partnership net income (loss). Selected financial data of the Partnership as of and for the years ended December 31, 2005, 2004, and 2003 are not significant.

In July 2002, Amgen and Immunex Corporation (now part of Amgen) granted the Company a non-exclusive license to certain patents and patent applications which may be used in the development and commercialization of the IL-1 Trap. The license followed two other licensing arrangements under which Regeneron obtained a non-exclusive license to patents owned by ZymoGenetics, Inc. and Tularik Inc. for use in connection with the IL-1 Trap program. These license agreements would require the Company to pay royalties based on the net sales of the IL-1 Trap if and when it is approved for sale. In total, the royalty rate under these three agreements would be in the mid-single digits.

d. Sumitomo Chemical Company, Ltd.

During 1989, Sumitomo Chemical Co., Ltd. entered into a Technology Development Agreement ("TDA") with Regeneron and paid the Company $5.6 million. In consideration for this payment, Sumitomo Chemical

(Unless otherwise noted, dollars in thousands, except per share data)

received a fifteen year limited right of first negotiation to license up to three of the Company's product candidates in Japan. In connection with the Company's implementation of SAB 101 (see Note 2), the Company recognized this payment as revenue on a straight-line basis over the term of the TDA. The TDA expired in March 2004.

e. The Procter & Gamble Company

In May 1997, the Company entered into a long-term collaboration agreement with The Procter & Gamble Company to discover, develop, and commercialize pharmaceutical products and Procter & Gamble agreed to provide funding for Regeneron's research efforts related to the collaboration.

Effective December 31, 2000, the Company and Procter & Gamble entered into a new collaboration agreement (the "P&G Agreement"), replacing the companies' May 1997 agreement. The P&G Agreement extended Procter & Gamble's obligation to fund Regeneron research through December 2005, with no further research obligations by either party thereafter, and focused the companies' collaborative research on therapeutic areas that were of particular interest to Procter & Gamble. Under the P&G Agreement, research support from Procter & Gamble was $2.5 million per quarter, plus adjustments for inflation, through December 2005. Procter & Gamble and the Company divided rights to programs from their former collaboration agreement that were no longer part of the P&G Agreement.

In June 2005, the Company and Procter & Gamble amended the P&G Agreement. Pursuant to the terms of the modified agreement, the Company and Procter & Gamble agreed that the research activities of the parties under the P&G Agreement were completed on June 30, 2005, six months prior to the December 31, 2005 expiration date in the P&G Agreement. In connection with the amendment, Procter & Gamble made a one-time $5.6 million payment to Regeneron and the Company paid approximately $1.0 million to Procter & Gamble to acquire certain capital equipment owned by Procter & Gamble and located at the Company's facilities. Procter & Gamble and the Company divided rights to research programs and pre-clinical product candidates that were developed during the research term of the P&G Agreement. Neither party has the right to participate in the development or commercialization of the other party's product candidates. The Company is entitled to receive royalties based on any future product sales of a Procter & Gamble pre-clinical candidate arising from the collaboration. In addition, in 1997 through 1999, Procter & Gamble provided research support for the Company's AXOKINE program and, as a result, will be entitled to receive a small royalty on any sales of AXOKINE. Neither party is entitled to receive royalties or other payments based on any other products arising from the collaboration.

Contract research and development revenue related to the Company's collaboration with Procter & Gamble was $6.0 million, $10.5 million, and $10.6 million in 2005, 2004, and 2003, respectively. In addition, the one-time $5.6 million payment made by Procter & Gamble to the Company in connection with the amendment to the P&G Agreement was recognized as other contract income in 2005. At December 31, 2004 and 2003, amounts receivable from Procter & Gamble totaled $2.3 million and $2.7 million, respectively. At December 31, 2005, there were no amounts receivable from Procter & Gamble.

f. Serono, S.A.

In December 2002, the Company entered into an agreement (the "Serono Agreement") with Serono S.A. to use Regeneron's proprietary VelociGene technology platform to provide Serono with knock-out and transgenic mammalian models of gene function ("Materials"). Serono made an advance payment of $1.5 million (the "Retainer") to Regeneron in December 2002, which was accounted for as deferred revenue. Regeneron recognizes revenue and reduces the Retainer as Materials are shipped to and accepted by Serono. The Serono Agreement contains provisions for minimum yearly order quantities and replenishment of the Retainer when the balance declines below a specified threshold. In 2005, 2004, and 2003, the Company recognized $2.2 million, $2.1 million,

(Unless otherwise noted, dollars in thousands, except per share data)

and $0.7 million, respectively, of contract research and development revenue in connection with the Serono Agreement.

13. Manufacturing Agreement

During 1995, the Company entered into a long-term manufacturing agreement with Merck & Co., Inc., as amended, (the "Merck Agreement") to produce an intermediate (the "Intermediate") for a Merck pediatric vaccine at the Company's Rensselaer, New York facility. The Company agreed to modify portions of its facility for manufacture of the Intermediate and to assist Merck in securing regulatory approval for such manufacture in the Company's facility. The Merck Agreement calls for the Company to manufacture Intermediate for Merck for a specified period of time (the "Production Period"), with certain minimum order quantities each year. The Production Period commenced in November of 1999 and originally extended for six years. In February 2005, the Company and Merck amended the Merck Agreement to extend the Production Period through October 2006, after which the Merck Agreement will terminate.

Merck agreed to reimburse the Company for the capital costs to modify the facility ("Capital Costs"). Merck also agreed to pay an annual facility fee (the "Facility Fee") of $1.0 million beginning March 1995, subject to annual adjustment for inflation. During the Production Period, Merck agreed to reimburse the Company for certain manufacturing costs, pay the Company a variable fee based on the quantity of Intermediate supplied to Merck, and make additional bi-annual payments ("Additional Payments"), as defined. In addition, Merck agreed to reimburse the Company for the cost of Company activities performed on behalf of Merck prior to the Production Period and for miscellaneous costs during the Production Period ("Internal Costs"). These payments are recognized as contract manufacturing revenue as follows: (i) payments for Internal Costs are recognized as the activities are performed, (ii) the Facility Fee and Additional Payments are recognized over the period to which they relate, (iii) payments for Capital Costs were deferred and are recognized as Intermediate is shipped to Merck, and (iv) payments related to the manufacture of Intermediate during the Production Period ("Manufacturing Payments") are recognized after the Intermediate is tested and approved by, and shipped (FOB Shipping Point) to, Merck.

In 2005, 2004, and 2003, Merck contract manufacturing revenue totaled $13.7 million, $18.1 million, and $10.1 million, respectively. Such amounts include $1.4 million, $3.6 million, and $1.7 million of previously deferred Capital Costs, respectively.

14. Incentive and Stock Purchase Plans

a. Long-Term Incentive Plans

During 2000, the Company established the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan ("2000 Incentive Plan") which, as amended, provides for the issuance of up to 18,500,000 shares of Common Stock in respect of awards. In addition, shares of Common Stock previously approved by shareholders for issuance under the Regeneron Pharmaceuticals, Inc. 1990 Long-Term Incentive Plan ("1990 Incentive Plan") that are not issued under the 1990 Incentive Plan, may be issued as awards under the 2000 Incentive Plan. Employees of the Company, including officers, and nonemployees, including consultants and nonemployee members of the board of directors, (collectively, "Participants") may receive awards as determined by a committee of independent directors ("Committee"). The awards that may be made under the 2000 Incentive Plan include: (a) Incentive Stock Options ("ISOs") and Nonqualified Stock Options, (b) shares of Restricted Stock, (c) shares of Phantom Stock, (d) Stock Bonuses, and (e) Other Awards.

Stock Option awards grant Participants the right to purchase shares of Common Stock at prices determined by the Committee; however, in the case of an ISO, the option exercise price will not be less than the fair market value of a share of Common Stock on the date the Option is granted. Options vest over a period of time determined by the

(Unless otherwise noted, dollars in thousands, except per share data)

Committee, generally on a pro rata basis over a three to five year period. The Committee also determines the expiration date of each Option; however, no ISO is exercisable more than ten years after the date of grant.

Restricted Stock awards grant Participants shares of restricted Common Stock or allow Participants to purchase such shares at a price determined by the Committee. Such shares are nontransferable for a period determined by the Committee ("vesting period"). Should employment terminate, as defined by the 2000 Incentive Plan, the ownership of the Restricted Stock, which has not vested, will be transferred to the Company, except under defined circumstances with Committee approval, in consideration of amounts, if any, paid by the Participant to acquire such shares. In addition, if the Company requires a return of the Restricted Shares, it also has the right to require a return of all dividends paid on such shares.

Phantom Stock awards provide the Participant the right to receive, within 30 days of the date on which the share vests, an amount, in cash and/or shares of the Company's Common Stock as determined by the Committee, equal to the sum of the fair market value of a share of Common Stock on the date such share of Phantom Stock vests and the aggregate amount of cash dividends paid with respect to a share of Common Stock during the period from the grant date of the share of Phantom Stock to the date on which the share vests. Stock Bonus awards are bonuses payable in shares of Common Stock which are granted at the discretion of the Committee.

Other Awards are other forms of awards which are valued based on the Company's Common Stock. Subject to the provisions of the 2000 Incentive Plan, the terms and provisions of such Other Awards are determined solely on the authority of the Committee.

During 1990, the Company established the 1990 Incentive Plan which, as amended, provided for a maximum of 6,900,000 shares of Common Stock in respect of awards. Employees of the Company, including officers, and nonemployees, including consultants and nonemployee members of the board of directors, received awards as determined by a committee of independent directors. Under the provisions of the 1990 Incentive Plan, there will be no future awards from the plan. Awards under the 1990 Incentive Plan consisted of Incentive Stock Options and Nonqualified Stock Options which generally vest on a pro rata basis over a three or five year period and have a term of ten years.

The 1990 and 2000 Incentive Plans contain provisions that allow for the Committee to provide for the immediate vesting of awards upon a change in control of the Company, as defined.

As described in Note 2, effective January 1, 2005, the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123 using the modified prospective method as described in SFAS 148. As a result, effective January 1, 2005, the Company has been recognizing expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards. Under the modified prospective method, compensation expense for the Company is recognized for (a) all share based payments granted on or after January 1, 2005, (including replacement options granted under the Company's stock option exchange program which concluded on January 5, 2005) and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, the Company accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in APB 25 and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period results have not been restated. The effect on the Company's net income (loss) and net income (loss) per share for the years ended December 31, 2004 and 2003, had compensation costs for the Incentive Plans been determined in accordance with the fair value based method of accounting for stock-based employee compensation as prescribed by SFAS 123, is shown in Note 2.

Prior to the Company's adoption of SFAS 123, in accordance with APB 25 and related interpretations, the Company recorded compensation expense from issuances of employee Restricted Stock awards. When the terms of

(Unless otherwise noted, dollars in thousands, except per share data)

the award were fixed, compensation expense for Restricted Stock awards totaled the grant date intrinsic value, amortized over the vesting period.

Transactions involving stock option awards during 2005, 2004, and 2003 under the 1990 and 2000 Incentive Plans are summarized in the table below.

	Number of Shares	Weighted-Average Exercise Price
Stock options outstanding at December 31, 2002	11,563,950	$21.08
2003:		
Stock options granted	2,634,570	$13.45
Stock options canceled	(265,107)	$22.62
Stock options exercised	(795,114)	$ 7.07
Stock options outstanding at December 31, 2003	13,138,299	$20.36
2004:		
Stock options granted	2,828,484	$ 9.90
Stock options canceled	(514,947)	$21.10
Stock options exercised	(311,268)	$ 5.98
Stock options outstanding at December 31, 2004	15,140,568	$18.68
2005:		
Stock options granted	4,551,360	$10.08
Stock options canceled	(4,374,518)	$25.96
Stock options exercised	(597,918)	$ 9.50
Stock options outstanding at December 31, 2005	14,719,492	$14.23

In addition, in October 2005, the Company accelerated vesting of certain stock options held by employees affected by the Company's 2005 workforce reductions (see Note 3).

The Company grants stock options with exercise prices that are equal to or greater than the fair market value of the Company's Common Stock on the date of grant. The table below summarizes the weighted-average exercise prices and weighted-average grant-date fair values of options issued during the years ended December 31, 2003, 2004, and 2005. The total number of options exercisable at December 31, 2005, 2004, and 2003 was 7,321,256, 8,628,873, and 5,940,268, respectively, with weighted average exercise prices of $17.79, $21.05, and $19.45, respectively.

	Number of Options Granted	Weighted-Average Exercise Price	Weighted-Average Fair Value
2003:			
Exercise price equal to market price	2,634,570	$13.45	$10.12
2004:			
Exercise price equal to market price	2,796,873	$ 9.89	$ 7.53
Exercise price greater than market price	31,611	$10.44	$ 6.10
Total 2004 grants	2,828,484	$ 9.90	$ 7.51
2005:			
Exercise price equal to market price	4,551,360	$10.08	$ 6.68

(Unless otherwise noted, dollars in thousands, except per share data)

The following table summarizes stock option information as of December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.83 to $ 8.50	2,689,022	5.32	$ 8.13	760,533	$ 7.40
$ 8.52 to $ 9.49	3,420,139	7.30	$ 9.24	1,593,794	$ 9.00
$ 9.50 to $11.64	2,970,544	8.20	$11.32	594,488	$10.14
$11.75 to $16.56	2,493,682	7.69	$13.17	1,422,294	$13.11
$16.59 to $37.78	2,996,105	6.00	$27.70	2,800,147	$28.26
$37.94 to $51.56	150,000	4.67	$43.39	150,000	$43.39
$ 4.83 to $51.56	14,719,492	6.90	$14.23	7,321,256	$17.79

The fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Incentive Plan during 2005, 2004, and 2003 was estimated on the date of grant using the Black-Scholes option-pricing model. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company's Common Stock price, (ii) the periods of time over which employees and members of the Company's board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on the Company's Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility, which is re-evaluated at least quarterly, has been estimated based on actual movements in the Company's stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on the Company's limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future. The following table summarizes the weighted average values of the assumptions used in computing the fair value of option grants during 2005, 2004, and 2003.

	2005	2004	2003
Expected volatility	71%	80%	80%
Expected lives from grant date	5.9 years	7.5 years	7.3 years
Dividend yield	0%	0%	0%
Risk-free interest rate	4.16%	4.03%	3.75%

During 2004 and 2003, 105,052 and 219,367 shares, respectively, of Restricted Stock were awarded under the 2000 Incentive Plan. No shares of Restricted Stock were awarded in 2005. These shares are nontransferable with such restriction lapsing (i) for 2004 awards, with respect to 50% of the shares at nine months and eighteen months from date of grant and (ii) for 2003 awards, with respect to 25% of the shares every six months over the approximately two-year period from date of grant. In accordance with generally accepted accounting principles, the Company recorded unearned compensation within Stockholders' Equity of $1.0 million and $2.9 million in 2004 and 2003, respectively, related to these awards. This amount was based on the fair market value of shares of the Company's Common Stock on the date of grant and will be expensed, on a pro rata basis, over the period that the restriction on these shares lapses. During 2005, 2004, and 2003, 4,601, 18,194, and 4,431 shares, respectively, of Restricted Stock were forfeited due to employee terminations. The Company reduced unearned compensation within Stockholders' Equity by $0.1 million, $0.3 million, and $0.1 million in 2005, 2004, and 2003, respectively, related to these forfeited awards.

The Company recognized non-cash compensation expense from Restricted Stock awards of $1.9 million, $2.5 million, and $2.3 million in 2005, 2004, and 2003, respectively. In addition, due to the adoption of SFAS 123

(Unless otherwise noted, dollars in thousands, except per share data)

effective January 1, 2005, non-cash compensation expense related to stock option awards totaled $20.0 million in 2005, of which $19.9 million was recognized in operating expenses and $0.1 million was capitalized into inventory.

As of December 31, 2005, there were 6,684,884 shares available for future grants under the 2000 Incentive Plan.

In December 2004, the Company's shareholders approved a stock option exchange program. Under the program, Company regular employees who work an average of 20 hours per week, other than the Company's chairman and the Company's president and chief executive officer, were provided the opportunity to make a one-time election to surrender options granted under the 1990 and 2000 Incentive Plans that had an exercise price of at least $18.00 and exchange them for replacement options granted under the 2000 Incentive Plan in accordance with the following exchange ratios:

Exercise Price of Eligible Options	Exchange Ratio (Number of Eligible Options to be Surrendered and Cancelled for Each Replacement Option)
$18.00 to $28.00	1.50
$28.01 to $37.00	2.00
$37.01 and up	3.00

Participation in the stock option exchange program was voluntary, and non-employee directors, consultants, former employees, and retirees were not eligible to participate. The participation deadline for the program was January 5, 2005. Eligible employees elected to exchange options with a total of 3,665,819 underlying shares of Common Stock, and the Company issued 1,977,840 replacement options with an exercise price of $8.50 per share on January 5, 2005.

Each replacement option was completely unvested upon grant. Each replacement option granted to an employee other than our executive vice president and senior vice presidents will ordinarily become vested and exercisable with respect to one-fourth of the shares initially underlying such option on each of the first, second, third and fourth anniversaries of the grant date so that such replacement option will be fully vested and exercisable four years after it was granted. Each replacement option granted to our executive vice president and senior vice presidents will ordinarily vest with respect to all shares underlying such option if both (i) the Company's products have achieved gross sales of at least $100 million during any consecutive twelve month period (either directly by the Company or through its licenses) and (ii) the specific senior or executive vice president has remained employed by the Company for at least three years from the date of grant. For all replacement options, the recipient's vesting and exercise rights are contingent upon the recipient's continued employment through the applicable vesting date and subject to the other terms of the 2000 Incentive Plan and the applicable option award agreement. As is generally the case with respect to the option award agreements for options that were eligible for exchange pursuant to the stock option exchange program, the option award agreements for replacement options include provisions whereby the replacement options may be fully vested in connection with a "change in control" of the Company, as defined in the 2000 Incentive Plan.

Under the stock option exchange program, each replacement option has a term equal to the greater of (i) the remaining term of the surrendered option it replaces and (ii) six years from the date of grant of the replacement option. This was intended to ensure that the employees who participated in the stock option exchange program would not derive any additional benefit from an extended option term unless the surrendered option had a remaining term of less than six years.

(Unless otherwise noted, dollars in thousands, except per share data)

b. Executive Stock Purchase Plan

In 1989, the Company adopted an Executive Stock Purchase Plan (the "Plan") under which 1,027,500 shares of Class A Stock were reserved for restricted stock awards. The Plan provides for the compensation committee of the board of directors to award employees, directors, consultants, and other individuals ("Plan participants") who render service to the Company the right to purchase Class A Stock at a price set by the compensation committee. The Plan provides for the vesting of shares as determined by the compensation committee and, should the Company's relationship with a Plan participant terminate before all shares are vested, unvested shares will be repurchased by the Company at a price per share equal to the original amount paid by the Plan participant. During 1989 and 1990, a total of 983,254 shares were issued, all of which vested as of December 31, 1999. As of December 31, 2005, there were 44,246 shares available for future grants under the Plan.

15. Employee Savings Plan

In 1993, the Company adopted the provisions of the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan (the "Savings Plan"). The terms of the Savings Plan provide for employees who have met defined service requirements to participate in the Savings Plan by electing to contribute to the Savings Plan a percentage of their compensation to be set aside to pay their future retirement benefits, as defined. The Savings Plan, as amended and restated, provides for the Company to make discretionary contributions ("Contribution"), as defined. The Company recorded Contribution expense of $2.0 million in 2005, $0.8 million in 2004, and $0.9 million in 2003; such amounts were accrued as liabilities at December 31, 2005, 2004, and 2003, respectively. During the first quarter of 2006, 2005, and 2004, the Company contributed 120,960, 90,385, and 64,333 shares, respectively, of Common Stock to the Savings Plan in satisfaction of these obligations.

16. Income Taxes

In 2005, 2004, and 2003, the Company recognized a net operating loss for tax purposes and, accordingly, no provision for income taxes has been recorded in the accompanying financial statements. There is no benefit for federal or state income taxes for the years ended December 31, 2005, 2004, and 2003 since the Company has incurred net operating losses for tax purposes since inception and established a valuation allowance equal to the total deferred tax asset.

The tax effect of temporary differences, net operating loss carry-forwards, and research and experimental tax credit carry-forwards as of December 31, 2005 and 2004 was as follows:

	2005	2004
Deferred tax assets		
Net operating loss carry-forward	$ 161,060	$ 135,099
Fixed assets	12,873	9,772
Deferred revenue	34,284	28,527
Research and experimental tax credit carry-forward	23,074	20,772
Capitalized research and development costs	24,015	28,559
Other	12,095	4,168
Valuation allowance	(267,401)	(226,897)
	—	—

The Company's valuation allowance increased by $40.5 million in 2005, due primarily to an increase in the Company's net operating loss carry-forward, and decreased by $14.2 million in 2004, due primarily to a reduction in the temporary difference related to deferred revenue.

(Unless otherwise noted, dollars in thousands, except per share data)

For all years presented, the Company's effective income tax rate is zero. The difference between the Company's effective income tax rate and the Federal statutory rate of 34% is attributable to state tax benefits and tax credit carry-forwards offset by an increase in the deferred tax valuation allowance.

As of December 31, 2005, the Company had available for tax purposes unused net operating loss carry-forwards of $404.8 million which will expire in various years from 2006 to 2025. The Company's research and experimental tax credit carry-forwards expire in various years from 2006 to 2025. Under the Internal Revenue Code and similar state provisions, substantial changes in the Company's ownership have resulted in an annual limitation on the amount of net operating loss and tax credit carry-forwards that can be utilized in future years to offset future taxable income. This annual limitation may result in the expiration of net operating losses and tax credit carry-forwards before utilization.

17. Legal Matters

In May 2003, securities class action lawsuits were commenced against Regeneron and certain of the Company's officers and directors in the United States District Court for the Southern District of New York. A consolidated amended class action complaint was filed in October 2003. The complaint, which was purported to be brought on behalf of a class consisting of investors in the Company's publicly traded securities between March 28, 2000 and March 30, 2003, alleged that the defendants misstated or omitted material information concerning the safety and efficacy of AXOKINE, in violation of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

On November 14, 2005, the United States District Court for the Southern District of New York approved the terms of a settlement between plaintiffs and the Company settling all claims against the Company in this lawsuit. The settlement requires no payment by the Company or any of the individual defendants named in the lawsuit. The Company's primary insurance carrier agreed to make the required payment under the settlement, the amount of which is immaterial to the Company. The settlement includes no admission of wrongdoing by the Company or any of the individual defendants. Separately, the plaintiffs and the individual defendants named in the lawsuit entered into a Stipulation of Voluntary Dismissal, which dismissed all claims against the individuals with prejudice.

From time to time, the Company is a party to other legal proceedings in the course of the Company's business. The Company does not expect any such other current legal proceedings to have a material adverse effect on the Company's business or financial condition.

18. Net Income (Loss) Per Share

The Company's basic net income (loss) per share amounts have been computed by dividing net income (loss) by the weighted average number of Common and Class A shares outstanding. The diluted net income per share is based upon the weighted average number of shares of Common Stock and Class A Stock and the common stock equivalents outstanding when dilutive. In 2005 and 2003, the Company reported net losses and, therefore, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive. The calculations of basic and diluted net loss per share are as follows:

	December 31,		
	2005	2004	2003
Net income (loss) (Numerator)	$(95,446)	$41,699	$(107,458)
Shares, in thousands (Denominator):			
Weighted-average shares for basic per share calculations	55,950	55,419	50,490
Effect of stock options		711	
Effect of restricted stock awards		42	
Adjusted weighted-average shares for diluted per share calculations	55,950	56,172	50,490
Basic net income (loss) per share	$ (1.71)	$ 0.75	$ (2.13)
Diluted net income (loss) per share	$ (1.71)	$ 0.74	$ (2.13)

Shares issuable upon the exercise of options and warrants, vesting of restricted stock awards, and conversion of convertible debt, which have been excluded from the diluted per share amounts because their effect would have been antidilutive, include the following:

	December 31,		
	2005	2004	2003
Options and Warrants:			
Weighted average number, in thousands	13,299	10,110	11,299
Weighted average exercise price	$ 14.59	$ 23.82	$ 22.07
Restricted Stock:			
Weighted average number, in thousands	165	6	159
Convertible Debt:			
Weighted average number, in thousands	6,611	6,611	6,611
Conversion price	$ 30.25	$ 30.25	$ 30.25

In connection with the Company's stock option exchange program (see Note 14a), on January 5, 2005, eligible employees elected to exchange options with a total of 3,665,819 underlying shares of Common Stock, and the Company issued 1,997,840 replacement options with an exercise price of $8.50 per share.

19. Segment Information

The Company's operations are managed in two business segments: research and development, and contract manufacturing.

Research and development: Includes all activities related to the discovery of pharmaceutical products for the treatment of serious medical conditions, and the development and commercialization of these discoveries. Also includes revenues and expenses related to (i) the development of manufacturing processes prior to commencing commercial production of a product under contract manufacturing arrangements and (ii) the supply of specified, ordered research materials using Regeneron-developed proprietary technology (see Note 12).

Contract manufacturing: Includes all revenues and expenses related to the commercial production of products under contract manufacturing arrangements. During 2005, 2004, and 2003, the Company produced Intermediate under the Merck Agreement (see Note 13).

(Unless otherwise noted, dollars in thousands, except per share data)

The tables below present information about reported segments for the years ended December 31, 2005, 2004, and 2003:

	Research & Development	Contract Manufacturing	Reconciling Items	Total
2005:				
Revenues	$ 52,447	$13,746	—	$ 66,193
Depreciation and amortization	14,461	— (1)	$ 1,043	15,504
Non-cash compensation expense	21,492	367	—	21,859
Interest expense	—	—	12,046	12,046
Other contract income	30,640	—	—	30,640
Net income (loss)	(97,970)	4,189	(1,665)(2)	(95,446)
Capital expenditures	4,667	—	—	4,667
Total assets	95,645	4,315	323,541(3)	423,501
2004:				
Revenues	$ 155,927	$18,090	—	$ 174,017
Depreciation and amortization	14,319	— (1)	$ 1,043	15,362
Non-cash compensation expense	2,543	—	—	2,543
Interest expense	126	—	12,049	12,175
Other contract income	42,750	—	—	42,750
Net income (loss)	45,395	2,876	(6,572)(2)	41,699
Capital expenditures	5,972	—	—	5,972
Total assets	111,038	6,532	355,538(3)	473,108
2003:				
Revenues	$ 47,366	$10,131	—	$ 57,497
Depreciation and amortization	11,894	— (1)	$ 1,043	12,937
Non-cash compensation expense	2,562	—	—	2,562
Interest expense	161	—	11,771	11,932
Net income (loss)	(103,604)	3,455	(7,309)(2)	(107,458)
Capital expenditures	16,944	—	—	16,944
Total assets	92,369	12,889	374,297(3)	479,555

(1) Depreciation and amortization related to contract manufacturing is capitalized into inventory and included in contract manufacturing expense when the product is shipped.

(2) Represents investment income net of interest expense related to convertible notes issued in October 2001 (see Note 11d).

(3) Includes cash and cash equivalents, marketable securities, restricted marketable securities (where applicable), prepaid expenses and other current assets, and other assets.

(Unless otherwise noted, dollars in thousands, except per share data)

20. Unaudited Quarterly Results

Summarized quarterly financial data for the years ended December 31, 2005 and 2004 are set forth in the following tables.

	First Quarter Ended March 31, 2005	Second Quarter Ended June 30, 2005	Third Quarter Ended September 30, 2005	Fourth Quarter Ended December 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$16,209	$ 16,366	$ 16,194	$ 17,424
Net loss	(4,123)	(26,999)	(34,652)	(29,672)
Net loss per share, basic and diluted	$ (0.07)	$ (0.48)	$ (0.62)	$ (0.53)

	First Quarter Ended March 31, 2004	Second Quarter Ended June 30, 2004	Third Quarter Ended September 30, 2004	Fourth Quarter Ended December 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$61,990	$ 28,418	$ 36,519	$47,090
Net income (loss)	64,532	(14,549)	(11,076)	2,792
Basic net income (loss) per share	$ 1.17	$ (0.26)	$ (0.20)	$ 0.05
Diluted net income (loss) per share	$ 1.06	$ (0.26)	$ (0.20)	$ 0.05

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Corporate Information

Common Stock and Related Matters
Our Common Stock is quoted on The Nasdaq Stock Market under the symbol "REGN." Our Class A Stock, par value $.001 per share, is not publicly quoted or traded.

The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock as reported by The Nasdaq Stock Market.

	High	Low
2004		
First Quarter	$ 17.00	$ 12.80
Second Quarter	15.85	8.53
Third Quarter	10.80	6.76
Fourth Quarter	9.49	6.75
2005		
First Quarter	$ 9.36	$ 4.75
Second Quarter	8.84	4.61
Third Quarter	10.67	7.36
Fourth Quarter	17.37	8.55

As of April 13, 2006, there were 580 shareholders of record of our Common Stock and 52 shareholders of record of our Class A Stock. The closing bid price for the Common Stock on that date was $14.23.

We have never paid cash dividends and do not anticipate paying any in the foreseeable future.

Corporate Office
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707
(914) 345-7400

SEC Form 10-K
A copy of our annual report to the Securities and Exchange Commission on Form 10-K is available without charge from the Regeneron Investor Relations Department.

Annual Meeting
The Annual Meeting will be held on Friday, June 9, 2006 at 10:30 a.m. at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, NY 10591.

Stockholders' Inquiries
Inquiries relating to stock transfer or lost certificates and notices of changes of address should be directed to our Transfer Agent, American Stock Transfer & Trust Co., 59 Maiden Lane, Plaza Level, New York, NY 10038, (800) 937-5449. General information regarding the Company, recent press releases, and SEC filings are available on our Worldwide Web Home Page at www.regn.com, or can be obtained by contacting our Investor Relations Department at (914) 345-7741.

Transfer Agent and Registrar
American Stock Transfer
& Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Auditors
PricewaterhouseCoopers LLP

Corporate Directory

Directors

P. Roy Vagelos, M.D.
Chairman of the Board

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

Charles A. Baker
Retired Chairman of the Board,
President, and Chief Executive Officer
of The Liposome Company, Inc.

Michael S. Brown, M.D.
Regental Professor,
University of Texas

Alfred G. Gilman, M.D., Ph.D.
Provost and Executive Vice President
for Academic Affairs,
University of Texas
Southwestern Medical Center;
Dean, Southwestern Medical School.

Joseph L. Goldstein, M.D.
Regental Professor and Chairman,
Department of Molecular Genetics,
University of Texas
Southwestern Medical Center

Arthur F. Ryan
Chairman and Chief Executive Officer,
Prudential Financial, Inc.

Eric M. Shooter, Ph.D.
Professor Emeritus,
Stanford University School of Medicine

George L. Sing
Managing Director, Lancet Capital

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Regeneron Research Laboratories

Senior Management

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Regeneron Research Laboratories

Murray A. Goldberg
Senior Vice President,
Finance & Administration
Chief Financial Officer, Treasurer,
and Assistant Secretary

Randall G. Rupp, Ph.D.
Senior Vice President,
Manufacturing Operations

Neil Stahl, Ph.D.
Senior Vice President,
Preclinical Development and
Biomolecular Science

Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707

www.regeneron.com